PLEASE NOTE:

"[-----]" DENOTES INFORMATION REDACTED IN CANADIAN FILING

MDS INC.,
a corporation existing under the laws of Canada,
as the borrower

-and-

CANADIAN IMPERIAL BANK OF COMMERCE
THE BANK OF NOVA SCOTIA
ROYAL BANK OF CANADA
JPMORGAN CHASE BANK, N.A., TORONTO BRANCH
BANK OF TOKYO - MITSUBISHI (CANADA)
HSBC BANK CANADA
BANK OF AMERICA, NATIONAL ASSOCIATION, CANADA BRANCH,
BNP PARIBAS (CANADA)
THE TORONTO-DOMINION BANK
together with such other Lenders as may become parties hereto pursuant to Article Thirteen hereof

-and-

THE BANK OF NOVA SCOTIA,
as co-documentation agent for the Lenders

- and-

ROYAL BANK OF CANADA,
as co-documentation agent for the Lenders

-and-

BANK OF AMERICA, NATIONAL ASSOCIATION, CANADA BRANCH,
as co-lead arranger and syndication agent for the Lenders

-and-

CANADIAN IMPERIAL BANK OF COMMERCE
as co-lead arranger and administrative agent for the Lenders in the manner and to the extent described in Article Twelve

Cdn. $500,000,000 CREDIT AGREEMENT

July 14, 2005

McCARTHY TÉTRAULT LLP
FASKEN MARTINEAU DuMOULIN LLP

TABLE OF CONTENTS

ARTICLE One DEFINITIONS AND INTERPRETATION

Section 1.01 Definitions

Section 1.02 Headings, Etc.

Section 1.03 Number, Gender and Expressions

Section 1.04 Time

Section 1.05 Non-Business Days

Section 1.06 Conflicts

Section 1.07 Statutory References

Section 1.08 Severability

Section 1.09 Entire Agreement

Section 1.10 Governing Law

Section 1.11 Currency

Section 1.12 Schedules

ARTICLE Two THE CREDIT

Section 2.01 Establishment of the Credit

Section 2.02 Revolving Period

Section 2.03 Purpose of the Credit

Section 2.04 Borrowings under the Credit

Section 2.05 Notice of Availment

Section 2.06 Manner of Advance

Section 2.07 Swingline Loans

Section 2.08 Bankers' Acceptances

Section 2.09 LIBOR Loans

Section 2.10 Illegality

Section 2.11 Administrative Agent's Records

Section 2.12 Optional Reduction of Limit of the Credit

ARTICLE Three ROLLOVERS AND CONTINUATIONS

Section 3.01 Bankers' Acceptances

Section 3.02 LIBOR Loans

Section 3.03 Notice of Rollover

Section 3.04 Continuing One Type of Loan as Another Type of Loan

Section 3.05 Continuing a Loan as Bankers' Acceptances

Section 3.06 Continuing Bankers' Acceptances as a Loan

Section 3.07 Notice of Continuation

ARTICLE Four INTEREST AND FEES

Section 4.01 Loans

Section 4.02 Fees for Bankers' Acceptances

Section 4.03 Overdue Principal and Interest

Section 4.04 Interest on Other Amounts

Section 4.05 Interest Payment Dates

Section 4.06 Standby Fee

Section 4.07 Failure to Deliver Compliance Certificate

Section 4.08 Agency Fees

Section 4.09 Determination of Rates and Basis of Calculation of Interest

Section 4.10 Maximum Return

ARTICLE Five REPAYMENT OF ACCOMMODATION

Section 5.01 Optional Repayment

Section 5.02 Mandatory Repayment under the Credit

Section 5.03 Currency Fluctuations

ARTICLE Six PAYMENTS AND INDEMNITIES

Section 6.01 Method and Place of Payments

Section 6.02 Currency of Payment

Section 6.03 Increased Costs

Section 6.04 Indemnities

Section 6.05 Taxes

ARTICLE Seven GUARANTEES

Section 7.01 Guarantees

Section 7.02 General Provisions Relating to the Guarantees

ARTICLE Eight REPRESENTATIONS AND WARRANTIES

Section 8.01 Delivery of Representations and Warranties

Section 8.02 Representations and Warranties

ARTICLE Nine COVENANTS

Section 9.01 Affirmative Covenants

Section 9.02 Negative Covenants

Section 9.03 Financial Covenants

ARTICLE Ten EVENTS OF DEFAULT

Section 10.01 Events of Default

Section 10.02 Remedies

Section 10.03 Benefit of Guarantee; Set-off: Sharing of Payments

Section 10.04 Remedies Cumulative

Section 10.05 Appropriation of Moneys Received

Section 10.06 Non-Merger

ARTICLE Eleven CONDITIONS PRECEDENT TO BORROWINGS

Section 11.01 Conditions Precedent to the Initial Borrowing Hereunder

Section 11.02 Conditions Precedent to All Borrowings

ARTICLE Twelve THE ADMINISTRATIVE AGENT

Section 12.01 Appointment of Administrative Agent

Section 12.02 Indemnity from Lenders

Section 12.03 Exculpation

Section 12.04 Reliance on Information

Section 12.05 Knowledge and Required Action

Section 12.06 Request for Instructions

Section 12.07 Exchange of Information

Section 12.08 The Administrative Agent

Section 12.09 Resignation and Termination

Section 12.10 Actions by Lenders

Section 12.11 Provisions for Benefit of Lenders Only

ARTICLE Thirteen MISCELLANEOUS

Section 13.01 Participations, Assignments and Transfers

Section 13.02 Waiver

Section 13.03 Further Assurances

Section 13.04 Notices

Section 13.05 Domicile of Accommodation

Section 13.06 Disclosure and Confidentiality

Section 13.07 Survival

Section 13.08 Quantities of Documents

Section 13.09 Reproduction of Documents

Section 13.10 Counterparts

Section 13.11 Benefit of Agreement

SCHEDULE 1 revolving Commitments

SCHEDULE 2 Lenders

SCHEDULE 3 Guaranteeing Subsidiaries

SCHEDULE 4 Permitted Liens

SCHEDULE 5 Notice of Availment

SCHEDULE 6 Corporate Structure of the Borrower and its Subsidiaries

SCHEDULE 7 Environmental Disclosure

SCHEDULE 8 Compliance Certificate

SCHEDULE 9 fORM OF uNDERTAKING OF aSSIGNEE lENDER

SCHEDULE 10 Material and Unrestricted Subsidiaries

SCHEDULE 11 ADHESION AGREEMENT

THIS CREDIT AGREEMENT dated as of July 14, 2005.

A M O N G:

MDS INC., a corporation existing under the laws of Canada, as the borrower

OF THE FIRST PART

-and-

CANADIAN IMPERIAL BANK OF COMMERCE; THE BANK OF NOVA SCOTIA; ROYAL BANK OF CANADA; JPMORGAN CHASE BANK, N.A., TORONTO BRANCH; BANK OF TOKYO - MITSUBISHI (CANADA); HSBC BANK CANADA; BANK OF AMERICA, NATIONAL ASSOCIATION, CANADA BRANCH; BNP PARIBAS (CANADA); THE TORONTO-DOMINION BANK together with such other Lenders as may become parties hereto pursuant to Article Thirteen hereof

OF THE SECOND PART

-and-

THE BANK OF NOVA SCOTIA, as co-documentation agent for the Lenders

OF THE THIRD PART

- and-

ROYAL BANK OF CANADA, as co-documentation agent for the Lenders

OF THE FOURTH PART

-and-

BANK OF AMERICA, NATIONAL ASSOCIATION, CANADA BRANCH, as co-lead arranger and syndication agent for the Lenders

OF THE FIFTH PART

-and-

CANADIAN IMPERIAL BANK OF

COMMERCE, as co-lead arranger and administrative agent for the Lenders in the manner and to the extent described in Article Twelve

OF THE SIXTH PART

WHEREAS MDS Inc. (the "Borrower") has requested that the Lenders party hereto make available the credit facility provided for herein in accordance with the terms thereof;

AND WHEREAS the Lenders have agreed to provide the credit facility to the Borrower on the terms and conditions set forth herein.

THIS CREDIT AGREEMENT WITNESSES that, for valuable consideration (the receipt and sufficiency of which are acknowledged by each of the parties to this Agreement) the parties to this Agreement agree as follows:

ARTICLE ONE
DEFINITIONS AND INTERPRETATION

Section 1.01 Definitions

In this Agreement, unless the context otherwise requires:

"Accommodation" shall mean Loans or Bankers' Acceptances made, accepted or purchased, as the case may be, by the Lenders under the Credit or any combination thereof and "type" of Accommodation shall refer to whether any particular Accommodation is a Prime Rate Loan, a U.S. Base Rate Loan, a LIBOR Loan or a Bankers' Acceptance.

"Acquisition" means an acquisition of all or any part of the business of another Person, including any line of business or division and the assets comprised therein, in a single transaction, or in a series of transactions, related or not, whether by acquisition of assets or of capital stock of that Person or by way of amalgamation, arrangement, merger or other business combination.

"Administrative Agent" shall mean CIBC in its capacity as administrative agent under the Credit Documents or such other financial institution as may be appointed as the successor Administrative Agent in the manner and to the extent described in Section 12.09.

"Administrative Agent's Payment Branch" shall mean the office of the Administrative Agent at 161 Bay Street, 8th Floor, BCE Place, Toronto, Ontario, M5J 2S8 or such other office of the Administrative Agent in Toronto, Canada as the Administrative Agent may from time to time designate in writing to the Borrower.

"Adverse Environmental Effect" shall mean one or more of: impairment of the quality of the Natural Environment for any use that can be made of it, injury or damage to property or to plant or animal life, harm or material discomfort to any Person, an adverse effect on the health of any Person, impairment of the safety of any Person, rendering any property or plant or animal life unfit for human use, loss of enjoyment of normal use of property or interference with the normal conduct of business.

"Affiliate" shall mean an "affiliate" as defined by the Securities Act (Ontario) and "Affiliated" shall have an analogous meaning.

"Agreement" means this credit agreement, as such agreement may be amended, supplemented, restated, revised or replaced from time to time.

"Applicable Law" shall mean, at any time, in respect of any Person, property, transaction, event or other matter, as applicable, all then current laws, rules, statutes, regulations, treaties, orders, judgements and decrees and all official directives, rules, guidelines, orders, policies and other requirements of any Governmental Authority (whether or not having the force of law) (collectively the "Law") relating or applicable to such Person, property, transaction, event or other matter and shall also include any interpretation of the Law or any part of the Law by any person having jurisdiction over it or charged with its administration or interpretation.

"Applicable Loan Spread" shall have the meaning specified in Section 4.01.

"Applicable Reference Rate" for a type of Loan shall mean:

(i) with respect to Prime Rate Loans, the Prime Rate in effect from time to time;

(ii) with respect to U.S. Base Rate Loans, the U.S. Base Rate in effect from time to time;

(iii) with respect to LIBOR Loans and any applicable LIBOR Period, the LIBOR determined for such LIBOR Period in accordance with the provisions of this Agreement.

With respect to Prime Rate Loans and U.S. Base Rate Loans, the Applicable Reference Rate will change automatically without notice to the Borrower as and when the Prime Rate and the U.S. Base Rate, as the case may be, shall change. Each of the Prime Rate and U.S. Base Rate is not intended to be the lowest rate of interest determined by the Administrative Agent in connection with extensions of credit.

"Applicable Stamping Fee" shall have the meaning specified in Section 4.02.

"Applicable Standby Fee Rate" shall have the meaning specified in Section 4.06.

"Associate" shall mean an "associate" as defined by the Securities Act (Ontario) and "Associated" shall have an analogous meaning.

"BA Discount Proceeds" shall mean, with respect to any Bankers' Acceptance, an amount (rounded to the nearest full cent), calculated on the applicable Borrowing Date which is equal to the face amount of such Bankers' Acceptance divided by the sum of one plus the product of (i) the BA Discount Rate applicable to such Bankers' Acceptance multiplied by (ii) a fraction, the numerator of which is the number of days in the term of such Bankers' Acceptance and the denominator of which is 365.

"BA Discount Rate" means the BA Schedule I Discount Rate or BA Schedule II Discount Rate, as the case may be.

"BA Schedule I Discount Rate" means for any Bankers' Acceptance to be accepted by a Schedule I Lender hereunder on any Borrowing Date, CDOR on such Borrowing Date for a period identical to the term to maturity of the relevant Bankers' Acceptance.

"BA Schedule II Discount Rate" means, with respect to an issue of Bankers' Acceptances with the same maturity date to be accepted by a Non-Schedule I Lender hereunder, the lesser of:

(i) the discount rate of such Non-Schedule I Lender determined in accordance with its normal practice at or about 10:00 a.m. on the date of issue and acceptance of such Bankers' Acceptances for bankers' acceptances having a comparable face value and an identical maturity date to the face value and maturity date of such Bankers' Acceptances; and

(ii) the BA Schedule I Discount Rate plus 0.10%.

"Bankers' Acceptance" shall mean a Draft denominated in Cdn. Dollars drawn by the Borrower and accepted by a Lender as provided in Section 2.08.

"Borrower" shall mean MDS Inc. and its successors and permitted assigns.

"Borrowing" shall mean the aggregate Accommodation obtained or to be obtained by the Borrower under the Credit on any Borrowing Date (for greater certainty including any Bankers' Acceptances obtained or to be obtained on the maturity of any outstanding Bankers' Acceptances and any new Accommodation obtained or to be obtained on the continuation of any outstanding Accommodation as another type of Accommodation, but for greater certainty not including any LIBOR Loan which continues on the expiry of the LIBOR Period, applicable to such LIBOR Loan as the result of the renewal of such LIBOR Period, pursuant to Section 3.02).

"Borrowing Date" shall have the meaning specified in Section 2.05(a), Section 3.03 and Section 3.07.

"Business Day" shall mean any day, other than a Saturday or Sunday, on which Canadian chartered banks are open for domestic and foreign exchange business in Montreal, Quebec and Toronto, Ontario; provided that with respect to any LIBOR Loan, "Business Day" shall mean any day, other than a Saturday or Sunday, on which dealings in U.S. Dollars for LIBOR Loans may be carried on by and between prime banks in the London interbank market, except any such day on which banks are lawfully closed for business in New York, New York, United States of America, London, England, Montreal, Quebec or Toronto, Ontario.

"Capital Adequacy Guideline" shall mean Guideline A of the Office of the Superintendent of Financial Institutions Canada dated January 2001 with respect to capital adequacy requirements of Canadian banks, as the same may be amended, supplemented or replaced from time to time.

"Capital Expenditures" shall mean any expenditures of the Borrower on a consolidated basis made in connection with the purchase, lease, acquisition, erection or construction of property, machinery or equipment which are required to be capitalized in accordance with GAAP, and for greater certainty includes fixed assets and real property but does not include an Acquisition.

"Capitalized Lease Obligation" shall mean, for any Person, any payment obligation of such Person, as lessee, under an agreement for the lease or rental of property that, in accordance with GAAP, is required to be capitalized.

"Cdn. Dollars" and "Cdn.$" shall mean lawful currency of Canada.

"CDOR" means, for any day and relative to Cdn. Dollar Bankers' Acceptances having any specified term and face amount, the average of the annual rates for Cdn. Dollar Bankers' Acceptances having such specified term and face amount (or a term and face amount as closely as possible comparable to such specified term and face amount) of the banks named in Schedule I of the Bank Act (Canada) that appears on the Reuters Screen CDOR page as of 10:00 a.m. on such day (or, if such day is not a Business Day, as of 10:00 a.m. (Toronto time) on the preceding Business Day), provided that if such rate does not appear on the Reuters Screen CDOR page at such time on such date, CDOR for such date will be the annual discount rate of interest (rounded upward to the nearest whole multiple of 1/1000 of 1%) as of 10:00 a.m. (Toronto time) on such date at which CIBC is then offering to purchase bankers' acceptances accepted by it having a comparable aggregate face amount and identical maturity date to the aggregate face amount and maturity date of such Bankers' Acceptances.

"CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980 of the United States, as amended by the Superfund Amendments and Reauthorization Act and as further amended from time to time, and any successor statute.

"CERCLIS" means the Comprehensive Environmental Response, Compensation and Liability Information System.

"CIBC" means Canadian Imperial Bank of Commerce and its successors.

"Closing Date" means July 14, 2005, or such other date agreed to by the Lenders.

"Code" means the Internal Revenue Code of 1986 of the United States, as amended from time to time, and any successor statute and the rules and regulations promulgated thereunder.

"Compliance Certificate" shall have the meaning specified in Section 9.01(k)(iv).

"Contaminant" shall mean any solid, liquid, gas, odour, heat, sound, vibration, radiation or combination of any of them resulting directly or indirectly from human activities that may cause an Adverse Environmental Effect.

"Contested" shall mean contested in good faith by appropriate proceedings promptly initiated and diligently conducted.

"Contingent Obligation" shall mean, as to any Person, any obligation, whether secured or unsecured, of such Person guaranteeing or having the effect of guaranteeing the payment of any indebtedness, leases, dividends, letters of credit or other monetary obligations (the "primary obligations") of any other Person (the "primary obligor") in any manner, whether directly or indirectly, provided, however, that the term Contingent Obligation shall not include (x) endorsements of instruments for deposit or collection in the ordinary course of business, or (y) assurances or obligations given by such Person to a third party who has in turn provided assurances (the "third party assurances") in support or in respect of primary obligations of such Person or its Subsidiaries to the extent of such third party assurances.

"Controlled" shall have, with respect to any Person, the meaning specified in the Securities Act (Ontario) for "controlled companies", and "Control" shall have an analogous meaning.

"Credit" shall mean the revolving facility established by the Lenders in favour of the Borrower pursuant to Article Two hereof.

"Credit Documents" shall mean this Agreement, the Guarantees, all of the Administrative Agent's agency fee letters from time to time, any and all other documents which, pursuant to the provisions of this Agreement, are stated to be a Credit Document and any and all other documents acknowledged from time to time by the Borrower or any Guaranteeing Subsidiary to be a Credit Document.

"Credit Parties" shall mean the Borrower and all Guaranteeing Subsidiaries from time to time and shall include the general partners of any limited partnership that is a Credit Party and "Credit Party" shall mean any one of the Credit Parties.

"Default" shall mean any event, act, omission or condition which with the giving of notice or the passage of time, or both, would result in an Event of Default.

"Depreciation Expense" shall mean, with respect to any Person for any period, depreciation, amortization, depletion and other like reductions to income of such Person on a consolidated basis for such period not involving any outlay of cash, determined in accordance with GAAP.

"Discharge" when used as a verb, includes add, deposit, leak or emit and, when used as a noun includes addition, deposit, emission or leak.

"Draft" shall have the meaning specified in Section 2.08(a).

"EBITDA" of any Person for any period shall mean the Net Income of that Person on a consolidated basis for that period adjusted (without duplication) as follows:

(i) the following amounts (without duplication) shall be added to Net Income to the extent they were deducted in computing Net Income, namely: (A) Interest Expense, (B) Income Tax Expense, (C) Depreciation Expense, (D) non-cash expenses resulting from the grant of stock options or capital stock to employees, (E) unusual non-cash charges, (F) losses realized upon the disposition of capital property, (G) accrued (but not actually incurred) foreign exchange translation losses, (H) losses on the purchase or redemption of securities and (I) goodwill write-downs;

(ii) the following amounts (without duplication) shall be deducted from Net Income to the extent they were added in computing Net Income, namely: (A) interest income, (B) unusual non-cash income or gains, (C) gains realized upon the disposition of capital property, (D) accrued (but not yet actually incurred) foreign exchange translation gains, (E) gains on the purchase or redemption of securities and (F) dividends received on capital stock of Persons that are not Subsidiaries;

(iii) the EBITDA during such period attributable to any Subsidiaries acquired by that Person during that period shall be included on a pro forma basis for that period (assuming such acquisition and the incurrence or assumption of any indebtedness in connection therewith occurred on the first day of that period); and

(iv) the EBITDA during such period attributable to any Subsidiary disposed of by that Person during that period shall be excluded on a pro forma basis for that period (assuming such disposition and the repayment of any applicable indebtedness in connection therewith occurred on the first day of that period).

"Enforceability Qualifications" shall have the meaning specified in Section 8.01(c).

"Environmental Activity" shall mean any past, present or future activity, event or circumstance in respect of a Contaminant, including, without limitation, its storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation, or its Release, escape, leaching, dispersal or migration into or movement through the Natural Environment.

"Environmental Law" shall mean, at any time, any and all of the then applicable international, federal, provincial, state, municipal or local laws, statutes, regulations, codes, rules, treaties, orders, judgements, decrees, ordinances, official directives and all authorizations relating to the Natural Environment or any Environmental Activity.

"Equivalent Amount" shall mean, with respect to any two currencies, the amount obtained in one such currency when an amount in the other currency is translated into the first currency using the posted Bank of Canada noon rate for the purchase of the applicable amount of the other currency with the first currency in effect as of 12:00 (noon) on the Business Day with respect to which such computation is required for the purpose of this Agreement or, in the absence of such a buying rate on such date, using such other rate as the Administrative Agent may reasonably select.

"ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended, and any successor statute of similar import, together with the regulations thereunder, in each case as in effect from time to time, and with references to sections of ERISA to also refer to any successor sections.

"ERISA Affiliate" shall mean any corporation, trade or business that is, along with the Borrower or a Guaranteeing Subsidiary, a member of a controlled group of corporations or a controlled group of trades or businesses as described in section 414 of the Code or section 4001 of ERISA.

"Event of Default" shall mean any event specified in Section 10.01.

"Existing Bank Facilities" shall mean the credit facilities established by the lenders party thereto pursuant to the Existing Credit Agreement.

"Existing Credit Agreement" shall mean the credit agreement dated as of May 26, 2003 among certain of the parties hereto, as amended to the date hereof.

"Extension Date" has the meaning ascribed thereto in Section 2.02.

"Facilities Development and Construction Funding Agreement" means that agreement dated April 10, 1997 between Her Majesty the Queen in Right of Canada, the Borrower, Nordion International Inc. and Laboratories MDS Quebec Ltée., as such agreement may be amended, supplemented, restated, revised or replaced from time to time.

"Federal Funds Rate" shall mean, for any day, an annual interest rate equal to the weighted average of the rates on overnight United States federal funds transactions with members of the Federal Reserve System arranged by United States federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or for any Business Day on which such rate is not so published, the arithmetic average of the quotations for such day on such transactions received by the Administrative Agent from three United States federal funds brokers of recognized standing selected by it.

"Fiscal Quarter" shall mean any fiscal quarter of the Borrower.

"Fiscal Year" shall mean a fiscal year of the Borrower being, as of the Closing Date, a 12-month period ending on October 31.

"GAAP" shall mean those accounting principles which are recognized as being generally accepted in Canada as set out in the handbook published by the Canadian Institute of Chartered Accountants as in effect from time to time.

"Governmental Authority" shall mean any government, parliament, legislature, congress, senate, regulatory authority, agency, tribunal, department, commission, board or court or other law, regulation or rule making entity (including a Minister of the Crown) having or purporting to have jurisdiction on behalf of any country in which the Borrower or any of its Subsidiaries carries on business, or any province, territory, state, municipality, district or political subdivision of any such country.

"Guaranteeing Subsidiaries" shall mean, at any time, collectively, each Subsidiary of the Borrower identified on Schedule 3 attached hereto and includes any other Subsidiaries of the Borrower that, from time to time, provides a Guarantee.

"Guarantees" means all guarantees and postponement of claims made in favour of the Administrative Agent delivered pursuant to the terms of this Agreement, and "Guarantee" means any one of them.

"Hostile Take-Over Bid" shall mean a Take-Over Bid by a Credit Party or in which a Credit Party is involved, in respect of which the board of directors or shareholders (by resolution) of the target company has not recommended acceptance of such Take-Over Bid to the target company's shareholders.

"in writing" or "written" shall mean any form of written communication or a communication by means of facsimile or telex device.

"Income Tax Expense" shall mean, with respect to any Person for any specified period, the aggregate of all taxes on the income of such Person and its Subsidiaries for such period, whether current or deferred, determined in accordance with GAAP and appearing in the consolidated financial statements of such Person.

"Interest Coverage Ratio" shall mean, as at any date, the ratio of (i) EBITDA of the Borrower for the four consecutive Fiscal Quarters ending on or immediately prior to such date, to (ii) Interest Expense of the Borrower for such four consecutive Fiscal Quarters.

"Interest Expense" shall mean, with respect to any Person for any period, the aggregate amount of interest and other financing charges of such Person (on a consolidated basis) on account of such period as determined in accordance with GAAP, including the interest component of Capitalized Lease Obligations and plus (or minus) net payments (or receipts) (if any) pursuant to hedging arrangements involving interest, but excluding the amount reflected in income for such period in respect of gains (or losses) attributable to translation of indebtedness from one currency to another currency and any interest expense of the Borrower recorded in accordance with GAAP in connection with the Facilities Development and Construction Funding Agreement.

"Lender's Own Taxes" means Taxes imposed on the net or gross income of the Administrative Agent or a Lender (the "Affected Party") or any capital or franchise Taxes imposed on an Affected Party, including any interest, penalties or other charges levied in respect of any of the foregoing, by a Governmental Authority of a jurisdiction by reason of the fact that the Affected Party (i) is incorporated or formed under the laws of that jurisdiction or any political subdivision thereof, (ii) has a permanent establishment in that jurisdiction, (iii) is resident in that jurisdiction or (iv) is carrying on a trade or business in that jurisdiction; but shall exclude (A) any such Taxes imposed only by reason of the fact that the Affected Party has executed, delivered or performed its obligations under, has received or is entitled to receive payments under, or has enforced any Credit Document.

"Lenders" shall mean those financial institutions listed in Schedule 2 to this Agreement, and every other financial institution that becomes a party to this Agreement from time to time as a lender to the Borrower under the Credit pursuant to and in accordance with the provisions of Section 13.01, and their respective successors, and "Lender" shall mean any one of the Lenders.

"LIBOR" shall mean, with respect to each LIBOR Period for each LIBOR Loan, a rate per annum, (rounded upwards if necessary, to the nearest 1/1,000th of 1%) expressed on the basis of a 360 day year, equal to:

(i) the annual interest rate for deposits of U.S. Dollars for a maturity most nearly comparable to such LIBOR Period which appears on page 3750 of the Dow Jones Telerate Screen as of 11:00 a.m. (London time) on the second Business Day prior to the commencement of such LIBOR Period;

(ii) if such Dow Jones Telerate Screen rate is not available on such day, the annual interest rate for deposits of U.S. Dollars for a maturity most nearly comparable to such LIBOR Period which appears on the LIBO page of the Reuters Screen as of 11:00 a.m. (London time) on the second Business Day prior to the commencement of such LIBOR Period; or

(iii) if such Dow Jones Telerate Screen and Reuters Screen rates are not available on such day, the interest rate at which the Administrative Agent is offering deposits of U.S. Dollars to leading banks in the London interbank market as of 11:00 a.m. (London time) on the second Business Day prior to the commencement of such LIBOR Period, for delivery on the first day of such LIBOR Period for the number of days comprised in such LIBOR Period and in an amount comparable to the amount of such LIBOR Loan.

"LIBOR Loan" shall mean any Loan in U.S. Dollars with respect to which interest is calculated under this Agreement on the basis of LIBOR.

"LIBOR Period" shall mean, with respect to a LIBOR Loan, the interest period of one, two, three or six months or such other period as may be agreed to by the applicable Lenders, selected by the Borrower for such LIBOR Loan in accordance with Section 2.09.

"Lien" shall mean any mortgage, charge, pledge, hypothecation, lien (statutory or otherwise), security interest or other encumbrance of any nature, however arising, or any other security agreement or arrangement creating in favour of any creditor a right in respect of any particular property that is prior to the right of any other creditor in respect of such property, and includes the right of a lessor under a Capitalized Lease Obligation but, for greater certainty, excludes any lease that is considered an operating lease in accordance with GAAP.

"Loan" shall mean the principal amount of Cdn. Dollars or U.S. Dollars advanced by a Lender to the Borrower on any Borrowing Date or made or deemed to have been made by a Lender pursuant to any provision of this Agreement (including, without limitation pursuant to Section 2.08(g) or Section 2.09(b)), and "type" of Loan shall refer to whether a particular Loan is a Prime Rate Loan, a U.S. Base Rate Loan or a LIBOR Loan.

"Material Adverse Effect" shall mean any event relating to the Borrower or any of its Subsidiaries which has a material adverse effect on the assets, business, operations, financial position or financial condition of the Borrower and its Subsidiaries considered as a whole.

"Material Parties" shall mean the Borrower and all Material Subsidiaries from time to time and shall include the general partners of any limited partnership that is a Material Party and "Material Party" shall mean any one of the Material Parties.

"Material Subsidiaries" means, at any time, collectively, each Subsidiary of the Borrower:

(i) whose assets have a book value at such time that is equal to or greater than 5% of the book value of the assets of the Borrower on a consolidated basis at such time; or

(ii) whose gross revenue for the 12-month period immediately preceding such time is equal to or greater than 5% of the gross revenue for the Borrower on a consolidated basis for such 12-month period;

but shall not include any Unrestricted Subsidiaries and "Material Subsidiary" shall mean any one of the Material Subsidiaries. As of the Closing Date, the Material Subsidiaries are as set out in Schedule 10.

"Maturity Date" shall mean with respect to the outstanding Accommodation of any Lender under the Credit, the day which is five years from and including (i) the Closing Date, if that Lender does not agree to any extension of the Revolving Period pursuant to Section 2.02 (such Maturity Date also being referred to herein as the "Initial Maturity Date") or (ii) the last Extension Date in relation to which that Lender agreed to extend the Revolving Period for an additional year pursuant to Section 2.02.

"Multi-employer Plan" shall mean a multi-employer plan as defined in section 4001(a)(3) of ERISA to which the Borrower, a Guaranteeing Subsidiary or ERISA Affiliate may have any liability.

"Natural Environment" shall mean the air, land, subsoil, surface water and ground water, or any combination or part thereof.

"Net Income" shall mean, with respect to any Person for any period, the consolidated net income (loss) of such Person for such period determined in accordance with GAAP.

"Non Arm's Length Person" shall mean any director, officer, employee, Affiliate or Associate of the Borrower or any of its Subsidiaries or Affiliates or any other Person who does not deal at arm's length with the Borrower or any of its Subsidiaries or Affiliates within the meaning of such concept as used in the Income Tax Act (Canada).

"Non-Schedule I Lenders" shall mean, at any time, the Lenders that are not listed in Schedule I to the Bank Act (Canada) at such time.

"Note Purchase Agreement" means the note purchase agreement dated December 18, 2002 among the Borrower and the various purchasers of such Notes in respect to the Senior Unsecured Notes, Series A, B, C, D and E.

"Notice of Availment" shall have the meaning specified in Section 2.05(a).

"PBGC" shall mean the Pension Benefit Guaranty Corporation and any entity succeeding to any or all of its functions under ERISA.

"Pension Plan" shall mean a "pension plan", as such term is defined in section 3(2) of ERISA, which is subject to Title IV of ERISA (other than a Multi-Employer Plan), and to which the Borrower, a Guaranteeing Subsidiary or any ERISA Affiliate may have any liability, including any liability by reason of having been a substantial employer within the meaning of section 4063 of ERISA at any time during the preceding five years, or by reason of being deemed to be a contributing sponsor under section 4069 of ERISA.

"Permitted Liens" shall mean the Liens described in Schedule 4.

"Person" is to be broadly interpreted and shall include an individual, a corporation, a partnership, a trust, an unincorporated organization, a joint venture, the government of a country or any political subdivision of a country, or an agency or department of any such government, any other Governmental Authority and the executors, administrators or other legal representatives of an individual in such capacity.

"Prime Rate" shall mean a fluctuating rate of interest per annum, expressed on the basis of a year of 365 or 366 days, as the case may be, which is equal on each day to the greater of:

(i) the reference rate of interest (however designated) of CIBC for determining interest chargeable by it on Cdn. Dollar commercial loans made in Canada at 10:00 a.m. on such day; and

(ii) 0.50 % above CDOR from time to time for 30-day Cdn. Dollar bankers' acceptances having a face amount comparable to the face amount in respect of which the appropriate Prime Rate calculation is being made.

"Prime Rate Loan" shall mean any Loan in Cdn. Dollars with respect to which interest is calculated under this Agreement on the basis of the Prime Rate.

"Pro Rata Share" shall mean at any particular time with respect to a particular Lender in respect of the Credit, the ratio of the Revolving Commitment of such Lender under the Credit to the aggregate of the Revolving Commitments of all Lenders under the Credit in each case net of the Swingline Commitment.

"Release" includes deposit, discharge, leak, emit, add, spray, inject, inoculate, abandon, spill, seep, pour, empty, throw, dump, place and exhaust, and when used as a noun has a similar meaning.

"Required Lenders" shall mean, at any time, the Lenders whose Revolving Commitments are, in the aggregate, at least 66 and 2/3% of the aggregate amount of the Revolving Commitments of all the Lenders, subject to the unanimous consent of all Lenders required for certain actions as provided under Section 12.10(d).

"Reset Date" has the meaning ascribed thereto in Section 4.01.

"Responsible Officer" means any Senior Financial Officer and any other officer of the Borrower with responsibility for the administration of the relevant portion of this Agreement.

"Revolving Commitment" means, in respect of each Lender from time to time, the maximum amount of Accommodation which the Lender has covenanted to make pursuant to 0 as set forth in Schedule 1 to this Agreement (which shall be amended and distributed to all parties by the Agent from time to time as other Persons become Lenders), which for greater certainty shall in each case be reduced by such Lender's Pro Rata Share of the amount of any permanent repayments, reductions or prepayments required or made hereunder.

"Revolving Period" has the meaning ascribed thereto in Section 2.02.

"Schedule I Lenders" shall mean, at any time, the Lenders that are listed in Schedule I to the Bank Act (Canada) at such time.

"Senior Debt Agreement" means any agreement pursuant to which the Borrower may incur, or has incurred, indebtedness for borrowed money (including pursuant to the issuance of notes or other debt securities) in an aggregate principal amount of more than U.S. $25,000,000 (or the Equivalent Amount in any other currency or currencies):

"Senior Financial Officer" means the chief financial officer, principal accounting officer, treasurer or controller of the Borrower.

"Shareholders' Equity" shall mean, at any time, for the Borrower, the shareholders' equity of the Borrower on a consolidated basis at such time calculated in accordance with GAAP but specifically excluding any minority interests.

"Subsidiary" means, at any time, as to any Person, any other Person, if at such time the first mentioned Person owns, directly or indirectly, securities or other ownership interests in such other Person, having ordinary voting power to elect a majority of the board of directors or persons performing similar functions for such other Person, and shall include any other Person in like relationship to a Subsidiary of such first mentioned Person.

"Swingline Commitment" shall mean the maximum amount of Accommodation which the Swingline Lender has covenanted to make pursuant to Section 2.07 equal to Cdn.$25,000,000, as such amount may be reduced from time to time as agreed to by the Borrower and the Swingline Lender.

"Swingline Lender" shall mean CIBC and its successors and permitted assigns with respect to the Swingline Commitment.

"Swingline Loans" shall have the meaning provided in Section 2.07.

"Swingline Maturity Date" shall mean, with respect to each Swingline Loan, the date that is five Business Days prior to the Maturity Date.

"Swingline Repayment Event" shall mean any one of the following events:

(i) the occurrence of the Swingline Maturity Date; or

(ii) the Administrative Agent declares the principal amounts of the outstanding Accommodations and all accrued interest, fees and other amounts owing hereunder to be immediately due and payable pursuant to Article Ten; or

(iii) the aggregate principal amount of Swingline Loans is equal to the Swingline Commitment; or

(iv) Swingline Loans in an aggregate principal amount exceeding Cdn.$5,000,000 are outstanding for seven (7) consecutive Business Days.

"Take-Over Bid" shall mean a "take-over bid" as defined by the Securities Act (Ontario) except that all references to "Ontario" shall be amended to "any jurisdiction in the world".

"Taxes" means income, stamp, sales, goods and services, capital or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings now or in the future imposed, levied, collected, withheld or assessed by any country, any political subdivision of any country or any Governmental Authority, together with any penalties, interest or other charges levied in respect of any of the foregoing.

"Total Capitalization" shall mean, at any time, on a consolidated basis for the Borrower and its Subsidiaries (without duplication), the aggregate of Total Debt and Shareholders' Equity at such time.

"Total Debt" shall mean, at any time, on a consolidated basis for any Person (without duplication):

(i) all indebtedness and other monetary or financial payment obligations of such Person or any of its Subsidiaries in respect of borrowed money (but for greater certainty, excluding trade debt incurred in the ordinary course of business and deferred revenue generated in the ordinary course of business) including, without limitation, all outstanding Accommodation, the deferred purchase price of property or services and all other obligations arising under arrangements or agreements that, in substance, provide financing to such Person or any of its Subsidiaries;

(ii) all Capitalized Lease Obligations of such Person or any of its Subsidiaries;

(iii) all monetary or financial payment obligations of such Person or any of its Subsidiaries arising in connection with an acceptance facility or a letter of credit or letter of guarantee issued for the account of such Person or any of its Subsidiaries to assure payment of borrowed money or other financial obligations of any other Person;

(iv) all obligations that are, or are in substance, guarantees by such Person or any of its Subsidiaries of any indebtedness of any other Person other than the Borrower or any of its Subsidiaries;

(v) all obligations to re-purchase all or any portion of any property transferred or sold by such Person or any of its Subsidiaries, the proceeds from which are used to repay indebtedness of the type described in paragraphs (i) and (ii) of this definition; and

provided that, whenever in this Agreement the amount of any Total Debt is required to be determined or measured, the amount of each guarantee comprised therein shall be an amount equal to the stated or determinable amount of the indebtedness or other monetary or financial payment obligation in respect to which such guarantee is made or, if not stated or determinable, the maximum potential liability in respect thereof. Notwithstanding the immediately preceding proviso, if a guarantee is in respect to indebtedness which revolves, the amount of such indebtedness to be included in Total Debt shall be the actual amount of such indebtedness at the point in time in which such determination of Total Debt is being made, or, if applicable, such lesser amount stated to be the maximum liability under such guarantee.

"Unfunded Liability" shall mean at any time with respect to a Pension Plan, the amount, if any, by which the present value of all vested and unvested accrued benefits under such Pension Plan exceeds the fair market value of assets allocable to such benefits, all as determined as of the most recent valuation date for such Pension Plan. For the purposes of the foregoing, the present value of accrued benefits shall be calculated using the interest rate and actuarial assumptions used to calculate the Pension Plan's Retirement Protection Act of 1994 current liability for annual reporting on Form 5500 Schedule B.

"Unrestricted Subsidiaries" shall mean, at any time, collectively:

(i) any partnership, limited partnership or other non-corporate form of business organization in which the Borrower or any of its Subsidiaries is a participant or has an interest; or

(ii) any Subsidiary of the Borrower that has been designated by the Borrower as an Unrestricted Subsidiary and has only indebtedness for borrowed moneys and Contingent Obligations that are non-recourse to the Borrower and its respective Subsidiaries (other than such Subsidiary or another Unrestricted Subsidiary).

"U.S. Base Rate" shall mean a fluctuating rate of interest per annum, expressed on the basis of a year of 365 or 366 days, as the case may be, which is equal on each day to the greater of:

(i) the reference rate of interest (however designated) of CIBC for determining interest chargeable by it on U.S. Dollar commercial loans made in Canada on such day; and

(ii) 0.50% above the Federal Funds Rate on such day.

"U.S. Base Rate Loan" shall mean any Loan in U.S. Dollars with respect to which interest is calculated under this Agreement for the time being on the basis of the U.S. Base Rate.

"U.S. Dollars" and "U.S.$" shall mean lawful currency of the United States of America.

Section 1.02 Headings, Etc.

The division of this Agreement into Articles, Sections, subsections, paragraphs and clauses and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof, "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section, subsection, paragraph or other portion of this Agreement. Unless something in the subject matter or context is inconsistent with any such reference, references in this Agreement to Articles, Sections, subsections, paragraphs, clauses and Schedules are to Articles, Sections, subsections, paragraphs, clauses and Schedules of this Agreement.

Section 1.03 Number, Gender and Expressions

Words importing the singular number only will include the plural and vice versa, words importing gender will include all genders and words importing natural persons will include Persons and vice versa. Where any term or expression is defined in this Agreement, derivations of such term or expression will have a corresponding meaning.

Section 1.04 Time

Unless otherwise expressly stated, any reference in this Agreement to a time will mean Toronto, Ontario local time.

Section 1.05 Non-Business Days

Unless otherwise expressly provided in this Agreement, whenever any payment is stated to be due on a day other than a Business Day, the payment will be made on the immediately subsequent Business Day. Unless otherwise expressly provided in this Agreement, whenever any action to be taken is stated or scheduled to be required to be taken on, or any period of time is stated or scheduled to commence or terminate on, a day other than a Business Day, the action will be taken or the period of time will commence or terminate, as the case may be, on the immediately following Business Day.

Section 1.06 Conflicts

In the event of a conflict in or between the provisions of this Agreement and the provisions of any of the other Credit Documents then, notwithstanding anything contained in such other Credit Document, the provisions of this Agreement will prevail and the provisions of such other Credit Document will be deemed to be amended to the extent necessary to eliminate such conflict.

Section 1.07 Statutory References

Any reference in this Agreement to any act or statute, or to any section of or any definition in any act or statute, will be deemed to be a reference to such act or statute or section or definition as amended or re-enacted from time to time.

Section 1.08 Severability

If any term, covenant, obligation or agreement contained in this Agreement, or the application of any such term, covenant, obligation or agreement to any Person or circumstance, shall, to any extent, be invalid or unenforceable, the remainder of this Agreement or the application of such term, covenant, obligation or agreement to Persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected by such invalidity or unenforceability and each term, covenant, obligation or agreement contained in this Agreement shall be separately valid and enforceable to the fullest extent permitted by law.

Section 1.09 Entire Agreement

This Agreement and together with all other Credit Documents constitute the entire agreement between the parties to this Agreement with respect to the Credit and the other matters contemplated in this Agreement as of the date of this Agreement, and supersedes all prior agreements, understandings, drafts of Credit Documents, negotiations and discussions, whether oral or written, with respect to the Credit.

Section 1.10 Governing Law

The provisions of this Agreement and the other Credit Documents shall be construed and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable in such province, unless otherwise specified therein. For the purpose of any legal actions or proceedings brought by the parties hereto in respect of this Agreement, the Borrower hereby irrevocably submits to the non-exclusive jurisdiction of any competent federal or provincial court or tribunal in the Province of Ontario and acknowledges their competence and the convenience and propriety of the venue and agrees to be bound by any judgement thereof and not to seek, and hereby waives, any review of its merits by the courts of any other jurisdiction.

Section 1.11 Currency

Unless otherwise specified in this Agreement, all statements of or references to dollar amounts (without further description) shall mean Cdn. Dollars. For the purposes of calculating the Credit, Revolving Commitments, Swingline Commitment or any Outstanding Accommodations under this Agreement such amount shall be expressed in Cdn. Dollars and any Accommodations in a currency other than Cdn. Dollars shall be expressed as the Equivalent Amount in Cdn. Dollars for the purpose of such calculation.

Section 1.12 Schedules

The Schedules attached to, and forming part of, this Agreement are as follows:

Schedule 1 Revolving Commitment
Schedule 2 Lenders
Schedule 3 Guaranteeing Subsidiaries
Schedule 4 Permitted Liens
Schedule 5 Notice of Availment
Schedule 6 Corporate Structure of the Borrower and its Subsidiaries
Schedule 7 Environmental Disclosure
Schedule 8 Compliance Certificate
Schedule 9 Undertaking by Assignee
Schedule 10 Material Subsidiaries and Unrestricted Subsidiaries
Schedule 11 Adhesion Agreement

ARTICLE TWO
THE CREDIT

Section 2.01 Establishment of the Credit

(a) Subject to the terms and conditions of this Agreement, a revolving term credit facility (the "Credit") in an amount not to exceed Cdn.$500,000,000 is established in favour of the Borrower pursuant to which each Lender severally (and not jointly or jointly and severally) agrees to make available to the Borrower on a revolving term basis, Accommodation by way of Prime Rate Loans, U.S. Base Rate Loans, LIBOR Loans and Bankers' Acceptances. Subject to the terms and conditions of this Agreement, the Swingline Lender establishes in favour of the Borrower a swingline credit facility which is part of the Credit in an amount not to exceed Cdn.$25,000,000 on the terms set forth in Section 2.07.

(b) The Borrower may, by notice to the Administrative Agent (an "Accordion Notice"), from time to time request that the amount of the Credit be increased by an aggregate amount of up to Cdn.$100,000,000 (in the aggregate for all Accordion Notices) specifying the Lenders and/or proposed new Lenders that have agreed to accept Revolving Commitments in the aggregate amount of such requested increase. Promptly following receipt of an Accordion Notice, the Administrative Agent shall notify each Lender and shall request each existing such Lender to confirm such increase and each new Lender to execute an agreement in the form of Schedule 11 (an "Adhesion Agreement").

(c) The amount of the Credit shall increase at the time and by the amount of each increased Revolving Commitment or new Revolving Commitment of each existing or new Lender when that Lender confirms such increase or that Lender's Adhesion Agreement takes effect in accordance with its terms.

(d) The Administrative Agent shall notify the Borrower and the Lenders of the existing or new increased Revolving Commitments arising pursuant to this 0, whereupon such new or increased Revolving Commitments shall take effect.

Section 2.02 Revolving Period

(a) The Credit shall be a revolving term facility for a period of five years from and including the Closing Date and such extended periods of one year (up to a maximum of two such extensions) (each of which extensions if granted would, for greater certainty, maintain the five year term of the Credit) each as may be agreed to by each Lender in accordance with Section 2.02(c) and Section 2.02(e) (the period from the Closing Date up to the Initial Maturity Date, as the same may be extended by each such one year period, the "Revolving Period"). Subject to the other provisions of this Section 2.02, as of 2:00 p.m. (Toronto time) on the last day of the then subsisting Revolving Period (i) all undrawn Revolving Commitments shall be automatically and permanently cancelled; and (ii) all outstanding Accommodation under the Credit at such time shall be due and payable in full on the Maturity Date.

(b) In the event the Borrower wishes to extend the subsisting Revolving Period for a further one year period (with a maximum of two such extensions), the Borrower shall provide written notice of such desire to extend to the Administrative Agent (which notice shall be promptly transmitted to each Lender) between the 90th and 60th days prior to the last day of the first anniversary of the Closing Date and, provided that either Sections 2.02(c) or 2.02(e) were effected in the year immediately following the Closing Date, the last day of the second year, as applicable, in such Revolving Period (in each case, an "Extension Date") and shall thereafter promptly provide such financial or other information as the Administrative Agent or any Lender under the Credit may reasonably request. Any such extension of the Revolving Period shall be at the sole and absolute discretion of each Lender. Each Lender agrees to advise the Administrative Agent as to its willingness to extend the Revolving Period within 30 days of receipt of the aforesaid notice from the Administrative Agent; provided however that any Lender that has not so advised the Administrative Agent within the time required shall be deemed to have declined to extend such Revolving Period. This Section 2.02(b) in no way constitutes a commitment on the part of any Lender to extend the Revolving Period.

(c) In the event that all the Lenders elect to extend the subsisting Revolving Period in accordance with Section 2.02(b), the Revolving Period will be extended for a further one year period expiring on the fifth anniversary of the applicable Extension Date.

(d) In the event that Lenders holding more than 50% of the Revolving Commitments elect not to extend the subsisting Revolving Period, then the Revolving Period shall not be extended and the provisions of Section 2.02(a) shall apply.

(e) In the event that Lenders holding less than 50% of the Revolving Commitments elect not to extend (the "Non-extending Lenders") the subsisting Revolving Period for a further one year period, then the Credit shall continue as a revolving term facility for such extended Revolving Period but, subject to the terms of (i) below, only with respect to, and to the extent of, the Revolving Commitments of those Lenders who elected to so extend such subsisting Revolving Period (the "Extending Lenders"). The Borrower shall have the following options with respect to the Revolving Commitments of the Non-extending Lenders:

(i) the Borrower may arrange for the purchase of the Revolving Commitments of all or any of the Non-extending Lenders (each a "Selling Lender") by a new lender or lenders or by one or more of the Extending Lenders (each a "Buying Lender") prior to the expiry of such subsisting Revolving Period for a cash purchase price equal to the amount of all outstanding Accommodation under the Credit provided by a Selling Lender together with all accrued and unpaid interest and fees. In such case, each Selling Lender shall sell its Revolving Commitment to a Buying Lender, without recourse, provided such Buying Lender assumes such Selling Lender's liability for the undisbursed portion of its Revolving Commitment and all other terms and conditions of the purchase and sale are satisfactory to such Selling Lender, acting reasonably. Section 13.01(a)(iii), Section 13.01(a)(iv), Section 13.01(a)(v), Section 13.01(a)(vi) and Section 13.01(a)(vii) shall apply to such purchase and sale; and/or

(ii) the Borrower may repay all outstanding Accommodation under the Credit provided by all or any of the Non-extending Lenders and cancel the Revolving Commitments of such Non-extending Lenders on the last day of the subsisting Revolving Period. In such case, the Revolving Commitments available to the Borrower shall be permanently reduced by the amount of the Revolving Commitments so cancelled and the Administrative Agent shall prepare and distribute to the Borrower, and each remaining Lender a revised Schedule 1 which shall replace the then existing Schedule 1 for all purposes of this Agreement.

The Borrower may elect any one or combination of the options set out in Section 2.02(e)(i) and (ii) by notice in writing to the Administrative Agent and the Lenders delivered at least 10 Business Days prior to the last day of the subsisting Revolving Period; provided however that if no such notice is provided by the Borrower, or if the Borrower has elected the option described in Section 2.02(e)(i) and the purchase and sale of the Commitment of any Selling Lender fails to close on or before the last day of the subsisting Revolving Period, then the Borrower shall be deemed to have elected the option set out in Section 2.02(e)(ii) with respect to all the Non-extending Lenders or such Selling Lender relative to such Revolving Period, as the case may be.

Section 2.03 Purpose of the Credit

The Borrower shall use Accommodation obtained by it under the Credit as follows:

(a) for general corporate purposes (including, without limitation, to fund Acquisitions) and for the repayment of Existing Bank Facilities; and

(b) to finance day-to-day operating requirements;

provided however that, notwithstanding any of the foregoing, the Credit may not be used to finance any Hostile Take-Over Bid, without the prior written consent of all the Lenders.

The Borrower shall provide a written request to the Administrative Agent detailing any proposed Hostile Take-Over Bid and requesting the consent of all the Lenders. The Administrative Agent shall immediately forward such request to each Lender and each Lender shall notify the Administrative Agent within ten Business Days after receipt thereof as to whether such Lender consents to the use of the Credit to finance such Hostile Take-Over Bid. If a Lender does not reply it will be deemed to not have consented to such Hostile Take-Over Bid. In the event any Lender (a "Dissenting Lender") does not consent to the use of the Credit to finance any Hostile Take-Over Bid, the Administrative Agent shall forthwith notify each of the consenting Lenders of the names of each Dissenting Lender and the amount of its Revolving Commitment under the Credit, whereupon each such Dissenting Lender shall be deemed to have offered to sell its Revolving Commitment under the Credit to each of the consenting Lenders ("Offer"). Any consenting Lender (a "Purchasing Lender") that wishes to purchase all or any portion of a Dissenting Lender's Revolving Commitment under the Credit shall notify the Administrative Agent within five Business Days of receipt of such notice of the amount of such Revolving Commitment such Purchasing Lender wishes to purchase. In the event all of the Revolving Commitment under the Credit of each Dissenting Lender is taken up, the Administrative Agent shall notify each Dissenting Lender, each Purchasing Lender and the Borrower of the names of each Purchasing Lender and the amount of Revolving Commitment such Purchasing Lender will purchase. If more than one Purchasing Lender takes up the Revolving Commitment under the Credit of each Dissenting Lender, the Administrative Agent shall allocate such Revolving Commitment among all the Purchasing Lenders pro rata based on their respective Pro Rata Shares under the Credit. Upon receipt of such notification by the Dissenting Lenders, the Purchasing Lenders and the Borrower, the Purchasing Lenders shall purchase their respective portions of all such disbursed Revolving Commitment for cash (and assume the liability for their respective portions of such undisbursed Revolving Commitment) from the Dissenting Lenders, without recourse, within two Business Days. The Dissenting Lenders shall deliver all such transfers, assignments and documents as may reasonably be requested by the Purchasing Lender. Section 13.01(a)(iii), (iv), (v) and (vii) shall apply to such purchase and sale.

In the event less than all of the Revolving Commitment under the Credit of each Dissenting Lender is taken up by all the Purchasing Lenders and a replacement Lender or Lenders does not take up the remaining portion of the Revolving Commitment under the Credit of each Dissenting Lender pursuant to Section 13.01, the Offer shall be deemed to be withdrawn and the Borrower shall not be entitled to use the Credit for such proposed Hostile Take-Over Bid.

Section 2.04 Borrowings under the Credit

Except as otherwise specifically stated in this Agreement:

(a) Subject to the other terms and conditions of this Agreement, the Borrower may, at any time, obtain Accommodation under the Credit from the Lenders in such amount as may be specified in a Notice of Availment.

(b) Each Borrowing (other than a Swingline Loan) shall be made available to the Borrower by the Lenders simultaneously and in their respective Pro Rata Shares under the Credit and the Borrowing shall be comprised of the same type of Accommodation, with identical maturity dates or LIBOR Periods, if and as applicable, from each such Lender.

(c) No Lender will be responsible for any default by any other Lender in its obligation to make Accommodation available to the Borrower nor will the Revolving Commitment of any Lender under the Credit be increased as a result of any such default, except as provided in this subsection. If any Lender fails to make available any Accommodation under the Credit when required under its Revolving Commitment relative to the Credit, the Administrative Agent will promptly notify the other Lenders of such failure, and upon notice to the Borrower, the Administrative Agent and the other Lenders may make available to the Borrower within two Business Days after the applicable Borrowing Date the amount (or if more than one Lender so elects, its Pro Rata Share under the Credit, the amount as nearly as practicable in the opinion of the Administrative Agent) of the failed Accommodation. The maturity date of the LIBOR Period applicable to all LIBOR Loans and the maturity date of all Bankers' Acceptances included in the additional Accommodation so made available shall be identical to the respective maturity dates of the LIBOR Period for any LIBOR Loans, and of any Bankers' Acceptances, that would have been included in the failed Accommodation and that were included in the Accommodation made available by the non-defaulting Lenders on the applicable Borrowing Date. The Lenders, the Borrower and the Administrative Agent shall thereupon enter into documentation, in form and substance satisfactory to the Administrative Agent, as may be appropriate to evidence the adjustment of the Revolving Commitments relative to the Credit, necessitated by the additional Accommodation made by any Lender. Nothing in this subsection shall be deemed to relieve any Lender of its obligation to make any Accommodation available when required to do so under this Agreement, or to prejudice any rights which the Borrower, the Administrative Agent or any other Lender may have against a defaulting Lender.

Section 2.05 Notice of Availment

(a) Whenever the Borrower desires to obtain a Borrowing (other than a Borrowing obtained pursuant to Section 2.07 or Article Three), it shall give irrevocable prior written notice to the Administrative Agent in substantially the form of Schedule 5 (a "Notice of Availment") and such notice shall specify, among other things, the date on which the Borrowing is to be advanced (the "Borrowing Date").

(b) A Notice of Availment (including rollovers and continuations) requesting any Accommodation under the Credit shall be given as follows:

(i) for all Accommodation other than LIBOR Loans prior to 12:00 (noon) on the day which is one Business Day preceding the Borrowing Date; and

(ii) for all Accommodation by way of LIBOR Loans prior to 12:00 (noon) on a day which is three Business Days preceding the Borrowing Date.

No Accommodation will be included in any Borrowing, rollover or continuation under the Credit if the term of such Accommodation, or any LIBOR Period applicable to such Accommodation, would mature beyond the expiry of the Maturity Date at the date of such Borrowing, rollover or continuation, as applicable. The Administrative Agent will promptly notify the Lenders of the proposed Borrowing, rollover or continuation, the particulars of the Accommodation to be made available by the Lenders and each Lender's Pro Rata Share of such Accommodation.

Section 2.06 Manner of Advance

(a) Each Lender shall transfer for value on each applicable Borrowing Date immediately available Cdn. Dollars or U.S. Dollars, as the case may be, in an aggregate amount equal to the amount of:

(i) any Prime Rate Loan, U.S. Base Rate Loan or LIBOR Loan to be made by it on such Borrowing Date;

(ii) all BA Discount Proceeds in respect of any Bankers' Acceptance accepted and purchased by it on such Borrowing Date net of the Applicable Stamping Fee payable to such Lender pursuant toSection 4.02;

to the Administrative Agent's Payment Branch (or as otherwise advised by the Administrative Agent from time to time).

(b) Provided that no costs in excess of costs associated with a transfer to the accounts specified in Section 2.06(a) would be incurred by the Borrower or any of the Lenders, the Administrative Agent may designate such other accounts and offices as it may see fit for the purposes referred to in such subsections so long as such other accounts and offices are in Toronto, Canada.

(c) Subject to any direction given to the Administrative Agent by the Borrower, the Administrative Agent shall make all amounts received by it from the Lenders (other than those derived from Borrowings made to pay any Outstanding Swingline Amount) pursuant to Section 2.06(a) available to the Borrower by depositing the same for value on the applicable Borrowing Date to such account in Canada in the name of the Borrower as it shall have previously designated by timely notice in writing to the Administrative Agent. Amounts received by the Agent from the Lenders to pay any Outstanding Swingline Amount shall be made available to the Borrower by transferring the same for value on the applicable Borrowing Date to the Swingline Lender.

(d) Notwithstanding Section 2.06(a), the Administrative Agent shall be entitled to assume that each applicable Lender has made or will make available to the Administrative Agent all funds required to be made available by such Lender as specified in such subsections and the Administrative Agent may (but shall not be obliged to), in reliance upon such assumption, make available to the Borrower a corresponding amount. If such funds are in fact not received by the Administrative Agent from such Lender on any Borrowing Date and the Administrative Agent has made available the corresponding amount to the Borrower on such Borrowing Date, such corresponding amount shall not be a Loan or the proceeds of any Bankers' Acceptances made available by such Lender to the Borrower and the Administrative Agent shall be entitled (in its capacity as Administrative Agent) to recover from the Borrower, on demand, the corresponding amount made available by the Administrative Agent to the Borrower as aforesaid together with interest on such amount at the rate which would otherwise have been applicable under this Agreement to such Loan or in the case of Bankers' Acceptances, at the rate applicable under this Agreement to Prime Rate Loans. If, after the applicable Borrowing Date but prior to such time as the Administrative Agent has demanded repayment from the Borrower as permitted by the preceding sentence, the funds required to be made available by the applicable Lender are in fact received by the Administrative Agent, the Administrative Agent shall be entitled to retain such funds for its own account and the corresponding amount made available by the Administrative Agent to the Borrower on such Borrowing Date shall, notwithstanding the preceding sentence, be deemed to have been a Loan or the proceeds of Bankers' Acceptances, as the case may be, made available by such Lender to the Borrower on such Borrowing Date and such Lender shall pay to the Administrative Agent on demand, as reimbursement for expenses incurred by the Administrative Agent, an amount equal to the product of (x) the standard interbank reference rate then in effect in Canada, multiplied by (z) a fraction, the numerator of which is the number of days that have elapsed from and including such Borrowing Date to but excluding the date on which such funds are received by the Administrative Agent from such Lender and the denominator of which is the number of days in the calendar year in which the same is to be determined. A certificate of the Administrative Agent with respect to any amount owing by a Lender under this subsection shall be prima facie evidence of such interest.

Section 2.07 Swingline Loans

(a) Subject to and upon the terms and conditions herein set forth, the Swingline Lender in its individual capacity agrees, at any time and from time to time on and after the Closing Date and prior to the Swingline Maturity Date, to make a loan or loans (each a "Swingline Loan" and, collectively, the "Swingline Loans") to the Borrower by way of overdraft on an account maintained by the Borrower with the Swingline Lender (and designated as such by the Borrower and Swingline Lender), which Swingline Loans (i) shall be (A) Prime Rate Loans, if denominated in Cdn. Dollars or (B) U.S. Base Rate Loans, if denominated in U.S. Dollars, (ii) shall not exceed at any time the Swingline Commitment, (iii) shall not result in the total amount of all Accommodations made available by the Swingline Lender at any time exceeding the Swingline Lender's Revolving Commitment at such time, (iv) shall not, after giving effect thereto and to the application of the proceeds thereof, exceed in the aggregate at any time outstanding the principal amount of, when added to the aggregate principal amount of all Accommodations then outstanding at such time, the total sum of all Revolving Commitments then in effect and (v) may be repaid and reborrowed in accordance with the provisions hereof. On the Swingline Maturity Date, each outstanding Swingline Loan shall be repaid in full. In the event that the Swingline Loans are not repaid in full on the occurrence of a Swingline Repayment Event, the Swingline Lender shall promptly notify the Administrative Agent of such non-payment and the outstanding principal amount of the Swingline Loans and the amount of accrued and unpaid interest thereon (the aggregate of such amounts of principal and interest being the "Outstanding Swingline Amount") and the Administrative Agent shall, in turn, promptly notify each Lender of the Outstanding Swingline Amount and the amount of its Loan in respect thereof, and each Lender shall be irrevocably obligated to make Loans to the Borrower in the amount of such Lender's Pro Rata Share of the Outstanding Swingline Amount by 12:00 (noon) (Toronto time) on the Business Day of such notice from the Administrative Agent (if given prior to 10:30 a.m. (Toronto time) on such Business Day; otherwise, by 12:00 (noon) (Toronto time) on the Business Day next following the Business Day of such notice) by making the amount of such Loan available to the Administrative Agent at its Payment Branch. Such Loans shall be made without regard to the minimum amount restriction imposed under any other provision of this Agreement. The Administrative Agent shall use the proceeds of such Loans solely for the purpose of reimbursing the Swingline Lender for the Outstanding Swingline Amount. Each Lender's obligation to make the Loans referred to in this clause shall be absolute and unconditional and shall not be affected by any circumstance, including (i) any set-off, counterclaim, recoupment, defense or other right which such Lender may have against the Swingline Lender, any Credit Party or any Person for any reason whatsoever; (ii) the occurrence or continuance of any Default or Event of Default; (iii) any adverse change in the condition (financial or otherwise) of any Credit Party; (iv) the acceleration or maturity of any Accommodations or the termination of any Revolving Commitment after the making of any Swingline Loan; (v) any breach of any Credit Document by any Person; or (vi) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing. So long as the Swingline Lender continues to be a Lender, each of the Lenders agrees to indemnify and save harmless the Swingline Lender on a rateable basis against all liabilities, obligations, losses, damages, penalties, actions, judgements, suits, costs, expenses, payments or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Swingline Lender in any way related to or arising out of any Swingline Loan made by the Swingline Lender (except for any such liabilities to the extent that they result from the gross negligence or wilful misconduct of the Swingline Lender).

(b) No Notice of Availment is required for Swingline Loans.

(c) Borrowings to repay the Outstanding Swingline Amount shall be made upon the notice specified in Section 2.05.

(d) Each reduction of the Revolving Commitment of the Swingline Lender pursuant to any other Section of this Agreement below the amount of the Swingline Commitment shall reduce the amount of the Swingline Commitment by like amount.

Section 2.08 Bankers' Acceptances

(a) In order to facilitate issues of Bankers' Acceptances pursuant to this Agreement, the Borrower authorizes each Lender, and for this purpose appoints each Lender its lawful attorney, to complete, sign and endorse drafts drawn by the Borrower on such Lender, in the form prescribed by such Lender for bankers' acceptances (each such executed draft being referred to as a "Draft") issued in accordance with a Notice of Availment delivered to the Administrative Agent pursuant to this Agreement on its behalf in handwritten or by facsimile or mechanical signature or otherwise and, once so completed, signed and endorsed, and following acceptance of them as Bankers' Acceptances under this Agreement, then discount, negotiate or deliver such Bankers' Acceptances in accordance with the provisions of this Section 2.08. Drafts so completed, signed, endorsed, negotiated or delivered on behalf of the Borrower by any Lender shall bind the Borrower as fully and effectively as if so performed by an authorized officer of the Borrower.

(b) The Administrative Agent, promptly following receipt of a Notice of Availment requesting Bankers' Acceptances, shall advise each Lender of the face amount and term of each Draft to be accepted by it.

(c) The term of all Bankers' Acceptances issued pursuant to any Notice of Availment shall be identical. The aggregate face amount of Banker's Acceptances issued pursuant to any Notice of Availment shall not be less than Cdn.$5,000,000. Each Bankers' Acceptance shall be dated the Borrowing Date on which it is issued, and shall be for a term of one, two, three or six months provided that in no event shall the term of a Bankers' Acceptance issued extend beyond the Maturity Date applicable to such Lender accepting the Draft, as applicable.

(d) The aggregate face amount of the Drafts to be accepted at any time by a Lender shall be a whole multiple of Cdn.$100,000.

(e) Each Lender shall complete and accept on the applicable Borrowing Date, Drafts having the face amounts and term advised by the Administrative Agent pursuant to Section 2.08(b). Each Lender shall purchase on the applicable Borrowing Date the Bankers' Acceptances accepted by it, for an aggregate price equal to the BA Discount Proceeds of such Bankers' Acceptances.

(f) If the Administrative Agent determines in good faith, which determination shall be final, conclusive and binding upon the Borrower, and so notifies the Borrower, that there does not exist, at the applicable time, a normal market in Canada for the purchase and sale of bankers' acceptances, any right of the Borrower to require the Lenders to purchase Bankers' Acceptances under this Agreement shall be suspended until the Administrative Agent determines that such market does exist and gives notice thereof to the Borrower, and any Notice of Availment requesting Bankers' Acceptances shall be deemed to be a Notice of Availment requesting Prime Rate Loans in a similar aggregate principal amount.

(g) On the date of maturity of each Bankers' Acceptance, the Borrower shall pay to the Administrative Agent, for the account of the holder of such Bankers' Acceptance, Cdn. Dollars in an amount equal to the face amount of such Bankers' Acceptance. The obligation of the Borrower to make such payment shall not be prejudiced by the fact that the holder of any such Bankers' Acceptance is the Lender that accepted such Bankers' Acceptance. No days of grace shall be claimed by the Borrower for the payment at maturity of any Bankers' Acceptance. If the Borrower does not make such payment, from the proceeds of Accommodation obtained under this Agreement or otherwise, the Lender that accepted such Bankers' Acceptance shall, without receipt of a Notice of Availment, irrespective of whether any applicable conditions precedent under this Agreement have been met, make a Prime Rate Loan to the Borrower, in the face amount of such Bankers' Acceptance and shall promptly give notice of such Loan to the Borrower and the Administrative Agent (which shall promptly give similar notice to the other Lenders). The Borrower agrees to accept each such Prime Rate Loan and irrevocably authorizes and directs the applicable Lender to apply the proceeds of each such Loan in payment of the liability of the Borrower with respect to the related Bankers' Acceptance. Notwithstanding any other provision of this Agreement, all Prime Rate Loans made as contemplated by this subsection shall be deemed to have been continued pursuant to Section 3.06 and shall be payable by the Borrower accordingly.

(h) If any Bankers' Acceptance is outstanding on the Maturity Date, or at any time that an Event of Default occurs, the Borrower will immediately upon demand by the Administrative Agent pay to the Administrative Agent, for the account of each Lender that issued such Bankers' Acceptance, for future payment of the Borrower's obligations in respect of such Bankers' Acceptances an amount equal to the face amount of such Bankers' Acceptance. Such funds (together with interest on such funds) shall be held by the Administrative Agent, subject to Section 10.03, for payment of the liability of the Borrower in respect of such Bankers' Acceptance and shall bear interest for such terms as are selected from time to time by the Administrative Agent at the wholesale money market rate of the Administrative Agent for deposits of similar amounts and maturities. Any balance of such funds and interest remaining after payment of such Bankers' Acceptance to the holder thereof shall be, unless there exists an Event of Default or the Credit has matured and amounts remain owing by the Borrower to the Lenders, repaid promptly by the Administrative Agent to the Borrower. If not required to be repaid to the Borrower in accordance with the preceding sentence, such balance and interest shall be held by the Administrative Agent as security for the remaining liabilities of the Borrower under the Credit Documents and shall be applied to pay such liabilities as and when they shall become due and owing, and any remaining balance after all such liabilities shall have been paid in full shall be promptly paid to the Borrower.

(i) The signature of any duly authorized officer of a the Borrower on a Draft may be mechanically reproduced in facsimile, and all Drafts bearing such facsimile signature shall be binding upon the Borrower as if they had been manually signed by such officer, notwithstanding that such Person whose manual or facsimile signature appears on such Draft may no longer hold office at the date of such Draft or at the date of acceptance of such Draft by a Lender or at any time thereafter.

(j) The amount of Accommodation constituted by any Bankers' Acceptance shall be the face amount of such Bankers' Acceptance.

Section 2.09 LIBOR Loans

(a) The aggregate amount of all LIBOR Loans issued pursuant to any Notice of Availment shall be in the amount of U.S.$5,000,000 or any greater amount that is a whole multiple of U.S.$100,000.

(b) The Borrower shall select the term of each LIBOR Period with respect to each LIBOR Loan made or to be made available to it pursuant to a Notice of Availment received by the Administrative Agent not later than 12:00 (noon) on the third Business Day prior to the commencement of such LIBOR Period. The first LIBOR Period for any LIBOR Loan shall commence on (and include) the first Borrowing Date for such LIBOR Loan, and each LIBOR Period occurring after such first LIBOR Period for such LIBOR Loan shall commence on (and include) the last day of the immediately preceding LIBOR Period for such LIBOR Loan. Notwithstanding the foregoing:

(i) If the Administrative Agent shall not have received a Notice of Availment with respect to any outstanding LIBOR Loan in accordance with Section 3.02, Section 3.04 or Section 3.05, as the case may be, such LIBOR Loan shall be automatically continued on the expiry of such existing LIBOR Period as a U.S. Base Rate Loan.

(ii) If any LIBOR Period would otherwise end on a day which is not a Business Day, such LIBOR Period shall end on the next succeeding Business Day; provided, however, that if such next succeeding Business Day falls in the next calendar month, such LIBOR Period shall end on the next preceding Business Day.

(iii) No LIBOR Period for a LIBOR Loan may extend beyond the Maturity Date on the date of the making of such LIBOR Loan.

(c) t any time a Lender shall determine (which determination shall be made in good faith and in a commercially reasonable manner, and when so made shall be conclusive and binding) that by reason of circumstances affecting the London interbank market:

(i) adequate and reasonable means do not exist for ascertaining the LIBOR to be applicable during any LIBOR Period; or

(ii) the LIBOR does not adequately reflect the effective cost to such Lender of the funds to be used by it to make or continue the applicable LIBOR Loan for any LIBOR Period; or

(iii) U.S. Dollars in the amount of the applicable LIBOR Loan are not readily available to such Lender for any LIBOR Period in the London interbank market,

then such Lender shall give notice of such event (by telephone to be confirmed the same day in writing) or by facsimile to the Borrower and the Administrative Agent (which shall promptly give a copy of such notice to the other Lenders). The Borrower shall not be entitled to obtain any LIBOR Loan from such Lender so long as any such condition shall continue to exist, and any Loan that would otherwise have been made by such Lender as a LIBOR Loan shall instead be made by such Lender as a U.S. Base Rate Loan in the same amount. On the last day of the LIBOR Period then applicable to each such LIBOR Loan, the interest on each LIBOR Loan then outstanding from such Lender as a LIBOR Loan shall cease to be calculated under this Agreement on the basis of LIBOR and shall commence to be calculated under this Agreement on the basis of the U.S. Base Rate. Any Notice of Availment which has been delivered to such Lender requesting a LIBOR Loan on a Borrowing Date on or subsequent to such notification date shall be deemed to be a request for a U.S. Base Rate Loan in the same amount.

Section 2.10 Illegality

Notwithstanding any other provision of this Agreement, if the making or continuation of any type of Accommodation by any Lender, or the receipt by any Lender of any amount payable under this Agreement by the Borrower in respect of any such Accommodation, shall have been made unlawful or impracticable due to compliance by such Lender in good faith (as determined by such Lender, which determination shall be made in good faith and in a commercially reasonable manner, and when so made shall be conclusive and binding) with any change in Applicable Law or with any request or directive (whether or not having the force of law but if not having the force of law, the compliance with which is generally regarded as advisable to follow by the Persons to whom such a request or direction is addressed) by any central bank, Superintendent of Financial Institutions or other comparable authority or agency having jurisdiction made after the date hereof, such Lender shall give prompt notice of such event to the Borrower and the Administrative Agent (which shall promptly give similar notice to the other Lenders) and:

(a) in the case of a LIBOR Loan, on the last day of the LIBOR Period then applicable to such LIBOR Loan, or on such earlier date as may be required by such event, the interest on such Loan shall cease to be calculated under this Agreement on the basis of LIBOR and shall commence to be calculated under this Agreement on the basis of the U.S. Base Rate, provided that such Lender is then obliged to make U.S. Base Rate Loans under this Agreement.

(b) in the case of a U.S. Base Rate Loan, on such date thereafter as may be required by such Lender, the interest on such Loan shall cease to be calculated under this Agreement on the basis of the U.S. Base Rate, and shall commence to be calculated under this Agreement on the basis of LIBOR (and the Borrower shall select the term of each applicable LIBOR Period in accordance with Section 2.09), provided that such Lender is then obliged to make LIBOR Loans under this Agreement; and

(c) in any other case, the Borrower shall repay to such Lender all Accommodation of such type on such date thereafter as may be required by such Lender, and for such purpose shall be entitled to obtain from such Lender any type of Accommodation that such Lender is then obliged to make available under this Agreement in a Cdn. Dollar Amount or U.S. Dollar Amount, as the case may be, of the Accommodation required to be repaid by the Borrower.

During the continuation of any such event such Lender shall have no obligation under this Agreement to make available any Accommodation of such type, but shall make available each Borrowing requested from it by way of such other type of Accommodation as it is then obliged to make available under this Agreement that is requested by the Borrower.

Section 2.11 Administrative Agent's Records

(a) The Administrative Agent will maintain records evidencing (i) the indebtedness and obligations of the Borrower to each Lender under this Agreement in respect of outstanding Accommodation and accrued interest thereon, fees in respect thereof, and other amounts payable under this Agreement, (ii) the types of Accommodation outstanding from each Lender to the Borrower from time to time and the date or dates on which such Accommodation was made available to the Borrower and (iii) the amounts from time to time paid by the Borrower to each Lender under this Agreement on account of such Accommodation, interest, fees and other amounts. The Borrower acknowledges, confirms and agrees that all such records kept by the Administrative Agent shall constitute prima facie evidence of the matters referred to above; provided, however, that the failure of the Administrative Agent to make any entry or recording in any such record or records shall not limit or otherwise affect the obligations of the Borrower under this Agreement or with respect to any Accommodation, interest, fees or other amounts owed to any Lender.

(b) The Administrative Agent, agrees to provide to the Borrower copies of such records maintained pursuant this Section 2.11 as may be reasonably requested by the Borrower from time to time; provided however that the Administrative Agent shall not be required to provide copies of such records more often than once each calendar quarter.

Section 2.12 Optional Reduction of Limit of the Credit

The Borrower shall have the right, without premium, bonus or penalty, at any time and from time to time, upon not less than five and not more than fifteen days prior irrevocable written notice to the Administrative Agent, to permanently reduce the amount of the Revolving Commitments under the Credit then in effect (and accordingly the Revolving Commitment of each Lender under the Credit, pro rata based on its Pro Rata Share of the Credit) by all or any part of the undisbursed Revolving Commitments for the Credit; provided, however, that any such reduction of the Credit shall be in an aggregate amount of at least Cdn.$5,000,000 or any greater amount in excess of Cdn.$5,000,000 that is a whole multiple of Cdn.$1,000,000 (or the entire amount of the Credit, if less). The Administrative Agent shall, as soon as possible following receipt of the notice, advise each of the Lenders and prepare and give copies to the Borrower, and each of the Lenders a revised Schedule 1 setting out the adjusted Revolving Commitment for the Credit and the adjusted Revolving Commitment for each Lender thereunder. The revised Schedule 1 setting out such adjusted Revolving Commitments, shall be deemed to have been substituted for the then existing Schedule 1 upon the expiry of such notice. For greater certainty, any Revolving Commitments cancelled by the Borrower pursuant to this Section 2.12 shall permanently reduce the Accommodations available under the Credit.

ARTICLE THREE
ROLLOVERS AND CONTINUATIONS

Section 3.01 Bankers' Acceptances

Subject to the terms and conditions of this Agreement (including, without limitation, Section 2.05(b) and Section 2.06, Section 2.07 and Section 11.02) and provided that the Administrative Agent has received a Notice of Availment in accordance with Section 3.03 requesting the Lenders to accept Drafts to replace all or a portion of outstanding Bankers' Acceptances accepted by the Lenders as they mature, the Lenders shall, on the maturity of such Bankers' Acceptances and concurrent with the payment by the Borrower to the Administrative Agent of the face amount of such Bankers' Acceptances or the portion thereof to be replaced (the "Maturing Amount") (or arrangements satisfactory to the Administrative Agent being effected to ensure the BA Discount Proceeds from the replacement Bankers' Acceptances are applied to repay the Maturing Amount and the Borrower concurrently paying to the Administrative Agent any positive difference between the Maturing Amount and such BA Discount Proceeds), accept and purchase on the terms herein Drafts having an aggregate face amount equal to the Maturing Amount.

Section 3.02 LIBOR Loans

Subject to the terms and condition of this Agreement (including, without limitation, Section 2.05(b) and Section 2.06, Section 2.09 and Sectioan 11.02) and provided that the Administrative Agent has received a Notice of Availment with respect to all or any portion of the outstanding LIBOR Loans in accordance with Section 3.03 requesting the Lenders to continue to extend credit by way of LIBOR Loans following the expiry of the applicable LIBOR Period, the Lenders shall, on the expiry of such LIBOR Period, continue to provide Accommodation to the Borrower by way of a LIBOR Loan (without a further advance of funds to the Borrower) in the principal amount equal to the principal amount of the outstanding LIBOR Loan or the portion thereof to be continued as a LIBOR Loan for the further LIBOR Period chosen.

Section 3.03 Notice of Rollover

The Notice of Availment to be given to the Administrative Agent pursuant to Section 3.01 or Section 3.02 shall be irrevocable, shall be substantially in the form of Schedule 5 and shall specify, among other things, the maturity date of any applicable Bankers' Acceptances or the last date of any applicable LIBOR Period (each such date, also a "Borrowing Date").

Section 3.04 Continuing One Type of Loan as Another Type of Loan

Subject to the terms and conditions of this Agreement (including, without limitation, Section 2.05(b) and Section 2.06, Section 2.07 and Section 11.02)) and provided that the Administrative Agent has received a Notice of Availment in accordance with Section 3.07 requesting that the Lenders continue all or a portion of a Loan of a particular type outstanding from such Lender as another type of Loan, pursuant to the terms of the Agreement, the Lenders shall, on the applicable Borrowing Date continue to provide Accommodation to the Borrower by way of the type of Loan requested by the Borrower (without a further advance of funds to the Borrower) in the aggregate principal amount equal to the principal amount (or the Equivalent Amount in Cdn. Dollars or in U.S. Dollars of the principal amount, as the case may be) of the outstanding Loan or the portion thereof which is being continued.

Section 3.05 Continuing a Loan as Bankers' Acceptances

Subject to the terms and conditions of this Agreement (including, without limitation, Section 2.05(b) and Section 2.06, Section 2.07 and Section 11.02) and provided that the Administrative Agent has received a Notice of Availment in accordance with Section 3.07, requesting the Lenders to accept and purchase Drafts to replace all or a portion of an outstanding Loan from the Lenders, then upon receipt by the Lenders on the applicable Borrowing Date of a payment equal to the difference between the face amount of the Drafts being accepted and purchased by the Lenders and the amount set out in Section 2.06(a)(ii) relating to such Drafts, the Lenders shall reduce the outstanding Loan being continued by an amount equal to the face amount of such Bankers' Acceptances. The Lenders shall accept Drafts having an aggregate face amount equal to the principal amount of the Loan (or the portion thereof) which is being continued (if a Prime Rate Loan) or the Equivalent Amount in Cdn. Dollars of the principal amount of such Loan or the portion thereof which is being continued (if a U.S. Base Rate Loan or a LIBOR Loan).

Section 3.06 Continuing Bankers' Acceptances as a Loan

Subject to the terms and conditions of this Agreement (including, without limitation Section 2.05(b) and Section 2.06, Section 2.09 and Section 11.02) and provided that the Administrative Agent has received a Notice of Availment in accordance with Section 3.07 requesting the Lenders to continue all or a portion of any outstanding maturing Bankers' Acceptances accepted by them as a type of Loan available under the Credit, the Lenders shall, upon the maturity date of such Bankers' Acceptances, provide Accommodation to the Borrower by way of the type of Loan into which the matured Bankers' Acceptances or a portion thereof are being continued in the principal amount equal to the aggregate face amount (or the Equivalent Amount in U.S. Dollars, as the case may be) of the matured Bankers' Acceptances or the portion thereof which are being continued.

Section 3.07 Notice of Continuation

The Notice of Availment to be given to the Administrative Agent pursuant to Section 3.04, Section 3.05 or Section 3.06 shall be irrevocable, shall be substantially in the form of Schedule 5 and shall specify, among other things, the date on which the continuation is to take place (also, a "Borrowing Date").

ARTICLE FOUR
INTEREST AND FEES

Section 4.01 Loans

Unless otherwise specifically provided herein, each Prime Rate Loan, U.S. Base Rate Loan, and LIBOR Loan shall bear interest, (in the case of Prime Rate Loans and U.S. Base Rate Loans, from the Borrowing Date for such Loan to the date of repayment of such Loan and, in the case of LIBOR Loans, during each LIBOR Period, applicable to such Loan) on the unpaid amount of such Loan calculated (but not compounded) daily at a nominal rate per annum for each such Loan equal to the Applicable Reference Rate for such type of Loan in effect from time to time plus an additional spread (the "Applicable Loan Spread") determined in accordance with the provisions of this Section. On the date of this Agreement, the Applicable Loan Spread under this Section for Prime Rate Loans and U.S. Base Rate Loans is 0% and the Applicable Loan Spread under this Section for LIBOR Loans is 0.65%. The Applicable Loan Spread for each type of Loan will change based on changes to the ratio of Total Debt to Total Capitalization from time to time, with the Applicable Loan Spread for each type of Loan to be reset, effective as of the date the Compliance Certificate for such Fiscal Quarter is delivered to the Administrative Agent (each such day, a "Reset Date"), to that amount indicated below for each type of Loan where the ratio of Total Debt to Total Capitalization based on the Compliance Certificate delivered for the Fiscal Quarter ending immediately prior to such Reset Date, is as set out below:

Total Debt to Total Capitalization Ratio	Prime Rate Loans	U.S. Base Rate Loans	LIBOR and Applicable Stamping Fee
<27%	nil	nil	0.65%
>27% but <42%	nil	nil	0.75%
>42%	nil	nil	1.00%

For greater certainty, any change in the Applicable Loan Spread on any Reset Date shall only be effective with respect to any outstanding LIBOR Loan for the balance of the then current LIBOR Period, for such LIBOR Loan, and the amount of interest payable on such LIBOR Loan for the balance of such LIBOR Period shall be adjusted accordingly. Notwithstanding the foregoing, any change in the Applicable Loan Spread on any Reset Date shall not be effective with respect to any outstanding LIBOR Loan having a LIBOR Period of less than three months but, in such case, shall commence to be effective on any continuation as another type of Accommodation, or rollover of Accommodation, on the expiry of such period.

Section 4.02 Fees for Bankers' Acceptances

The Borrower shall pay to each Lender in respect of each Draft accepted by such Lender, as a condition of such acceptance, a fee in Cdn. Dollars calculated on the basis of the face amount and the term of such Bankers' Acceptance and a rate per annum equal to the stamping fee (the "Applicable Stamping Fee") in effect on the date of such acceptance as determined in accordance with the provisions of this Section. On the date of this Agreement the Applicable Stamping Fee under this Section for Bankers' Acceptances is 0.65%. The Applicable Stamping Fee will change based on changes to the ratio of Total Debt to Total Capitalization from time to time with the Applicable Stamping Fee to be reset, effective as of each Reset Date, to that amount indicated in the pricing chart in Section 4.01 where the ratio of Total Debt to Total Capitalization based on the Compliance Certificate delivered for the Fiscal Quarter ending immediately prior to such Reset Date, is as set forth in the pricing chart in Section 4.01.

For greater certainty, in the event the Applicable Stamping Fee changes on any Reset Date, such new Applicable Stamping Fee shall not apply to any outstanding Bankers' Acceptances but shall only apply to Bankers' Acceptances, continued, rolled over or issued on or subsequent to the Reset Date.

Section 4.03 Overdue Principal and Interest

(a) If all or part of any Accommodation shall not be paid when due (whether at its stated maturity, by acceleration or otherwise), such overdue amount shall bear interest (as well after as before maturity and judgement, but without duplication of interest thereon payable under Section 4.01), payable on demand, at a rate per annum equal to the Applicable Reference Rate of interest applicable under this Agreement from time to time to such Accommodation (including any Loan into which such Accommodation has been continued pursuant to the terms of this Agreement) plus 2% per annum from the date of such non-payment until paid in full.

(b) If all or part of any interest in respect of any Accommodation shall not be paid when due, such overdue interest shall bear interest (as well after as before maturity and judgement), payable on demand, at a rate per annum equal to the rate of interest applicable under this Agreement from time to time, to the type of such Accommodation (including any Loan into which such Accommodation has been continued pursuant to the terms of this Agreement) plus 2% per annum in respect of which such interest was not paid from the date of such non-payment until paid (and calculated in the same manner) in full. In case interest and compound interest are not paid in one month from the time of default, a rest shall be made, and interest at the rate herein provided shall be payable upon demand on the aggregate then due (as well after as before maturity and judgement) and so on from time to time.

Section 4.04 Interest on Other Amounts

Unless otherwise specifically stated in any Credit Document that interest is not payable thereunder or interest is payable at a different rate, any amount owed by the Borrower to the Administrative Agent or to any Lender under any of the Credit Documents that is not paid when due and payable, shall bear interest (as well after as before judgement), payable on demand in Cdn. Dollars at a rate per annum equal at all times to the Prime Rate plus 2% (in the case of any such amount payable in Cdn. Dollars to the Administrative Agent or a Lender) or in U.S. Dollars at a rate per annum equal at all times to the U.S. Base Rate plus 2% (in the case of any such amount payable in U.S. Dollars to the Administrative Agent or a Lender), from the date of non-payment until paid in full. Each such rate per annum shall change automatically without notice to the Borrower as and when the Prime Rate or the U.S. Base Rate, as the case may be, shall change so that at all times the interest payable under this Section 4.04 shall be based on the Prime Rate or the U.S. Base Rate, as the case may be, then in effect.

Section 4.05 Interest Payment Dates

(a) Except as specified in Section 4.03(a), interest in respect of Prime Rate Loans and U.S. Base Rate Loans shall be payable monthly in arrears on the first Business Day of each month.

(b) Except as specified in Section 4.03(a), interest in respect of each LIBOR Loan shall be payable on the last day of each LIBOR Period, of less than three months applicable to such LIBOR Loan and with respect to each LIBOR Period of a term longer than three months applicable to such LIBOR Loan at the end of each three- month period included in such LIBOR Period.

Section 4.06 Standby Fee

The Borrower shall pay to the Administrative Agent for distribution to each Lender a standby fee in Cdn. Dollars with respect to the period commencing on the date of this Agreement and ending on the Maturity Date, or such earlier date as the Revolving Commitments of all the Lenders under the Credit are repaid and terminated, calculated on the daily unutilized amount of such Lender's Revolving Commitments under the Credit at a rate per annum equal to the rate (the "Applicable Standby Fee Rate") as determined in accordance with the provisions of this Section. On the date of this Agreement the Applicable Standby Fee Rate is 0.15% per annum. The Applicable Standby Fee Rate will change based on changes to the ratio of Total Debt to Total Capitalization from time to time, with the Applicable Standby Fee Rate to be reset, effective as of each Reset Date to that amount indicated below where the ratio of Total Debt to Total Capitalization based on the Compliance Certificate delivered for the Fiscal Quarter ending immediately prior to such Reset Date, is as set out below:

Total Debt to Total Capitalization Ratio	Applicable Standby Fee Rate
<27%	0.150%
>27% but<42%	0.175%
>42%	0.250%

Accrued standby fees shall be due and payable quarterly in arrears on the first Business Day of a Fiscal Quarter and on the Maturity Date (or on such earlier date as the Lenders Revolving Commitments under the Credit are terminated).

Section 4.07 Failure to Deliver Compliance Certificate

Subject to Section 4.03(a), in the event the Administrative Agent does not receive a Compliance Certificate for any Fiscal Quarter that has ended as required pursuant to this Agreement (the "Scheduled Reset Date"), the Applicable Loan Spread, the Applicable Stamping Fee and the Applicable Standby Fee Rate for the Credit for the following Fiscal Quarters shall continue to be based on the Compliance Certificate for the last actual Reset Date until such time as a new Compliance Certificate is delivered. Subject to Section 4.03(a), upon receipt of such new Compliance Certificate, if, as a consequence of a change to the Total Debt to Total Capitalization Ratio, the Applicable Loan Spread, the Applicable Stamping Fee and the Applicable Standby Fee Rate has increased or decreased since the last actual Reset Date:

(a) in the case of any increase:

(i) the Borrower shall forthwith pay to the Lenders the difference between the amount that would have been payable on all of the Borrower's outstanding Accommodation during the period from the Scheduled Reset Date to the date such new Compliance Certificate was delivered (being the new Reset Date) based on such higher Applicable Loan Spread and Applicable Stamping Fee and the amount actually paid; and

(ii) the Borrower shall forthwith pay to the Lenders the difference between the standby fees that would have been payable during such period based on such higher Applicable Standby Fee Rate and the amount actually paid;

(b) in the case of a decrease, the Lenders shall, at the option of the Lenders, either pay to the Borrower or authorize the Borrower to deduct from any interest or fees payable to the Lenders hereunder the aggregate of:

(i) the difference between the amount of interest and stamping fees paid to the Lenders during such period and the amount of interest and stamping fees that would have been paid on all outstanding Accommodation from the Lenders during such period based on such lower Applicable Loan Spread and Applicable Stamping Fee; and

(ii) the difference between the amount of standby fees paid to the Lenders during such period and the amount of standby fees that would have been paid to the Lenders during such period based on such lower Applicable Standby Fee.

Notwithstanding anything contained herein, the Applicable Loan Spread, the Applicable Stamping Fee and the Applicable Standby Fee Rate for the Credit shall not be reduced on any Reset Date, and the Borrower shall not be entitled to any adjustment in their favour (or the payment thereof) with respect to interest on Loans, stamping fees or standby fees paid by them, for so long as any Event of Default is subsisting.

Section 4.08 Agency Fees

In consideration of the Administrative Agent acting as agent under the Credit Documents, the Borrower shall pay to the Administrative Agent an agency fee in an amount, and on the terms and conditions, set out in any agency fee letter from time to time entered into by the Administrative Agent and the Borrower, or as otherwise agreed to in writing from time to time by the Administrative Agent and the Borrower. All such written arrangements between the Administrative Agent and the Borrower shall constitute Credit Documents.

Section 4.09 Determination of Rates and Basis of Calculation of Interest

(a) The Federal Funds Rate, LIBOR, Prime Rate and U.S. Base Rate shall be determined by the Administrative Agent whenever such determination is required for any purpose of this Agreement, and such determination by the Administrative Agent, and each determination by a Lender of a rate to be notified to the Administrative Agent pursuant to the definition of "BA Schedule I Discount Rate" or "B A Schedule II Discount Rate" in 0, shall be prima facie evidence of such rate. The Administrative Agent shall, at the request of the Borrower, promptly notify the Borrower of any of the rates notified to the Administrative Agent by the Lenders with respect to the "BA Schedule I Discount Rate" or the "BA Schedule II Discount Rate".

(b) All interest in respect of Prime Rate Loans shall be payable in Cdn. Dollars and all interest in respect of U.S. Base Rate Loans and LIBOR Loans shall be payable in U.S. Dollars.

(c) All interest payments to be made under this Agreement shall be paid without allowance or deduction for deemed re-investment or otherwise, both before and after maturity and before and after default and/or judgement, if any, until payment of the amount on which such interest is accruing, and interest will accrue on overdue interest, if any.

(d) In calculating interest or fees payable under this Agreement for any period, unless otherwise specifically stated, the first day of such period shall be included and the last day of such period shall be excluded.

(e) Unless otherwise stated, wherever in this Agreement reference is made to a rate of interest "per annum" or a similar expression is used, such interest will be calculated on the basis of a calendar year of 365 or 366 days, as the case may be, and using the nominal rate method of calculation, and will not be calculated using the effective rate method of calculation or on any other basis that gives effect to the principle of deemed re-investment of interest.

(f) For the purposes of the Interest Act (Canada) and disclosure under such act, whenever interest to be paid under this Agreement is to be calculated on the basis of a year of 360 or 365 days or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 or 365 or such other period of time, as the case may be.

Section 4.10 Maximum Return

Notwithstanding any provision of this Agreement, in no event shall the aggregate "interest" (as defined in section 347 of the Criminal Code (Canada)) payable under this Agreement exceed the effective annual rate of interest on the "credit advanced" (as defined in that section) under this Agreement lawfully permitted by that section and, if any payment collected or demanded pursuant to this Agreement in respect of "interest" (as defined in that section) is determined to be contrary to the provisions of that section, such payment, collection or demand shall be deemed to have been made by mutual mistake of the Borrower and the applicable Lender and the amount of such payment or collection shall be refunded to the Borrower. For the purposes of this Agreement, the effective annual rate of interest shall be determined in accordance with generally accepted actuarial practices and principles over the relevant term and, in the event of dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Administrative Agent will be prima facie evidence of such rate.

ARTICLE FIVE
REPAYMENT OF ACCOMMODATION

Section 5.01 Optional Repayment

(a) The Borrower shall have the right to repay from time to time on any Business Day (an "Optional Repayment Date") any Accommodation outstanding to it under the Credit (other than Swingline Loans) without premium, penalty or bonus but subject to Section 6.04, on the following terms and conditions:

(i) the Borrower shall give to the Administrative Agent five Business Days irrevocable prior written notice specifying the amount and the type or types of Accommodation to be repaid and the applicable Optional Repayment Date;

(ii) each repayment of Accommodation pursuant to this subsection shall be allocated (as to both amount and type of Accommodation) to the Lenders under the Credit to be repaid on the basis of their respective Pro Rata Shares;

(iii) the aggregate amount of Accommodation repaid pursuant to this subsection at any time shall be in an amount of Cdn.$5,000,000 or U.S.$5,000,000, as the case may be, or such greater amount that is a whole multiple of Cdn.$100,000 or U.S.$100,000, as the case may be (or the amount of all applicable Accommodation then outstanding under the Credit to be repaid if lesser);

(iv) no repayment of any LIBOR Loan shall be made otherwise than upon the expiration of a LIBOR Period, applicable to such LIBOR Loan unless the Borrower pays to the Administrative Agent (for the account of each Lender) an amount equal to all losses, costs and expenses resulting from, arising out of, or imposed upon or incurred by a Lender by reason of, the liquidation or reemployment of funds acquired or committed to be acquired by such Lender to fund or maintain its portion of such LIBOR Loan. The determination of the amount of any such loss, cost or expense by any Lender, when evidenced by a certificate from that Lender giving a reasonably detailed calculation of the amount of such loss, cost or expense, shall be prima facie evidence of the same and, to the extent such calculation results in a negative number, such amount shall be paid by such Lender to the Borrower;

(v) no repayment of any Bankers' Acceptance shall be made otherwise than on the maturity date of such Bankers' Acceptance;

(vi) on the applicable Optional Repayment Date the Borrower shall repay outstanding Accommodation in accordance with the notice given pursuant to clause (i) above and for such purpose shall pay to the Administrative Agent the amount of any Loans together with all interest accrued and unpaid in respect thereof under this Agreement, and any amounts payable under Section 6.04, with respect to any such Accommodation that is repaid.

For greater certainty, however, a repayment of Accommodation outstanding under the Credit pursuant to this subsection shall not reduce the limit of the Credit then in effect and additional Accommodation may from time to time be obtained by the Borrower under the Credit in accordance with and subject to the applicable provisions of this Agreement.

(b) The Administrative Agent shall promptly notify the Lenders of any proposed repayment of Accommodation of any portion of the Credit pursuant to subsection (a) and the amount and type of such Accommodation to be repaid. The amount received by the Administrative Agent in respect of any Loans shall be distributed by the Administrative Agent to the Lenders on the basis of their respective Pro Rata Shares under the Credit and any accrued and unpaid interest, fees and other amounts (other than breakage costs which shall be for the account of the Lender suffering the same) received by the Administrative Agent with respect thereto shall be distributed by the Administrative Agent to the applicable Lenders on the basis of their respective entitlements thereto.

(c) The Borrower shall have the right to repay from time to time on any Business Day any Swingline Loans without notice, premium, penalty or bonus. A repayment of a Swingline Loan pursuant to this subsection shall not reduce the Swingline Commitment then in effect and additional Swingline Loans may from time to time be obtained by the Borrower under the Credit in accordance with and subject to the applicable provisions of this Agreement.

Section 5.02 Mandatory Repayment under the Credit

The Borrower shall repay all Accommodation outstanding to it under the Credit, together with all accrued interest, fees and other amounts then unpaid by it with respect to such Accommodation and the Credit, on the Maturity Date, and all of the Revolving Commitments and the Swingline Commitment of all the Lenders shall be automatically terminated at such time.

Section 5.03 Currency Fluctuations

Notwithstanding any other provision of this Agreement, if, at any time and from time to time, as a result of currency fluctuations, as against the Cdn. Dollar, (A) the outstanding Accommodation of any Lender is 5% or more in excess of the individual Revolving Commitment of such Lender, the Borrower shall, within five Business Days of notice of such excess from the Administrative Agent, forthwith repay the full amount of the excess over the Revolving Commitment to the Administrative Agent for the account of the affected Lender or (B) the outstanding Accommodation of any Lender is in excess of (but by an amount of less than 5%) the individual Commitment of such Lender, the Borrower shall, following receipt of notice of such excess from the Administrative Agent, take all necessary steps to ensure that (i) in the case of Prime Rate or U.S. Base Rate Accommodation, the excess amount be eliminated within five Business Days of receipt of notice and (ii) in the case of any other Accommodation, the excess amount be eliminated on the maturity of any such Accommodation or within five Business Days of the receipt of notice if the maturity of such Accomodation will arise prior to said five Business Day period. Such excess amount shall be applied to repay such Accommodations made available by way of Loans as the Borrower shall direct.

ARTICLE SIX
PAYMENTS AND INDEMNITIES

Section 6.01 Method and Place of Payments

(a) The Borrower undertakes at all times that any Accommodation is outstanding to it or any other amount is owed by it under any Credit Document to maintain at the Administrative Agent's Payment Branch an account in Cdn. Dollars and an account in U.S. Dollars, which the Administrative Agent shall be entitled to debit with such amounts as are from time to time required to be paid by the Borrower under the Credit Documents, as and when such amounts are due. Without in any way limiting the rights of the Administrative Agent pursuant to the foregoing, unless otherwise specifically agreed between the Borrower and the Administrative Agent, the Borrower hereby directs the Administrative Agent to debit the aforesaid accounts with such amounts as are from time to time required to be paid by the Borrower pursuant to Article Four of this Agreement. The foregoing direction by the Borrower shall in no way prejudice the Borrower's right to dispute the quantum of such amounts debited by the Administrative Agent.

(b) All payments by the Borrower under any Credit Document, unless otherwise expressly provided in such Credit Document, shall be made to the Administrative Agent at the Administrative Agent's Payment Branch for the account of the Lenders entitled to such payment, not later than 12:00 (noon) for value on the date when due, and shall be made in immediately available funds without set-off or counterclaim.

(c) Unless the Administrative Agent shall have been notified by the Borrower not later than 12:00 (noon) of the Business Day prior to the date on which any payment to be made by the Borrower under a Credit Document is due that the Borrower does not intend to remit such payment, the Administrative Agent shall be entitled to assume that the Borrower has remitted or will remit such payment when so due and the Administrative Agent may (but shall not be obliged to), in reliance upon such assumption, make available to each applicable Lender on such payment date such Lender's share of such assumed payment. If the Borrower does not in fact remit such payment to the Administrative Agent as required by such Credit Document, each applicable Lender shall immediately repay to the Administrative Agent on demand the amount so made available to such Lender, together with interest on such amount at the interbank reference rate then in effect in Canada in respect of each day from and including the date such amount was made available by the Administrative Agent to such Lender to the date such amount is repaid in immediately available funds to the Administrative Agent, and the Borrower shall immediately pay to the Administrative Agent on demand such amounts as are sufficient to compensate the Administrative Agent and the Lenders for all costs and expenses (including, without limitation, any interest paid to lenders of funds) which the Administrative Agent may sustain in making any such amounts available to the Lenders or which any Lender may sustain in receiving any such amount from, and in repaying any such amount to, the Administrative Agent or in compensating the Administrative Agent as aforesaid. A certificate of the Administrative Agent as to any amounts payable by the Borrower pursuant to the preceding sentence and containing reasonable details of the calculation of such amounts shall be prima facie evidence of the amounts so payable.

(d) If any amount which has been received by the Administrative Agent not later than 12:00 (noon) on any Business Day as provided above is not paid by the Administrative Agent to a Lender on such Business Day as required under this Agreement, the Administrative Agent shall immediately pay to such Lender on demand interest on such amount at the interbank reference rate then in effect in Canada in respect of each day from and including the day such amount was required to be paid by the Administrative Agent to such Lender to the day such amount is so paid.

Section 6.02 Currency of Payment

Accommodations shall be repaid by the Borrower as required under this Agreement in the currency in which such Accommodation was obtained by the Borrower. Any payment on account of an amount payable under any Credit Document in a particular currency (the "proper currency") made to or for the account of the Administrative Agent or a Lender in a currency (the "other currency") other than the proper currency, whether pursuant to a judgement or order of any court or tribunal or otherwise and whether arising from the continuation of any amount denominated in one currency as an amount denominated in any other currency for the purpose of making or filing a claim, obtaining an order or judgement, enforcing an order or judgement or otherwise, shall constitute a discharge of the Borrower's obligation under such Credit Document only to the extent of the amount of the proper currency which the Administrative Agent or such Lender is able, in the normal course of its business within one Business Day after receipt by it of such payment, to purchase with the amount of the other currency so received and:

(a) if the amount of the proper currency which the Administrative Agent or such Lender is so able to purchase is less than the amount of the proper currency originally due to it under such Credit Document, the Borrower shall indemnify and save the Administrative Agent or such Lender, as the case may be, harmless from and against any loss or damage arising as a result of such deficiency. This indemnity shall constitute an obligation separate and independent from any other obligation contained in any Credit Document and shall:

(i) give rise to a separate and independent cause of action;

(ii) apply irrespective of any indulgence granted by the Administrative Agent or any Lender from time to time;

(iii) continue in full force and effect notwithstanding any judgement or order for a liquidated sum in respect of an amount due under any Credit Document or under any judgement or order; and

(iv) not merge in any security given to or for the benefit of the Lenders;

(b) if the amount of the proper currency which the Administrative Agent or such Lender is so able to purchase is greater than the amount of the proper currency originally due to it under such Credit Document, the Administrative Agent or such Lender shall remit the excess to the Borrower.

Section 6.03 Increased Costs

If subsequent to the date of this Agreement any change in or introduction of any Applicable Law or in the interpretation thereof, or compliance by any Lender with any request or directive (whether or not having the force of law, but if not having the force of law, the compliance with which is generally regarded as advisable to follow by the Persons to whom such a request or directive is addressed) by any central bank, Superintendent of Financial Institutions or other comparable authority or agency having jurisdiction shall:

(a) subject such Lender to any Taxes of any kind whatsoever with respect to this Agreement or any Accommodation made by such Lender, or change the basis of taxation of payments to such Lender of principal, interest, fees or any other amounts payable under this Agreement;

(b) impose, modify or make applicable any capital maintenance or capital adequacy requirement, reserve requirement, special deposit requirement or other similar requirement against assets held by, or deposits or other liabilities in or for the account of, or any Accommodation or Revolving Commitment under the Credit made available or established by, or any other acquisition of funds by, such Lender; or

(c) impose on such Lender any other condition, restriction or limitation;

and the result of any of the foregoing is to increase the cost to such Lender of making or maintaining any Accommodation or Revolving Commitment under the Credit or to reduce any amount otherwise receivable by it under this Agreement with respect to any Accommodation or Revolving Commitment under the Credit, then provided that such additional cost or reduced amount receivable is not fully offset at all relevant times by an increase in the applicable interest rate or rates or fees otherwise payable under this Agreement, the Borrower shall promptly pay to such Lender, within five Business Days of demand, such additional amounts necessary to compensate such Lender, after taking into account all applicable Taxes, for such increased cost or reduced amount receivable which such Lender deems to be material as are determined in good faith and in a commercially reasonable manner by such Lender; provided however that the Borrower shall only be liable to compensate such Lender for any such increased cost or reduced amount receivable suffered by such Lender during the period commencing ninety days prior to the date the Borrower has been notified by such Lender of such increased cost or reduced amount receivable as hereinafter required and continuing for so long thereafter as such Lender suffers any such increased costs or reduced amount receivable. For the purposes of this subsection, other than for the purposes of compensating a Lender after taking into account all applicable Taxes, the term "Taxes" does not include net or gross income taxes, franchise taxes or capital taxes (or penalties, interest or other charges levied in respect of any of the foregoing), and a change in the basis of taxation does not include a change in the basis of taxation as it relates to net or gross income taxes, franchise taxes or capital taxes, in each case imposed on the Administrative Agent or the Lenders. If a Lender becomes entitled to claim any additional amount pursuant to this Section, it shall notify the Borrower, through the Administrative Agent, of the event by reason of which it has become so entitled promptly upon such Lender becoming aware of such event and at the same time or promptly thereafter provide to the Borrower a certificate as to any such additional amount payable to it and containing reasonable details of the calculation of such amount which calculation shall be prima facie evidence of such amount.

Section 6.04 Indemnities

(a) The Borrower shall indemnify and save harmless the Administrative Agent and each Lender from all claims, demands, liabilities, damages, losses, costs, charges and expenses, (including any loss or expense arising from interest or fees payable by the Administrative Agent or such Lender to lenders of funds obtained by it in order to make or maintain any Accommodation and any loss or expense incurred in liquidating or re-employing deposits from which such funds were obtained), which may be incurred by the Administrative Agent or such Lender as a consequence of:

(i) any representation or warranty made herein by the Borrower which was incorrect at the time it was made or deemed to have been made;

(ii) a default by the Borrower in the payment of any sum due from it under or in connection with the Credit Documents (irrespective of whether an Accommodation is deemed to be made to the Borrower to pay the amount it has failed to pay), including, but not limited to, all sums (whether in respect of principal, interest or any other amount) paid or payable by such Lender or the Administrative Agent in order to fund the amount of any such unpaid amount to the extent such Lender or the Administrative Agent is not reimbursed pursuant to any other provisions of this Agreement (for greater certainty nothing in this subsection shall be interpreted to require the Borrower to pay interest twice on the same principal debt);

(iii) default by the Borrower in obtaining an Accommodation after the Borrower has given a Notice of Availment under this Agreement that it desires to obtain such Accommodation;

(iv) default by the Borrower in making any optional repayment of outstanding Accommodation after the Borrower has given notice under this Agreement that it desires to make such repayment;

(v) the repayment by the Borrower of any LIBOR Loan otherwise than on the expiration of any applicable LIBOR Period or the repayment of any other Accommodation otherwise than on the maturity date of such Accommodation (including without limitation any such payment pursuant to Section 5.01, Section 5.02 or Section 5.03 or upon acceleration pursuant to Section 10.02);

(vi) any other default by the Borrower under any Credit Document;

(vii) any claim, demand, damage, loss, or liability which may be asserted against or incurred by the Administrative Agent or such Lender arising by reason of the entering into by the Administrative Agent or such Lender (including without limitation any cost or expense incurred in connection therewith) of this Agreement and the other Credit Documents to which the Administrative Agent or such Lender is a party except to the extent determined by a court of competent jurisdiction to be attributable to the gross negligence or wilful misconduct of the Administrative Agent or such Lender in the performance by the Administrative Agent or such Lender of its obligations under this Agreement and the other Credit Documents or except to the extent attributable to any breach or violation of any Applicable Law, or any contract, commitment or agreement, by which the Administrative Agent or such Lender is bound resulting from the entering into by the Administrative Agent or such Lender of this Agreement or the other Credit Documents to which it is a party

(viii) the application by the Borrower of any Accommodation or any proceeds of any Accommodation; and/or

(ix) the continuation or rollover of any Accommodation pursuant to the terms of Section 2.10.

A certificate of the Administrative Agent as to any such loss or expense and containing reasonable details of the calculation of such loss or expense shall be prima facie evidence of the amount of such loss or expense, as the case may be. For greater certainty, the indemnities contained herein shall not extend to any claims made by the Borrower against the Administrative Agent or a Lender.

(b) The Borrower shall indemnify and save harmless the Administrative Agent and each Lender and their agents, representatives and assigns from all claims, demands, liabilities, damages, losses (including any loss of value of the property of the Borrower or any of its Subsidiaries), costs, charges and expenses (including without limitation any remedial, clean-up, compliance or preventative costs, charges, expenses and any fines and penalties) which may be asserted against or incurred by the Administrative Agent or such Lender (except to the extent determined by a court of competent jurisdiction to be attributable to the gross negligence or wilful misconduct of the Administrative Agent or such Lender or any receiver, agent or representative thereof), as a result of any actual or threatened order, investigation or action by any third party, including any Governmental Authority relating to the Borrower's or any of its Subsidiaries' business or property with respect to:

(i) the actual, possible or threatened Release of any Contaminant, or the presence of any Contaminant at, on or under real property or personal property of the Borrower or any of its Subsidiaries, whether or not the Contaminant originates or emanates from or exists at, on or under the Borrower's or any of its Subsidiaries' property or any contiguous real or personal property located thereon (unless such real property or personal property is under the control of a Lender due to its relationship with a third party), including any loss of value of the property of the Borrower or any of its Subsidiaries;

(ii) the Release of a Contaminant owned by, or under the charge, management or control of, the Borrower or any of its Subsidiaries or any predecessors thereof;

(iii) any costs of removal or remedial action incurred by any Governmental Authority (including, without limitation, the assertion of any Lien under Environmental Law) or any costs incurred by any other Person or damages arising from injury to, destruction of, or loss of the Natural Environment in relation to, the real property or personal property of the Borrower or any of its Subsidiaries or any contiguous real or personal property located thereon, including reasonable costs of assessing such injury, destruction or loss;

(iv) liability for personal injury or property damage or other injury, loss or damage arising under or by reason of any Environmental Law or tort law theory with respect to any Environmental Activity of the Borrower or any of its Subsidiaries; and/or

(v) any other matter relating to the Natural Environment and Environmental Law affecting the property or the operations and activities of the Borrower or any of its Subsidiaries within the jurisdiction of any Governmental Authority.

The Borrower acknowledges that the Lenders have agreed to make the Credit available in reliance on the Borrower's representations, warranties and covenants, including the delivery of this indemnity. This indemnity supersedes any other provisions of this Agreement or any other Credit Document which in any way limits the liability of the Borrower. The obligations of the Borrower arising under this indemnity will be absolute and unconditional and shall not be affected by any act, omission, or circumstances whatsoever, whether or not occasioned by the fault of the Administrative Agent, or the Lenders except to the extent determined by a court of competent jurisdiction to be attributable to the gross negligence or wilful misconduct of the Administrative Agent or the Lenders. The foregoing indemnities will survive the transfer of any or all right, title and interest in and to the real and personal property of the Credit Parties and their respective Subsidiaries to any Person, whether or not affiliated with the Credit Parties and their respective Subsidiaries. No discharge or release of any Guarantee provided by the Borrower upon payment of all outstanding Accommodation and termination of the Credit shall include a discharge or release of any environmental indemnity granted in favour of the Administrative Agent and/or the Lenders.

Section 6.05 Taxes

(a) Subject to Section 6.05(f) and Section 13.01(f), all payments to be made to the Administrative Agent or the Lenders pursuant to the Credit Documents shall be made free and clear of, and without reduction for or on account of, any present or future Taxes; provided, however, if any Taxes are required by Applicable Law to be withheld from any interest or other amount payable to the Administrative Agent or any Lender under any Credit Document, the amount so payable to the Administrative Agent or such Lender shall be increased to the extent necessary to yield to the Administrative Agent or such Lender, on a net basis after payment of all Taxes (including all Taxes imposed on any additional amounts payable under this subsection), interest or any such other amount payable under such Credit Document at the rate or in the amount specified in such Credit Document.

(b) The Borrower shall be fully liable and responsible for and shall, promptly following receipt of a request from the Administrative Agent, pay to the Administrative Agent any and all Taxes in the nature of sales, stamp, use and goods and services taxes payable under the laws of Canada, any Province of Canada or any other country or jurisdiction with respect to the Credit Documents.

(c) Whenever any Taxes are payable by the Borrower pursuant to Section 6.05(a), as promptly as possible thereafter it shall send to the Administrative Agent, for the account of the Administrative Agent and each affected Lender, a certified copy of an original official receipt or other evidence showing payment of such Taxes.

(d) If the Borrower fails to withhold, pay or remit any Taxes pursuant to Section 6.05(a) when due or if the Borrower fails to provide to the Administrative Agent the required documentary evidence of such payment, the Borrower shall indemnify and save harmless the Administrative Agent and the Lenders from any Taxes, interest, penalties or other liabilities that may become payable by the Administrative Agent or by any Lender or to which the Administrative Agent or any Lender may be subjected as a result of any such failure. A certificate of the Administrative Agent or any Lender as to the amount of any such Taxes, interest or penalties and containing reasonable details of the calculation of such Taxes, interest or penalties shall be, absent manifest error, prima facie evidence of the amount of such Taxes, interest or penalties, as the case may be.

(e) As of the date of this Agreement, each of the Administrative Agent and each Lender represents and warrants to the Borrower that it is either (i) not a non-resident of Canada within the meaning of the Income Tax Act (Canada), or (ii) an "authorized foreign bank" that is entering into this Agreement and receiving all amounts payable hereunder in respect of its "Canadian banking business" as both such terms are defined for the purposes of the Income Tax Act (Canada).

(f) The obligation of the Borrower under this Section 6.05 to pay additional amounts or make any indemnity payments shall not extend or apply to any Lender's Own Taxes.

(g) If the Administrative Agent or a Lender determines, in its sole discretion, that it has received a refund or current reduction of any Taxes for which indemnity payments or additional amounts were paid by the Borrower pursuant to this Section 6.05, it shall pay to the Borrower an amount equal to such refund or reduction (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section 6.05 with respect to the Taxes giving rise to such refund or reduction), net of all out-of-pocket expenses of the Administrative Agent or such Lender, as the case may be, and without interest (other than any net after-Tax interest paid by the relevant Governmental Authority with respect to such refund or reduction). The Borrower, upon the request of the Administrative Agent or such Lender, as the case may be, agrees to repay to the Administrative Agent or such Lender, as the case may be, any portion of such refund or reduction paid over to the Borrower that the Administrative Agent or such Lender is required to repay or pay, respectively, to such Governmental Authority (plus any interest, penalties or other charges paid by the Administrative Agent or such Lender, as the case may be, as a result of or related to such repayment or payment). This paragraph shall not be construed to require the Administrative Agent or any Lender to make available its tax returns (or any other information relating to its Taxes that it deems confidential) to the Borrower or any other Person, to arrange its affairs in any particular manner, or to claim any available refund or reduction.

ARTICLE SEVEN
GUARANTEES

Section 7.01 Guarantees

As general and continuing credit support for the due payment of all present and future indebtedness and liability of the Borrower to the Administrative Agent and the Lenders under the Credit Documents, unlimited guarantee and postponement of claims by each Guaranteeing Subsidiary whereby it guarantees to the Administrative Agent, on behalf of the Administrative Agent and the Lenders, to the extent permitted by Applicable Law, payment of all present and future indebtedness and liability of the Borrower to the Administrative Agent and the Lenders under the Credit Documents shall be provided to the Administrative Agent on behalf of the Lenders in form and substance satisfactory to the Lenders and their counsel.

Section 7.02 General Provisions Relating to the Guarantees

Nothing in this Agreement or in any Guarantee now held or acquired in the future by or on behalf of the Administrative Agent or the Lenders, nor any act or omission of the Administrative Agent or any of the Lenders with respect to any such Guarantee, will in any way prejudice or affect the rights, remedies or powers of the Administrative Agent or any of the Lenders with respect to any other Guarantees at any time held by or on behalf of the Administrative Agent or the Lenders.

ARTICLE EIGHT
REPRESENTATIONS AND WARRANTIES

Section 8.01 Delivery of Representations and Warranties

To induce the Lenders and the Administrative Agent to enter into this Agreement, the Borrower (with respect to itself and, where specifically referenced below, the other Credit Parties, Material Parties and any other Subsidiaries of it) hereby represents and warrants to the Lenders and the Administrative Agent as follows:

(a) Status and Power. Each of the Material Parties that is a corporation has been duly incorporated and is validly subsisting as a corporation under the laws of its jurisdiction of incorporation and each of the Material Parties that is limited partnership is duly formed and validly subsisting as a limited partnership under the laws of its jurisdiction of formation and each of the Material Parties is duly qualified to carry on its business in every jurisdiction in which the nature of its business requires qualification (except where the failure to be duly qualified to carry on business in any such other jurisdiction would not have a Material Adverse Effect). Each of the Material Parties has obtained all necessary approvals, permits and licenses, which are all in good standing and unrevoked on the date of this Agreement, necessary for the operations being conducted or intended to be conducted on its property (except those approvals, permits and licenses which if not obtained and maintained in good standing would reasonably be expected to not have a Material Adverse Effect) and there are no existing circumstances which could reasonably be expected to give rise to the revocation of any such approvals, permits or licenses.

(b) Authorization of Documents. Each of the Credit Parties has the power and authority to enter into and perform its obligations under the Credit Documents to which it is a party and all other instruments and agreements delivered pursuant to any of the Credit Documents and to own its property and carry on its business as currently conducted and all necessary action has been taken by the Borrower to authorize the execution and delivery of this Agreement and all other instruments contemplated hereunder and the borrowing of money hereunder.

(c) Enforceability of Documents. The execution, delivery and performance of each Credit Document by each Credit Party that is a party thereto and every other instrument or agreement delivered pursuant to such Credit Document by a Credit Party has been duly authorized by all requisite action by each Credit Party and each such document has been duly executed and delivered by, and each Credit Document constitutes a valid and binding obligation of, each of the Credit Parties that is a party thereto enforceable in accordance with its terms, subject to Applicable Laws relating to bankruptcy, insolvency and other similar laws affecting creditors' rights generally, and to general principles of equity, including the fact that specific performance and other equitable remedies are subject to the discretion of a court (such qualifications, collectively, the "Enforceability Qualifications").

(d) Litigation. No Material Party has commenced or has been served with notice of any actions, suits or proceedings and, to the best of the knowledge of the Borrower (after due inquiry), there are no actions, suits, or proceedings pending or threatened against or affecting any of the Material Parties at law or in equity or before or by any court or Governmental Authority or before any arbitrator of any kind nor is the Borrower aware of any existing ground on which any such action, suit or proceeding could reasonably be expected to be commenced with any reasonable likelihood of success which would have a Material Adverse Effect; and no Material Party is in default with respect to any judgement, order, writ, injunction, decree, award, rule or regulation of any court or Governmental Authority which, either separately or in the aggregate, would have a Material Adverse Effect.

(e) Financial Statements. The Borrower has furnished the Administrative Agent with its most recent annual and quarterly consolidated financial statements; all such financial statements have been prepared in accordance with GAAP (subject, in the case of quarterly consolidated financial statements, to year-end audit adjustments); the balance sheet contained in such financial statements presents fairly the consolidated financial position of the Borrower as at the date of the balance sheet; and the statement of profit and loss contained in such financial statements presents fairly the consolidated results of the Borrower's operations for the periods indicated. Since the date of its most recent financial statements there has been no change in the consolidated financial condition of the Borrower as shown on its balance sheet as at that date that would reasonably be expected to result in a Material Adverse Effect except as disclosed in writing to the Administrative Agent and the Lenders.

(f) Statements Accurate. The written statements or reports furnished to the Administrative Agent or the Lenders by or on behalf of the Borrower in connection with the negotiation or confirmation of the transactions contemplated in the Credit Documents did not contain, as at the time such statements or reports were furnished, any untrue statement of a material fact or any omission of a material fact necessary to make the statements contained in such statement or report not misleading, and all such statements and reports, taken as a whole together with the Credit Documents, did not contain any untrue statement of a material fact or omit a material fact necessary to make the statements contained in the Credit Documents or in such statements or reports not misleading at the time made.

(g) Conduct of Business. There is no fact known to the Borrower (after due inquiry) which the Borrower has not disclosed to the Administrative Agent or the Lenders in writing which results in a Material Adverse Effect, or so far as the Borrower can now reasonably foresee, will result in a Material Adverse Effect.

(h) Compliance with Other Instruments. Neither the execution nor delivery of the Credit Documents, or any agreements or instruments delivered pursuant to the Credit Documents, the consummation of the transactions contemplated in the Credit Documents, nor compliance with the terms, conditions and provisions of the Credit Documents conflicts with or will conflict with, or results or will result in any breach of, or constitutes a default under, any of the provisions of the constating documents, partnership agreements, articles or by-laws of any Credit Party or any material agreement, instrument, court order or arbitration award to which any Credit Party is a party or by which any Credit Party or any of its property and assets are bound, or results or will result in the creation or imposition of any Lien upon any Credit Party's properties or assets which is not a Permitted Lien or, subject to the Enforceability Qualifications, in the contravention of any Applicable Law relating to any Credit Party where such contravention would have a Material Adverse Effect.

(i) Consent Obtained. Each of the Credit Parties has obtained, made or taken all consents, approvals, authorizations, declarations, registrations, filings, notices and other actions whatsoever required as at the date of this Agreement in connection with the execution and delivery by such Credit Party of the Credit Documents to which it is a party and all other agreements or instruments delivered pursuant to such Credit Documents, and the consummation of the transactions contemplated by such Credit Documents except where the failure to do so would not have a Material Adverse Effect.

(j) Taxes Paid. Each Material Party has, in all material respects, paid, or made adequate provision for the payment of, all Taxes levied on it or on its assets or income which are due and payable, including interest and penalties, or has accrued such amounts in its financial statements for the payment of such Taxes.

(k) No Default. No event or omission has occurred which constitutes a Default or an Event of Default.

(l) Compliance with Laws. Each Material Party and its respective property and assets is in compliance in all material respects with Applicable Law and no Material Party is in material default and, to the best of the knowledge of the Borrower after due enquiry, no event or omission has occurred which, with the passage of time or the giving of notice or both, would constitute a default pursuant to any order, writ, decree or demand of any court or Governmental Authority or a material default under any licenses or permits held or required for any Material Party's businesses, which in each such case could reasonably be expected to have a Material Adverse Effect.

(m) Ownership of Property. Each Material Party has good and marketable title to its owned property and good leasehold title to its leased property, subject only to Permitted Liens.

(n) Corporate Structure. As of the date of this agreement, the corporate structure of the Borrower and its Subsidiaries is as set out in Schedule 6.

(o) Material and Unrestricted Subsidiaries. The only Material Subsidiaries and Unrestricted Subsidiaries are the Subsidiaries set out in Schedule 10 (as such Schedule may be replaced or amended from time to time). Each Subsidiary identified by the Borrower from time to time as an Unrestricted Subsidiary qualifies as such based on the requirements set forth in the definition of "Unrestricted Subsidiaries" in 0 of this Agreement.

(p) Environmental. Except as disclosed in Schedule 7, or for events occurring after the date of this Agreement as disclosed to the Administrative Agent in writing, none of the Material Parties or any of their respective Subsidiaries, is subject to any material civil, criminal or regulatory proceeding or governmental or regulatory investigation with respect to Environmental Law or laws relating to occupational health and safety and the Borrower is not aware of any threatened proceedings or investigations. Each of the Material Parties and their respective Subsidiaries, and all of their respective properties and assets, is in compliance with all Environmental Laws and laws relating to occupational health and safety other than non-compliance which could not reasonably be expected to have a Material Adverse Effect. Except for events occurring after the date of this Agreement as disclosed to the Administrative Agent in writing (none of which, singly or in the aggregate, could reasonably be expected to have a Material Adverse Effect), no portion of any of the properties owned or leased by the Borrower or any of its Subsidiaries has been listed, designated or identified in the National Priorities List or, to the best of the Borrower's knowledge (after due inquiry), the CERCLA Information System, both as published by the United States Environmental Protection Agency, or any similar list of sites published by any federal, state or local authority proposed for requiring clean up or remedial or corrective action under any Environmental Law.

There are no underground storage tanks, active or abandoned, including petroleum storage tanks, on or under any property now or previously owned or leased by the Borrower or any of its Subsidiaries that, singly or in the aggregate have, or could reasonably be expected to have, a Material Adverse Effect.

Neither the Borrower nor any Subsidiary of the Borrower has directly transported or directly arranged for the transportation of any Hazardous Material to any location which is listed or proposed for listing on the National Priorities List pursuant to CERCLA, on the CERCLIS or any similar state list or which is the subject of federal, state or local enforcement actions or other investigations which may lead to material claims against the Borrower or such Subsidiary thereof for any remedial work, damage to the Natural Environment or personal injury, including claims under CERCLA, that, singly or in the aggregate, could reasonably be expected to have, a Material Adverse Effect.

No condition (including the existence, storage or release of any Hazardous Materials) exists at, in or under any property or assets of the Borrower or any of its Subsidiaries which, with the passage of time, the giving of notice, the making of any determination, or any combination of the foregoing, has given rise to or could reasonably be expected to give rise to any liability under any Environmental Law that, singly or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

(q) Real Property. All real property (including all buildings, structures and improvements located therein) owned or leased by a Material Party may be used in all material respects by such Material Party pursuant to Applicable Law for the present use and operation of the business conducted on such real property except where the cessation of such use and operation could not reasonably be expected to have a Material Adverse Effect.

(r) ERISA.

(i) Except for events occurring after the date of this Agreement as disclosed to the Administrative Agent in writing (none of which, singly or in the aggregate, could reasonably be expected to have a Material Adverse Effect or result in an aggregate liability to the Borrower, any Guaranteeing Subsidiary or any ERISA Affiliate, greater than U.S. $15,000,000) the Borrower, each Guaranteeing Subsidiary and each ERISA Affiliate is in compliance in all material respects with the applicable provisions of ERISA and the regulations and published interpretations thereunder with respect to all Pension Plans.

(ii) The Unfunded Liability under all Pension Plans (excluding in such computation Pension Plans with no Unfunded Liabilities) is not greater than U.S. $15,000,000.

(iii) No steps have been taken to terminate any Pension Plan and there is no accumulated funding deficiency (within the meaning of section 412 of the Code) with respect to any Pension Plan and no condition exists or event or transaction has occurred with respect to any Pension Plan that has resulted in the Borrower, a Guaranteeing Subsidiary or an ERISA Affiliate incurring any liability, fine or penalty that has not been satisfied, or that could reasonably be expected to result in such entity incurring any material liability, fine or penalty, in the aggregate amount exceeding U.S. $15,000,000.

(iv) No Multi-employer Plan is in reorganization (within the meaning of section 4241 of ERISA) or is insolvent (within the meaning of section 4245 of ERISA) and neither the Borrower, a Guaranteeing Subsidiary nor an ERISA Affiliate has withdrawn from a Multi-employer Plan in a complete or partial withdrawal, which reorganization, insolvency or complete or partial withdrawal has resulted in an unsatisfied liability for any such entity, or that could reasonably be expected to result in a liability for any such entity, in the aggregate amount exceeding U.S. $15,000,000 and no condition exists that, if continued, could reasonably be expected to result in such a complete or partial withdrawal with such result.

(s) Credit Ranking Pari Passu. All of the indebtedness of the Borrower owing to the Lenders created under or pursuant to the Credit Documents ranks pari passu or senior to all other indebtedness, liabilities and obligations of the Borrower except for indebtedness, liabilities and obligations which are secured by Liens which are Permitted Liens.

Section 8.02 Representations and Warranties

The representations and warranties set out in Section 8.01 will be deemed to be repeated by the Borrower:

(a) as of the date of each request for Accommodation by the Borrower; and

(b) at the end of each Fiscal Quarter of the Borrower;

except to the extent that the Borrower has advised the Administrative Agent of a variation in any such representation or warranty and if such variation in the opinion of the Required Lenders, acting reasonably, is material to the property, liabilities, affairs, business or operations of the Borrower and its Subsidiaries, taken as a whole, the Required Lenders have approved of such variation and except to the extent the Lenders have waived non-compliance with any covenant or obligation that is the specific subject matter of the representation and warranty. For clarity, representations or warranties that are specific to a specified earlier date shall be repeated as of such specified date.

ARTICLE NINE
COVENANTS

Section 9.01 Affirmative Covenants

So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Required Lenders (or such greater threshold as may be specifically provided for elsewhere in this Agreement), the Borrower covenants and agrees as follows:

(a) Punctual Payment. The Borrower promises to punctually pay to the Administrative Agent and each Lender when due, all amounts owing by it to the Administrative Agent or such Lender, as the case may be, pursuant to or in respect of this Agreement and the other Credit Documents, whether for principal, interest, fees or otherwise, on the dates and in the manner provided by this Agreement and the other Credit Documents, without set-off or deduction of any kind.

(b) Perform Covenants. The Borrower agrees to diligently observe and perform, and cause each of the other Credit Parties that is one of its Subsidiaries to diligently observe and perform, all of their respective covenants, agreements and obligations, arising out of the Credit Documents.

(c) Maintain Existence. The Borrower agrees to do or cause to be done, and will cause each of the other Credit Parties to do or cause to be done, all things necessary to maintain and preserve their respective existence, and to permit or enable them to comply with all obligations under the Credit Documents, except as otherwise permitted pursuant to Section 9.02(f) and provided that the Borrower may permit any of its Subsidiaries that are Credit Parties to be wound up, liquidated or dissolved if the remaining property of such Credit Party is distributed to the Borrower, another Credit Party or a Subsidiary and if the Subsidiary being wound up, liquidated or dissolved was a Guaranteeing Subsidiary and another Subsidiary obtained the remaining property then such Subsidiary shall, at the request of the Administrative Agent, provide a Guarantee and shall thereafter be a Guaranteeing Subsidiary.

(d) Conduct of Business. The Borrower agrees to continuously carry on and conduct, and cause each of the other Credit Parties to continuously carry on and conduct, its business in a proper and efficient manner and to maintain and preserve, and cause each of the other Credit Parties to maintain and preserve, all of its material properties and assets, including equipment incidental thereto, necessary for the proper conduct of its business in reasonable repair and functional working order (reasonable wear and tear excepted). The Borrower agrees to comply, and cause its Subsidiaries to comply, in all material respects, with each agreement that creates a Permitted Lien and requires compliance therewith by the Borrower or its Subsidiary, as the case may be, so as to avoid the occurrence of a Material Adverse Effect.

(e) Payment of Preferred Claims. The Borrower shall, and shall cause each Subsidiary to pay or cause to be paid when due all amounts related to wages, workers' compensation obligations, government royalties or pension fund obligations and any other amount which may result in a Lien against the assets of any Credit Party arising under Applicable Law except when and so long as such amounts are in good faith being contested by a Credit Party and for which adequate reserves are being maintained and the aggregate total sum of all such amounts does not exceed Cdn. $25,000,000 (or the Equivalent Amount in foreign currency or currencies).

(f) Legal Requirements. The Borrower agrees to comply on a timely basis, and cause its Subsidiaries to comply on a timely basis, with Applicable Laws, the non- compliance with which would have a Material Adverse Effect and, when requested from time to time by the Administrative Agent, acting reasonably, to deliver to the Administrative Agent evidence of such compliance where such evidence is reasonably available or obtainable.

(g) Payment of Taxes. The Borrower agrees to pay, and cause each of its Subsidiaries to pay, or cause to be paid all Taxes (except for those which are immaterial), levied, assessed or imposed on any of them or all or any part of their property as and when the same become due and payable; provided that it may withhold or contest the payment of any such Taxes if acting in good faith and either adequate reserves have been maintained therefor or such Taxes do not constitute a Lien.

(h) Inspection. The Borrower agrees to permit, and cause each other Material Party to permit, the Administrative Agent and/or any of the Lenders and a reasonable number of their respective designated representatives, on reasonable notice during normal business hours to enter on and inspect any Material Party's real or personal property. The Administrative Agent and the Lenders shall conduct such an inspection not more than once in any consecutive twelve month period. Notwithstanding the preceding sentence, there shall be no restriction on the number of inspections following the occurrence and continuance of an Event of Default or if the Administrative Agent or a Lender has reason to believe that an Event of Default exists. Upon receipt of reasonable notice, the Borrower shall use its reasonable efforts to provide access to the Administrative Agent and/or any Lender to any premises of any Material Party in a manner and at times that are convenient for such Material Party and to ensure such access will not be unduly disruptive to the business of such Material Party. All Persons who so obtain access shall comply with the general policies and procedures of the applicable Material Party, if any, applicable to all visitors to its premises. The parties agree that so long as no Event of Default has occurred and is continuing or the inspection of any Material Party's real or personal property is not for the purposes of determining whether there exists an Event of Default, the costs and expenses of the inspection of any Material Party's real or personal property incurred by any Lender shall be for the account of such Lender; provided however, that if the Lenders have inspected such property to determine if an Event of Default exists or have inspected such property at any time an Event of Default is subsisting, the Borrower shall pay all reasonable costs and expenses of each Lender and the Administrative Agent in carrying out any and all such inspections.

(i) Books and Records. The Borrower agrees to keep, and cause each other Material Party to keep, accurate books and records in which full, true and correct entries in accordance with GAAP and all Applicable Laws shall be made of all of their respective dealings and transactions and to permit, and cause each other Material Party to permit, the Administrative Agent, the Lenders and their respective officers, employees, agents and representatives at all reasonable times to examine and copy the books and records of each of the Material Parties.

(j) Appointment of Consultants. At any time when an Event of Default is subsisting, the Borrower agrees that it will allow, and cause its Subsidiaries and the other Credit Parties to allow, the Administrative Agent on behalf of the Lenders to appoint consultants or agents to complete audits or to report on any matter as may be deemed necessary by the Administrative Agent on behalf of the Lenders (or any one of them). All reasonable costs and expenses of such consultants or agents shall be paid in accordance with Section 9.01(r).

(k) Reporting. The Borrower agrees to provide, or cause to be provided, to the Administrative Agent, on behalf of the Lenders, in form satisfactory to the Administrative Agent:

(i) as soon as practicable but in any event no later than 90 days after the end of each Fiscal Year, the annual audited consolidated financial statements of the Borrower (including all notes to such financial statements) for such Fiscal Year;

(ii) as soon as practicable but in any event no later than 90 days after the end of each Fiscal Year, a consolidated business plan, in a form consistent with the Borrower's consolidated business plan for its Fiscal Year ending 2005 and otherwise satisfactory to the Administrative Agent, acting reasonably, covering a two-year period that includes the immediately following Fiscal Year (commencing with the 2006 Fiscal Year) and which will include cash flow projections (including Capital Expenditures), statement of assumptions and goals and descriptive explanation;

(iii) within 60 days following the end of the first three Fiscal Quarters of each Fiscal Year, the quarterly unaudited consolidated financial statements of the Borrower (and any notes to such financial statements) for such Fiscal Quarter, and the portion of such Fiscal Year through the end of such Fiscal Quarter;

(iv) within 60 days following the end of the first three Fiscal Quarters of each Fiscal Year, and as soon as practicable following the end of each Fiscal Year but in any event no later than 90 days after the end of such Fiscal Year, a certificate by the chief financial officer, vice president - finance, treasurer or controller of the Borrower, substantially in the form of the certificate attached as Schedule 8 (the "Compliance Certificate") certifying, inter alia:

(A) that as of the end of such Fiscal Quarter, no Default or Event of Default had occurred and is continuing, except as specifically noted therein;

(B) the ratio of Total Debt to Total Capitalization as at the end of such Fiscal Quarter based on Debt and Total Capitalization as of the end of such Fiscal Quarter together with supporting detail showing the calculation thereof;

(C) the Interest Coverage Ratio as at the end of such Fiscal Quarter based on the period of such Fiscal Quarter and the immediately preceding Fiscal Quarter together with supporting detail showing the calculation thereof;

(D) the Applicable Loan Spread, the Applicable Stamping Fee and the Applicable Standby Fee Rate based on the ratio of Total Debt to Total Capitalization described in sub-paragraph 0 above;

(E) a list of all Material Subsidiaries of the Borrower at the end of each Fiscal Year;

(v) all such other information with respect to the Credit Parties, their respective Subsidiaries and/or their respective property and assets (including, without limitation, information relating to compliance with Environmental Laws and any environmental clean up or damage) which may be requested from time to time by the Administrative Agent, acting reasonably, and which is available to the Credit Parties or such Subsidiaries.

All financial statements will be prepared on a consolidated basis and in accordance with GAAP (subject to year-end audit adjustments in the case of unaudited financial statements) and will include a balance sheet, an income statement, a statement of retained earnings, a statement of cash flows and such other statements as may be required by GAAP. Audited financial statements required to be delivered pursuant to this Agreement will be complete and accompanied by a report of an independent auditor confirming that the audit was conducted in accordance with generally accepted auditing standards and confirming that, in the auditor's opinion, such financial statements present fairly in all material respects the consolidated financial position of the Borrower at the relevant date and the consolidated results of its operations and the consolidated changes in its financial position for the relevant period in accordance with GAAP (or such other similar opinion language approved of by the Canadian Institute of Chartered Accountants from time to time). The Borrower may, in lieu of providing paper copies of the financial statements referred to in clauses (i) and (iii) above to the Administrative Agent, file such financial statements on SEDAR and notify the Administrative Agent that such filing has taken place.

(l) Notice of Certain Events. The Borrower shall promptly notify the Administrative Agent whenever it learns of:

(i) the occurrence of a Default or an Event of Default; or

(ii) any event or circumstance that has, or so far as the Borrower can reasonably foresee, will have, a Material Adverse Effect;

together with a detailed statement by a Responsible Officer of the steps being taken to cure or prevent, and the effect of, such event, circumstance, acceleration, default or demand, as the case may be.

(m) ERISA Reporting. The Borrower shall promptly, and in any event, within thirty days after a Responsible Officer becomes aware of any of the following, deliver to the Administrative Agent a written notice setting forth the nature thereof and the action, if any, that the Borrower, a Guaranteeing Subsidiary or an ERISA Affiliate proposes to take with respect thereto:

(i) with respect to any Pension Plan, any reportable event, as defined in section 4043(c) of ERISA and the regulations thereunder, for which notice thereof has not been waived pursuant to such regulations as in effect on the date hereof; or

(ii) the taking by the PBGC of steps to institute, or the threatening in writing by the PBGC of the institution of, proceedings under section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan, or the receipt by the Borrower, a Guaranteeing Subsidiary or any ERISA Affiliate of a notice from a Multiemployer Plan that such action has been taken by the PBGC with respect to such Multiemployer Plan; or

(iii) any event, transaction or condition that results in the incurrence of any liability by the Borrower, a Guaranteeing Subsidiary or any ERISA Affiliate pursuant to Title I or IV or ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, or in the imposition of any Lien on any of the rights, properties or assets of the Borrower, a Guaranteeing Subsidiary or any ERISA Affiliate pursuant to Title I or IV of ERISA or such penalty or excise tax provisions, if such reportable event, proceedings, liability or Lien, taken together with any other such reportable events, proceedings, liabilities or Liens then existing, could reasonably be expected to have a Material Adverse Effect.

(n) Insurance. The Borrower agrees to obtain and maintain, and cause each of the other Material Parties which is one of its Subsidiaries to obtain and maintain, in accordance with prudent business practice standards, all necessary insurance with respect to the improvements, facilities and all other real and personal property of each of the Material Parties which are of an insurable nature and which are usually insured by companies operating generally similar properties and businesses.

(o) Environmental Matters. The Borrower agrees to notify the Administrative Agent promptly on the Borrower or any of its Subsidiaries becoming aware of:

(i) any civil, criminal or regulatory proceedings or investigations which will, in the aggregate, give rise to a claim in excess of Cdn.$25,000,000 (or the Equivalent Amount in any other currency or currencies) with respect to any Environmental Law or laws relating to occupational health and safety, including without limitation, any action request, control order, stop order or violation, notice or breach of any certificate, approval, permit, consent, order or direction concerning the installation or operation of any machinery, equipment or facility constituting the real or personal property of the Borrower or any of its Subsidiaries, or concerning any structure, activity or facility on or in the real property of the Borrower or any of its Subsidiaries; or

(ii) any Release from the real property of the Borrower or any of its Subsidiaries into the Natural Environment that the Borrower or Subsidiary is required to report to any Governmental Authority pursuant to Applicable Law and which could reasonably be expected to give rise to a claim in excess of Cdn.$10,000,000 (or the Equivalent Amount in other currency or currencies).

(p) Environmental Remedies. The Borrower agrees that it will clean-up, remedy and/or take such other action, and will cause its Subsidiaries to clean-up, remedy and/or take such other action, as may be required by Environmental Laws, with respect to any Release of Contaminant (other than Releases which are of an immaterial nature) from any of their properties or caused by it or them with due diligence and will comply with, and will cause its Subsidiaries to comply with, any orders issued by any Governmental Authority with respect to the Natural Environment.

(q) No Environmental Damage. The Borrower agrees that it will at all times, and cause its Subsidiaries to at all times, comply in all material respects with, all Environmental Laws and laws relating to occupational health and safety and avoid becoming, and cause its Subsidiaries to avoid becoming, the subject of any civil, criminal, regulatory proceeding or governmental or regulatory investigation with respect to Environmental Law or laws relating to occupational health and safety; provided, however, should such non-compliance occur or proceeding or investigation be commenced, the Borrower shall be deemed to be in compliance with this covenant so long as no Material Adverse Effect or material impairment of the ability of the Borrower to perform its obligation to the Lenders under the Credit Documents occurs and the Borrower or its Subsidiaries are taking all commercially reasonable steps and appropriate proceedings to resolve such non-compliance, proceeding or investigation.

(r) Expenses. Except as specifically otherwise provided in this Agreement, the Borrower agrees to promptly pay all reasonable fees and disbursements (including goods and services tax) incurred or paid (i) by the Administrative Agent in connection with the preparation, negotiation, execution, delivery, maintenance, administration, amendment and enforcement, of the Credit Documents and any and all other documents contemplated by any Credit Document and the initial syndication of the total Revolving Commitment of the Lenders under the Credit, and including, without limitation, all court costs and all reasonable fees and disbursements of lawyers (on a solicitor and his own client basis), auditors, consultants, accountants and environmental auditors and investigators and (ii) by any Lender in connection with the enforcement of the Credit Documents after the occurrence and during the continuance of an Event of Default. The Administrative Agent will be entitled (but not obligated) at any time and from time to time to pay or satisfy any liability or obligation of the Borrower to any Lender pursuant to any Credit Document or any document contemplated by a Credit Document if the same has become due and has not been paid as required pursuant to the terms of this Agreement, and the Borrower will, on request by the Administrative Agent, promptly reimburse the Administrative Agent for all amounts expended, advanced or incurred by the Administrative Agent to satisfy such liability or obligation or to enforce the rights of the Administrative Agent or any Lender pursuant to any Credit Document.

If the Administrative Agent or any Lender has paid any expense for which, pursuant to any provision of this Agreement, it is entitled to reimbursement from the Borrower by reason of the Borrower's liability for such expense (which the Administrative Agent and each Lender is hereby authorized to do by the Borrower, without notice if an Event of Default has occurred and is continuing, or on five days prior notice in other cases), such expense shall bear interest, in the case of any expense paid in Cdn. Dollars, at the rate which is then applicable to a Prime Rate Loan and, in the case of any expense paid in U.S. Dollars, at the rate which is then applicable to a U.S. Base Rate Loan, and all such expenses with interest shall be payable on demand.

(s) Further Assurances. The Borrower agrees that it will, at its own expense (except with respect to any defects caused by the Administrative Agent or the Lenders) and promptly at the request of the Administrative Agent, cure or cause to be cured all defects in the content, execution and delivery of any Credit Document, and any other document arising from the Credit Documents. The Borrower further agrees that it will, at its own expense, promptly execute and deliver to the Administrative Agent, or cause to be executed and delivered to the Administrative Agent, on request by the Administrative Agent, all such other and further documents, agreements and instruments necessary to satisfy the obligations of the Credit Parties under the Credit Documents or under any of the documents arising from the Credit Documents.

(t) Fees. The Borrower shall pay to the Administrative Agent and each of the Lenders, as applicable, all fees payable from time to time by the Borrower to such Person under any of the Credit Documents.

(u) Unrestricted Subsidiaries. The Borrower shall ensure that the book value of the assets of all of the Unrestricted Subsidiaries shall at no time be equal to or greater than that amount which equals 20% of the book value of the assets of the Borrower on a consolidated basis or that the aggregate gross revenues of the Unrestricted Subsidiaries shall not exceed 20% of the Borrower's consolidated gross revenues.

(v) Guarantees. The Borrower shall cause, from time to time, each Subsidiary that becomes a Material Subsidiary and is not an Unrestricted Subsidiary to deliver to the Administrative Agent a Guarantee in form and substance satisfactory to the Agent along with legal opinions from counsel to such Subsidiary opining as to, inter alia, the enforceability of such Guarantee.

(w) Change of Control. Before any Person acquires beneficial ownership, control or direction of 50% or more of the issued and outstanding voting shares of the Borrower or any Person acting jointly or in concert with any other Person acquires beneficial ownership, control or direction of 50% or more of the issued and outstanding voting shares of the Borrower (any such event a "Change of Control") the Borrower shall by notice to the Administrative Agent offer to prepay all outstanding Accommodations before such Change of Control takes place and the following provisions shall apply:

(i) each Lender agrees to advise the Administrative Agent as to whether it wishes to accept such offer from the Borrower within 20 days of receipt of the aforesaid notice from the Borrower; provided, however, that any Lender that has not so advised the Administrative Agent within the time required shall be deemed to have accepted such offer to prepay its Accommodations;

(ii) in the event that Lenders holding more than 50% of the Revolving Commitments accept, or are deemed to accept, such offer then such offer shall be deemed to have been accepted by all of the Lenders notwithstanding any prior notice to the contrary; and

(iii) on or before the day such Change of Control takes place the Borrower shall prepay all Accommodations outstanding to each Lender who has accepted, or been deemed to accept, such offer of prepayment, together with all accrued interest, fees and other amounts then unpaid by the Borrower with respect to such Accommodations and the Credit, and the Revolving Commitments and Swing Line Commitment, if applicable, of such Lenders shall be automatically terminated at such time.

(x) Borrower Notes. The Borrower shall provide to the Administrative Agent a copy of each amendment, supplement or restatement to the Note Purchase Agreement as well as a copy of any Senior Debt Agreement and any amendment, supplement or restatement thereof.

Section 9.02 Negative Covenants

So long as this Agreement is in force, and except as otherwise permitted by the prior written consent of the Required Lenders (or such greater threshold as may be provided elsewhere in this Agreement), the Borrower covenants and agrees that it will comply, and where specifically referred to below will cause the other Credit Parties, Material Parties and its other Subsidiaries to comply, with each of the following covenants:,

(a) Additional Liens. Except for Permitted Liens, neither the Borrower nor its Subsidiaries. excluding Unrestricted Subsidiaries, shall grant or issue any Lien, or permit any Lien to exist, with respect to any of their respective property, assets or undertaking.

(b) Unrestricted Subsidiaries. The Borrower will not create, assume or incur any direct or indirect liability or obligations for any of the indebtedness, liabilities or obligations of any Unrestricted Subsidiary.

(c) No Material Change to Business. Except as provided for in Section 9.01(d), none of the Material Parties will make any material change in the nature of its business from that carried on at the date hereof.

(d) Limitation on Subsidiary Debt. Other than indebtedness and liabilities incurred pursuant to the Credit Documents, the Borrower shall not permit the aggregate of the indebtedness and liabilities of its Subsidiaries (but excluding Unrestricted Subsidiaries) for indebtedness and liabilities of the type set out in the definition of Total Debt to at any time exceed an amount which is equal to 10% of the Borrower's Shareholders' Equity at such time.

(e) Asset Disposals to Third Parties. The Material Parties and their Subsidiaries. excluding Unrestricted Subsidiaries, shall not transfer, sell or dispose of any assets (whether in one transaction or any series of transactions) except as follows:

(i) each Material Party may transfer, sell or dispose of assets to another Credit Party and each of its Subsidiaries that is not a Credit Party may transfer, sell or dispose of assets to the Borrower or any other Subsidiary of the Borrower;

(ii) each Material Party and its Subsidiaries may sell inventory in the ordinary course of its business;

(iii) each Material Party and its Subsidiaries may transfer, sell or dispose of accounts receivables on a revolving basis in an aggregate outstanding amount at any time during the term of this Agreement of Cdn. $100,000,000 (or the Equivalent Amount in foreign currency);

(iv) the Borrower and its Subsidiaries may, from time to time, on a consolidated basis, transfer, sell or dispose of any of its assets (other than transfers, sales or disposals referred to in clauses (i), (ii) and (iii) above) to any Person without the prior written consent of the Required Lenders at any time provided that:

(A) (x) for the term of this Agreement, the aggregate net book value of such assets does not exceed that amount which is equal to 30% of the net book value of all assets of any nature or kind (other than inventory) owned by the Borrower on a consolidated basis based on its most recently delivered quarterly financial statements (less any such sales or dispositions since the date of issuance of such financial statements), and (y) in any Fiscal Year of the Borrower, the aggregate net book value of such assets does not exceed that amount which is equal to 15% of the net book value of all assets of any nature or kind (other than inventory) owned by the Borrower on a consolidated basis based on its most recently delivered quarterly financial statements (less any such sales or dispositions since the date of issuance of such financial statements); and

(B) at the time of such sale or disposition, no Default or Event of Default exists and all representations and warranties deemed repeated pursuant to Section 8.02 are true and correct as of the date thereof, subject to such changes in the facts referred to therein as shall be permitted by this Article Nine or which shall have been waived by the Required Lenders.

(f) No Merger, Amalgamation or Consolidation. No Material Party will enter into any transaction (of any nature or kind whatsoever) whereby all or substantially all of its assets would become the property of any other Person or, in the case of any amalgamation, of the continuing company resulting therefrom, except that any Material Party may merge, amalgamate or consolidate with, or (except for the Borrower) wind up into, another Material Party or a wholly-owned Subsidiary of the Borrower, provided that:

(i) no Default or Event of Default has occurred and is continuing or would result from such merger, amalgamation or consolidation; and

(ii) the Borrower, the other Material Parties and the surviving entity have delivered such agreements and other documents, and the Administrative Agent and the Lenders have been provided with such legal opinions, as the Administrative Agent may reasonably require to confirm to the Administrative Agent and the Lenders the continued validity, enforceability and effectiveness of the Credit Documents.

Section 9.03 Financial Covenants

So long as this Agreement is in force, the Borrower:

(a) will ensure that the ratio of its Total Debt to Total Capitalization is not, as at the end of each Fiscal Quarter, greater than 52%. For the purpose of the calculation of the ratio of Total Debt to Total Capitalization under this Agreement, the calculation of

(A) Total Debt shall exclude (i) Debt in all Unrestricted Subsidiaries and (ii) the loan (up to a maximum amount of Cdn.$100,000,000) to Nordion Inc. made pursuant to the Facilities Development and Construction Funding Agreement and

(B) Total Capitalization shall exclude all Shareholders' Equity in Unrestricted Subsidiaries; and

(b) will ensure that its Interest Coverage Ratio is not, as at the end of each Fiscal Quarter, less than 3.0:1.0. For the purpose of the calculation of the Interest Coverage Ratio under this Agreement, the calculation of EBITDA and Interest Expense of the Borrower shall exclude the EBITDA and Interest Expense of all Unrestricted Subsidiaries.

ARTICLE TEN
EVENTS OF DEFAULT

Section 10.01 Events of Default

Any one or more of the following events will constitute an Event of Default hereunder:

(a) Default in Principal. If the Borrower fails to repay any indebtedness on account of principal under the Credit when due under this Agreement.

(b) Default in Interest, etc. If the Borrower fails to pay any interest, fees or other amount payable under any Credit Document (other than principal referred to in Section 10.01(a)) when due and such failure continues for three Business Days of the due date therefor.

(c) Defaults under Credit Documents. If a Credit Party defaults in the performance or observance of any term, condition or covenant contained in any Credit Document (other than any term, condition or covenant that is the subject of any other subsection of this Section 10.01) and, with respect to any covenant which is capable of being cured, such default continues for a period of twenty Business Days or more after written notice of such default has been delivered by the Administrative Agent to the Borrower (provided that the grace period may be abridged by the Administrative Agent with respect to any such covenant if, in its reasonable judgment exercised in good faith, it considers that the delay would impair any Guarantee).

(d) Representations and Warranties. If any representation, warranty or statement made in any Credit Document or any certificate or other document delivered to the Administrative Agent or any of the Lenders pursuant to this Agreement is untrue or incorrect in any material respect when made or when deemed to have been made and with respect to any untrue or incorrect representation or warranty that is capable of being cured, such inaccuracy or incorrectness continues for a period of twenty Business Days or more after written notice thereof by the Administrative Agent to the Borrower; provided that if on any date any representation or warranty is made or deemed made that no Default has occurred and is continuing and such representation or warranty is untrue or incorrect in any material respect when made or deemed to have been made, but the event or omission which constitutes such Default is remedied on or before the expiry of the applicable grace period for such Default before it becomes an Event of Default, then such untrue or incorrect representation or warranty shall not constitute an Event of Default.

(d) Default in Other Indebtedness. If (A) there shall be outstanding any amount or amounts owing in respect of indebtedness for borrowed money exceeding an aggregate of the lesser of (i) U.S. $25,000,000 (or the Equivalent Amount in any other currency or currencies) and (ii) the lowest cross default figure provided for in the Note Purchase Agreement or any other Senior Debt Agreement, which the Borrower and the other Material Parties shall have failed to pay when due and payable, or (B) if any amount or amounts exceeding an aggregate of the lesser of (i) U.S. $25,000,000 (or the Equivalent Amount in any other currency or currencies) and (ii) the lowest cross default figure provided for in the Note Purchase Agreement or any other Senior Debt Agreement, shall have become due and payable by, or could then be declared to be due and payable by, the Borrower and the other Material Parties prior to the stated maturity date thereof, or prior to the regularly scheduled date for payment thereof, as a result of any default or event of default (however described) or other failure by the Borrower and the other Material Parties to perform or observe any obligation or covenant; and in all such cases, such failure, default or event of default has not been remedied or cured within any applicable grace periods.

(e) Credit Documents. If any Credit Document or any material part thereof shall, at any time after its respective execution and delivery and for any reason, cease in any way to be in full force and effect or shall, at any time after its execution and delivery and for any reason, cease to be enforceable (other than any provision contained herein determined to be non-enforceable due to general principles of equity unless such provision, in the opinion of the Required Lenders, is material to the rights and remedies available to the Lenders under this Agreement), and in either such case each Credit Party to such Credit Document fails to take such remedial action as may be necessary to ensure that such Credit Document is in full force and effect and enforceable (other than any provision contained herein determined to be non-enforceable due to general principles of equity unless such provision, in the opinion of the Required Lenders, is material to the rights and remedies available to the Lenders under this Agreement) within the period of twenty Business Days after notice thereof from the Administrative Agent to the Borrower, or if the validity or enforceability of any Credit Document is disputed in any manner by any Credit Party.

(f) Winding-up etc. If an order is made or an effective resolution passed for the winding-up, liquidation or dissolution of a Material Party, except to the extent permitted under Section 9.02(f).

(g) Insolvency, etc.

(i) If the Borrower or any other Material Party is insolvent or commits an act of bankruptcy (as defined in the Bankruptcy and Insolvency Act (Canada)).

(ii) If the Borrower or any other Material Party makes a general assignment for the benefit of its creditors or institutes or consents to any proceedings seeking relief on its behalf as a debtor (in respect of its debts generally), or to adjudicate it as a bankrupt or insolvent, or seeking liquidation, winding-up, reorganization, arrangement, adjustment or composition of it or its debts or seeking the appointment of a receiver, manager, receiver and manager, liquidator, trustee, custodian, administrator or other similar official for it or for all or any substantial part of its property or assets, in each case, under any law relating to bankruptcy, insolvency, reorganization, or relief of debtors or if the Borrower or any other Material Party gives notice to the Administrative Agent or any Lender of its intention to do any of the foregoing.

(iii) If any proceedings are instituted against the Borrower or any other Material Party seeking to have an order for relief entered against it as debtor (in respect of its debts generally) or to adjudicate it as a bankrupt or insolvent, or seeking liquidation, winding-up, reorganization, arrangement, adjustment or composition of it or its debts or seeking the appointment of a receiver, manager, receiver and manager, liquidator, trustee, custodian, administrator or other similar official for it or for any substantial part of its property or assets, in each case, under any law relating to bankruptcy, insolvency, reorganization or relief of debtors, and such proceedings (A) are not being actively and diligently contested in good faith by the Borrower or such other Material Party or have not been discontinued or dismissed within 45 days or (B) have a Material Adverse Effect.

(iv) Notwithstanding Section 10.01(h)(iii), if any receiver, manager, receiver and manager, liquidator, trustee, custodian, administrator or other similar official with similar powers is appointed for the Borrower or for any Material Subsidiary, or of the Borrower's or any Material Subsidiary's property or any part thereof which in the opinion of the Required Lenders is a substantial part thereof.

(i) Encumbrances. If an encumbrancer or encumbrancers take possession of any property of the Material Parties the value of which in the opinion of the Required Lenders exceeds the aggregate amount of U.S.$25,000,000 (or the Equivalent Amount in any other currency or currencies), or if a distress or execution or any similar process is levied or enforced against any property of the Material Parties, the value of which in the opinion of the Required Lenders exceeds the aggregate amount of U.S.$25,000,000 (or the Equivalent Amount in any other currency or currencies), and such distress, execution or similar process remains unsatisfied for such period as would permit such property or any part thereof to be sold thereunder, provided that such possession or process has not been stayed and is not being contested in good faith by the applicable Material Party or Material Parties, as the case may be.

(j) Cease to carry on Business. If a Material Party ceases or threatens to cease to carry on in the ordinary course its business or a substantial part thereof, except to the extent permitted under Section 9.02.

(k) Qualified Auditor's Report. If any report of the Borrower's auditors contains any qualification that, in the opinion of the Required Lenders, acting reasonably and in good faith, relates to a matter that has a Material Adverse Effect.

(l) Reorganization. If any transaction occurs that is not expressly permitted by the terms of this Agreement (whether by way of reconstruction, reorganization, consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of any Material Party's undertaking, property and assets would become the property of any other Person or, in the case of any amalgamation, of the continuing company resulting therefrom.

(m) Control of Subsidiaries. Subject to the terms of Section 9.01(c), Section 9.02(e)(iv) and Section 9.02(f), if any Guaranteeing Subsidiary ceases at any time to be a direct or indirect wholly-owned Subsidiary of the Borrower.

(n) Pension Plans. (A) If there is any failure to make payment when due of all amounts (other than such amounts which are immaterial) which are required to be paid to any Pension Plan under the provisions of any such Pension Plan or Section 412 of the Code; (B) If any accumulated funding deficiency within the meaning of Section 412 of the Code occurs or exists, whether or not waived, with respect to any Pension Plan; (C) If the Unfunded Liability under all Pension Plans (excluding from such computation Pension Plans with no Unfunded Liabilities) is greater than U.S.$15,000,000; (D) if the Borrower, a Guaranteeing Subsidiary or an ERISA Affiliate enters into any transaction which has as its principal purpose the evasion of liability within the meaning of Section 4069 of ERISA; (E) (i) if any Pension Plan is terminated within the meaning of Title IV of ERISA, or (ii) if a trustee is appointed by an appropriate United States district court to administer any Pension Plan, or (iii) if the PBGC institutes proceedings to terminate any Pension Plan or to appoint a trustee to administer any Pension Plan, or (iv) if the Borrower, a Guaranteeing Subsidiary or an ERISA Affiliate shall withdraw (under Section 4063 of ERISA) from a Pension Plan; or (v) if the Borrower, a Guaranteeing Subsidiary or an ERISA Affiliate withdraws in a complete or partial withdrawal from any Multi-employer Plan; and as of the date of any event listed in subclauses (i) to (v) above or any subsequent date, either the Borrower, a Guaranteeing Subsidiary or an ERISA Affiliate has any liability (such liability to include, without limitation, any liability to the PBGC or to any other party under Section 4062, 4063, 4064 or 4201 of ERISA) resulting from or associated with any event listed in subclauses (i) to (v) above) in excess of U.S.$15,000,000; and any such event or events described in clauses (A) through (E) above, either individually or together with any other such event or events, could reasonably be expected to have a Material Adverse Effect.

(o) Judgments. If a judgment, or judgments (in each case which is no longer capable of being appealed) (or settlement or settlements are entered into in respect to any lawsuit, claim, action or otherwise) are obtained by any Person or Persons against the Borrower and/or any other Material Parties in the aggregate amount of U.S.$25,000,000 and such judgment or judgments (or settlement or settlements) are not satisfied or discharged within 30 days.

(p) Environmental. If the Borrower or any of its Subsidiaries are subject to any civil, criminal, regulatory proceeding and governmental regulatory investigation with respect to Environmental Laws which, individually or in the aggregate, have a Material Adverse Effect or materially impairs the ability of the Borrower to perform its obligations to the Lenders under the Credit Documents.

Section 10.02 Remedies

Upon the occurrence of any Event of Default, and at any time thereafter if the Event of Default shall then be continuing, the Administrative Agent upon written request by the Required Lenders shall take any or all of the following actions:

(a) by written notice to the Borrower declare all principal amounts of the outstanding Accommodation and all accrued interest, fees and other amounts owing hereunder to be, whereupon the same shall become, immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrower;

(b) by written notice to the Borrower declare the Credit and the Revolving Commitments of each Lender to be terminated, whereupon the same shall terminate immediately and the Lenders shall have no further obligation to make any Accommodation (including rollovers or continuations of any outstanding Accommodation) available to the Borrower under the Credit;

(c) enforce and sue on the Guarantees; and

(d) without limitation, exercise any other action, suit, remedy or proceeding authorized or permitted by the Credit Documents or by law or by equity.

Upon an Event of Default occurring under Section 10.01(h), or in the event of an actual or deemed entry of an order for relief with respect to any Credit Party under the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada), the Federal Bankruptcy Code (U.S.) or similar applicable laws in other jurisdictions:

(e) the obligation of the Lenders to make any further Accommodation (including, without limitation, any rollovers or continuations of any outstanding Accommodation) available to the Borrower shall automatically be terminated; and

(f) all indebtedness and liabilities of the Borrower to the Lenders shall automatically become due and payable.

Section 10.03 Benefit of Guarantee; Set-off: Sharing of Payments

(a) The Lenders agree that all payments received by the Lenders under the Credit Documents (except (A) interest and fees paid as required by this Agreement prior to the acceleration of any payment or the termination of the Credit and the Revolving Commitments of each Lender under the Credit pursuant to Section 10.02, (B) principal, interest and fees paid in respect of Swingline Loans as permitted by this Agreement prior to the acceleration of any payment or the termination of the Credit and the Revolving Commitments of each Lender under Section 10.02, (C) payments made in accordance with Article Five prior to the acceleration of any payment or the termination of the Credit and the Revolving Commitments of each Lender under the Credit pursuant to Section 10.02 and (C) any payment pursuant to (d)) are to be distributed to the Lenders based on their respective Pro Rata Shares under the Credit and each Lender agrees to take all such steps and actions as are reasonably required from time to time to give full effect thereto.

(b) All Guarantees shall be held for the benefit of all of the Lenders, and all proceeds from such Guarantees which are distributable to the Lenders shall be applied for the benefit of the Lenders based on their respective Pro Rata Shares under the Credit irrespective of any priority to which any Lender may otherwise be entitled in payment of all amounts of principal, interest, fees, costs and expenses owing to the Lenders or any of them under any Credit Document.

Notwithstanding, and in addition to, the foregoing or any other provision of this Agreement, if there shall exist at any time any amount payable by any Lender to any other Lender or the Administrative Agent pursuant to any provision of the Credit Documents, then such amount shall be taken into account when calculating, and an appropriate portion of such amount shall be paid from, any proceeds of Guarantees otherwise payable to such first Lender.

(c) The Borrower agrees that, upon the occurrence of an Event of Default, and at any time thereafter if the Event of Default shall then be continuing, in addition to (and without limitation of) any right of set-off, bankers' lien, counterclaim or other right or remedy that any Lender may otherwise have, each Lender shall be entitled, at its option, but subject to Section 10.03(d) to offset any and all balances held by it for the account of the Borrower at any of its offices or branches, in any currency, against any and all amounts owed by the Borrower to such Lender hereunder (regardless of whether any such balances are then due or payable to the Borrower), in which case such Lender shall promptly notify the Borrower and the Administrative Agent thereof; provided that such Lender's failure to give any such notice shall not affect the validity thereof. Any Person purchasing an interest in the obligations of the Borrower as contemplated by Section 13.01 may exercise all rights of set-off, bankers' lien, counterclaim or similar rights with respect to such interest as fully as if such obligations had been originally incurred to such Person and such Person were the holder thereof.

(d) Each Lender (a "Surplus Lender") that receives any payment (other than those referred to in parenthesis in Section 10.03(a)) or recovery from the property of any Credit Party in respect of any obligation of the Borrower to such Lender hereunder (whether by voluntary payment, by realization of any security held by such Lender, by exercise of the right of set-off or banker's lien, by counterclaim or cross action, by the enforcement of any of the Credit Documents, by reason of any priority afforded in any insolvency proceeding, or otherwise) in an amount which, relative to the corresponding amounts received by the other Lenders (the "Deficient Lenders"), is a greater proportion than the proportion that the Surplus Lender was entitled to receive on the basis of its Pro Rata Share under the Credit the Surplus Lender shall purchase for cash from the Deficient Lenders, without recourse, an interest in the obligations of the Borrower to the Deficient Lenders hereunder in such amount as shall result in a participation by all of the Lenders, based on their respective Pro Rata Shares under the Credit in the obligations of the Borrower (if requested by the Administrative Agent, such purchase shall be accompanied by an indemnity in favour of the Administrative Agent for any liability which the Administrative Agent may incur to any Governmental Authority in connection with any increased taxes for which the Borrower becomes liable pursuant to Section 6.03); provided, however, that if the Surplus Lender is thereafter required to relinquish all or any portion of such excess payment or recovery to any Person (other than to the Deficient Lenders as provided herein), such purchase shall be rescinded and the purchase price restored to the extent of such recovery, but without interest. The Administrative Agent, upon consultation with the applicable Lenders, shall have the power to settle any documentation required to evidence any such purchase or restoration and, if deemed advisable by the Administrative Agent, to execute any document as attorney for any Lender in order to complete any such purchase or restoration. The Borrower acknowledges that the foregoing arrangements are to be settled by the Lenders among themselves, and the Borrower expressly consents to the foregoing arrangements among the Lenders.

(e) Nothing contained in the Credit Documents shall require any Lender to exercise any right, or shall affect the right of any Lender to exercise and retain the benefits of exercising any right, with respect to any indebtedness or obligation of the Borrower existing otherwise than pursuant to the Credit Documents.

Section 10.04 Remedies Cumulative

The rights and remedies of the Administrative Agent and the Lenders under the Credit Documents are cumulative and in addition to and not in substitution for any rights or remedies provided by law or by equity.

Section 10.05 Appropriation of Moneys Received

Each Lender may from time to time when an Event of Default has occurred and is continuing, but subject to Section 10.03(d), appropriate any moneys received by it from the Credit Parties in or toward payment of such of the obligations of the Borrower or any other Credit Party under the Credit Documents as such Lender in its sole discretion may see fit.

Section 10.06 Non-Merger

The taking of a judgement or judgements or any other action or dealing whatsoever by the Administrative Agent or any Lender in respect of the Guarantees will not operate as a merger of any indebtedness or liability of the Borrower to the Administrative Agent or any of the Lenders or in any way suspend payment or affect or prejudice the rights, remedies and powers, legal or equitable, which the Administrative Agent or any Lender may have in connection with such liabilities and the surrender, cancellation or any other dealings with any security for such liabilities will not release or affect the liability of the Borrower under any of the Credit Documents.

ARTICLE ELEVEN
CONDITIONS PRECEDENT TO BORROWING

Section 11.01 Conditions Precedent to the Initial Borrowing Hereunder

No Lender shall be obliged to make available the first Accommodation under this Agreement unless:

(a) Except for any Swingline Loans, the Administrative Agent shall have received the relevant Notice of Availment.

(b) The Administrative Agent shall have received the guarantees referred to in Section 7.01 hereof.

(c) There shall exist no Default or Event of Default on the initial Borrowing Date and the applicable Borrowing would not result in the occurrence of a Default or an Event of Default, and the Borrower shall have delivered to the Administrative Agent a certificate of a senior officer of the Borrower to such effect.

(d) All representations and warranties contained in Article Eight shall be true on and as of the initial Borrowing Date with the same effect as if such representations and warranties had been made on and as of the initial Borrowing Date, and the Borrower shall have delivered to the Administrative Agent a certificate of a senior officer of the Borrower to such effect.

(e) The Administrative Agent and the Lenders shall have received a Compliance Certificate setting forth each of those matters referred to in Section 9.01(k)(iv).

(f) The Borrower shall have paid to the Administrative Agent the out-of-pocket fees, costs and expenses (including the fees and disbursements of all agents, consultants and legal counsel of the Administrative Agent) of which the Borrower has been advised are due and payable by it pursuant to this Agreement, a fee letter or a term sheet to the Administrative Agent on or prior to the Closing Date.

(g) All indebtedness owing pursuant to the Existing Bank Facilities shall be repaid and the Existing Bank Facilities shall be cancelled concurrent with the first Accommodation hereunder.

(h) The Borrower shall have paid to the Administrative Agent for the account of the Lenders the agreed upon arrangement fee for making the Credit available upon the terms and conditions of this Agreement.

(i) The following documents in form, substance and execution reasonably acceptable to the Lenders shall have been delivered to the Administrative Agent:

(i) a certificate from each Credit Party attaching, as applicable, its constating documents, by-laws and unanimous shareholder agreements (if any) of such Credit Party and certifying as to all corporate proceedings taken and required to be taken by each Credit Party to authorize the execution and delivery of the Credit Documents to which it is a party and the performance of the transactions by it contemplated in such Credit Documents;

(ii) a certificate of incumbency for each Credit Party setting forth specimen signatures of the individuals authorized to execute the Credit Documents to which it is a party;

(iii) a certificate of compliance/status/good standing for each Credit Party;

(iv) the opinion of Canadian or United States counsel, as applicable, for each of the Credit Parties;

(v) the opinion of Canadian and United States counsel for the Administrative Agent and the Lenders; and

(iv) such other documents relative to the Credit Documents and the transactions contemplated in the Credit Documents as the Administrative Agent and the Lenders may reasonably require.

Section 11.02 Conditions Precedent to All Borrowings

No Lender shall be obliged to make available any Accommodation (including, without limitation, any rollovers or continuations (other than continuations as Prime Rate Loans or U.S. Base Rate Loans) of any outstanding Accommodation) under the Credit unless:

(a) Except for Swingline Loans, the Administrative Agent shall have received the relevant Notice of Availment.

(b) There shall exist no Default or Event of Default on the applicable Borrowing Date and the Accommodation (including, without limitation, any rollovers or continuations of any outstanding Accommodation) provided would not result in the occurrence of a Default or an Event of Default, and the Borrower shall have delivered to the Administrative Agent, if so requested by the Administrative Agent, a certificate of a senior officer of the Borrower to such effect.

(c) The representations and warranties repeated pursuant to Section 8.02 shall be true on and as of the applicable Borrowing Date with the same effect as if such representations and warranties had been made on and as of the applicable Borrowing Date, and the Borrower shall have delivered to the Administrative Agent, if so requested by the Administrative Agent, a certificate of a senior officer of the Borrower to such effect.

(d) All conditions specified in Section 11.01, to the extent not previously satisfied for any reason, shall have been satisfied.

(e) If the proceeds of the Accommodation are to be used to fund an Acquisition in whole or in part, and the total purchase price of such Acquisition exceeds Cdn.$100,000,000, then:

(i) the nature of the business comprised in the Acquisition must be in a similar line of business to a business carried on by the Borrower and its Subsidiaries taken as a whole;

(ii) all approvals, permits and licenses from all applicable Governmental Authorities and third party contracting parties required to permit such Acquisition to take place have been obtained, except those approvals, permits and licenses which are immaterial to the business being acquired;

(iii) after giving pro forma effect to the Accommodation and the Acquisition the ratio of the Borrower's Total Debt to Total Capitalization shall be less than 47% unless the Lenders otherwise consent, such consent not to be unreasonably withheld;

(iv) the following documents in form, substance and execution reasonably acceptable to the Lenders shall have been delivered to the Administrative Agent at least three (3) Business Days before the Borrowing Date:

(A) a pro forma Compliance Certificate giving pro forma effect to the Accommodation and the Acquisition prepared as at the date of the last Compliance Certificate delivered to the Administrative Agent pursuant to Section 9.01(k) executed by a Senior Financial Officer of the Borrower; and

(B) a certificate of a Senior Financial Officer of the Borrower confirming the matters addressed in subclauses 0, 0 and 0 above; and

(v) in the event that the Borrower's debt rating is below BBB(low), any request for Accommodation in excess of $250,000,000 shall require the consent of the Required Lenders.

ARTICLE TWELVE
THE ADMINISTRATIVE AGENT

Section 12.01 Appointment of Administrative Agent

The Lenders hereby appoint CIBC to act as their administrative agent as specified in the Credit Documents and, except as may be specifically provided to the contrary in this Agreement, each of the Lenders irrevocably authorizes Canadian Imperial Bank of Commerce, as the agent of such Lender, to take such action on its behalf under or in connection with the Credit Documents and to exercise such powers under the Credit Documents as are delegated to the Administrative Agent by the terms of the Credit Documents and such other powers as are reasonably incidental to such powers which it may be necessary for the Administrative Agent to exercise in order that the provisions of the Credit Documents are carried out. The Administrative Agent may perform any of its duties under the Credit Documents by or through its agents. The Borrower shall not be concerned to enquire whether the powers which the Administrative Agent is purporting to exercise have become exercisable or otherwise as to the propriety or regularity of any other action on the part of the Administrative Agent, and accordingly insofar as the Borrower is concerned the Administrative Agent shall for all purposes of the Credit Documents be deemed to have authority from the Lenders to exercise the powers and take the actions which are in fact exercised and taken by it.

Section 12.02 Indemnity from Lenders

The Lenders severally agree to indemnify (on the basis of their respective Pro Rata Shares under the Credit) the Administrative Agent (to the extent that it is not promptly reimbursed by the Borrower on demand) from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgements, suits, costs, expenses or disbursements of any nature or kind whatsoever which may be imposed on, incurred by, or asserted against the Administrative Agent in its capacity as an agent under the Credit Documents which in any way relate to or arise out of the Credit Documents or any action taken or omitted by the Administrative Agent under the Credit Documents; provided that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgements, suits, costs, expenses or disbursements which result from the Administrative Agent's gross negligence or misconduct. Without limitation, each Lender agrees to reimburse the Administrative Agent promptly upon demand such Lender's Pro Rata Share under the Credit of out-of-pocket expenses (including the fees and disbursements of counsel) incurred by the Administrative Agent in connection with the preparation of the Credit Documents and the determination or preservation of any rights of the Administrative Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, the Credit Documents, to the extent that the Administrative Agent is not promptly reimbursed for such expenses by the Borrower on demand.

Section 12.03 Exculpation

The Administrative Agent shall have no duties or responsibilities except those expressly set forth in the Credit Documents. Neither the Administrative Agent nor any of its officers, directors, employees or agents shall be liable for any action taken or omitted to be taken under or in connection with the Credit Documents, unless such act or omission constitutes gross negligence or misconduct. The duties of the Administrative Agent shall be mechanical and administrative in nature. The Administrative Agent shall not have, by reason of the Credit Documents, a fiduciary relationship with any Lender and nothing in the Credit Documents, express or implied, is intended to or shall be construed as to impose upon the Administrative Agent any obligation except as expressly set forth in the Credit Documents. None of the Lenders shall have any duties or responsibilities to any of the other Lenders except as expressly set forth in the Credit Documents. The Administrative Agent shall not be responsible for any recitals, statements, representations or warranties in any of the Credit Documents or which may be contained in any other document subsequently received by the Administrative Agent or the Lenders from or on behalf of any Credit Party or for the authorization, execution, effectiveness, genuineness, validity or enforceability of any of the Credit Documents, and shall not be required to make any inquiry concerning the performance or observance by any Credit Party of any of the terms, provisions or conditions of any of the Credit Documents. Each of the Lenders severally represents and warrants to the Administrative Agent that such Lender has made and will continue to make such independent investigation of the financial condition and affairs of the Credit Parties as such Lender deems appropriate in connection with its entering into of any of the Credit Documents and the making and continuance of any Accommodation under this Agreement, that such Lender has and will continue to make its own appraisal of the creditworthiness of the Credit Parties and that such Lender in connection with such investigation and appraisal has not relied upon any information provided to such Lender by the Administrative Agent (other than material prepared by a Credit Party and distributed by the Administrative Agent to such Lender).

Section 12.04 Reliance on Information

The Administrative Agent shall be entitled to rely upon any writing, notice, statement, certificate, facsimile, telex or other document or communication believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons, and, with respect to all legal matters pertaining to the Credit Documents and its duties under the Credit Documents, upon the advice of counsel selected by it.

Section 12.05 Knowledge and Required Action

The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default (other than the non-payment of any principal, interest or other amount to the extent the same is required to be paid to the Administrative Agent for the account of the Lenders) unless the Administrative Agent has received notice from a Lender or the Borrower specifying such Default or Event of Default and stating that such notice is given pursuant to this Section. In the event that the Administrative Agent receives such a notice, it shall give prompt notice of the same to the Lenders, and shall also give prompt notice to the Lenders of each non-payment of any amount required to be paid to the Administrative Agent for the account of the Lenders. The Administrative Agent shall, subject to Section 12.06, take such action with respect to such Default or Event of Default as shall be directed by the Required Lenders in accordance with this Article Twelve; provided that, unless and until the Administrative Agent shall have received such direction the Administrative Agent may, but shall not be obliged to, take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interest of the Lenders; and provided further that the Administrative Agent in any case shall not be required to take any such action which it determines to be contrary to the Credit Documents or to any applicable law.

Section 12.06 Request for Instructions

The Administrative Agent may at any time request instructions from the Lenders with respect to any actions or approvals which, by the terms of any of the Credit Documents, the Administrative Agent is permitted or required to take or to grant, and the Administrative Agent shall be absolutely entitled to refrain from taking any such action or to withhold any such approval and shall not be under any liability whatsoever as a result thereof until it shall have received such instructions from the Required Lenders. No Lender shall have any right of action whatsoever against the Administrative Agent as a result of the Administrative Agent acting or refraining from acting under the Credit Documents in accordance with instructions from the Required Lenders. The Administrative Agent shall in all cases be fully justified in failing or refusing to take or continue any action under the Credit Documents unless it shall have received further assurances to its satisfaction from the Lenders of their indemnification obligations under Section 12.02 against any and all liability and expense which may be incurred by it by reason of taking or continuing to take such action, and unless it shall be secured in respect thereof as it may deem appropriate.

Section 12.07 Exchange of Information

The Borrower agrees that each Lender and the Administrative Agent may provide to the other such information concerning the financial position and property and operations of the Credit Parties and their Subsidiaries as, in the opinion of such Lender or the Administrative Agent, is relevant to the ability of each of the Credit Parties to fulfil its respective obligations under or in connection with the Credit Documents. Any such information provided to the Administrative Agent and the Lenders is confidential and shall be treated by the Administrative Agent and the Lenders as such.

Section 12.08 The Administrative Agent

With respect to its Revolving Commitments under the Credit, the Accommodation made available by it and the Credit Documents to which it is a party, CIBC shall have the same rights and powers under the Credit Documents as any other Lender and may exercise such rights and powers as though it were not the Administrative Agent, and the term "Lenders" shall, unless the context clearly otherwise indicates, include CIBC in its individual capacity as a Lender. It is understood and agreed by all of the Lenders that CIBC may from time to time accept deposits from, lend money to, and generally engage in banking, securities, advisory or related businesses with the Credit Parties and their Subsidiaries otherwise than as a Lender under the Credit Documents and shall have no duty to account to any of the Lenders with respect to any such dealings.

Section 12.09 Resignation and Termination

If at any time:

(a) the Administrative Agent shall deem it advisable, in its sole discretion, it may deliver to each of the Lenders and the Borrower written notification of its resignation insofar as it acts on behalf of the Lenders pursuant to this Article Twelve; or

(b) the Administrative Agent is in default of any of its obligations under this Agreement and the Required Lenders shall deem it advisable, in their sole discretion, they may deliver to the Administrative Agent and the Borrower written notification of the termination of the Administrative Agent's authority to act on behalf of the Lenders pursuant to this Article Twelve, such resignation or termination to be effective upon the date of the appointment by the Required Lenders of a successor that shall assume all of the rights, powers, privileges and duties of the Administrative Agent under the Credit Documents, which appointment shall be promptly made from among the remaining Lenders and written notice of such appointment shall be given to the Borrower concurrently with such appointment. The Borrower shall have the right to approve any successor Administrative Agent to be appointed by the Required Lenders as provided for in this Section, provided that such approval shall not be unreasonably withheld. The resignation by the Administrative Agent where no appointment of a successor to the Administrative Agent has been made by the Required Lenders and approved by the Borrower shall be effective 30 days after the notification referred to above.

Section 12.10 Actions by Lenders

(a) Any approval (including without limitation any approval of or authorization for any amendment to any of the Credit Documents), waiver, consent, instruction or other expression of the Lenders hereunder may be obtained by an instrument in writing signed in one or more counterparts by the Required Lenders (which instrument in writing, for greater certainty, may be executed in counterpart as provided for in Section 13.10 and delivered by facsimile).

(b) Any approval (including without limitation any approval of or authorization or any amendment to any of the Credit Documents), waiver, consent, instruction or other expression of the Lenders under this Agreement may also be included in a resolution that is submitted to a meeting or adjourned meeting of the Lenders duly called and held for the purpose of considering the same as provided in this Section and shall be deemed to have been obtained if such resolution is passed by the affirmative vote representing not less than 66 2/3% of all the Revolving Commitments of the Lenders under the Credit. A meeting of Lenders may be called by the Administrative Agent and shall be called by the Administrative Agent upon the request of any three Lenders. Every such meeting shall be held at such reasonable place as the Administrative Agent may approve. At least seven days notice of the time and place of any such meeting shall be given to the Lenders and shall include or be accompanied by a draft of the resolutions to be submitted to such meeting, but the notice may state that such draft is subject to amendment at the meeting or any adjournment of the meeting. The Lenders who are present in person or by proxy at the time and place specified in the notice shall constitute a quorum. A Person nominated in writing by the Administrative Agent shall be chairman of the meeting. Upon every poll taken at any such meeting every Lender who is present in person or represented by a proxy duly appointed in writing (who need not be a Lender) shall be entitled to one vote in respect of each Cdn.$1.00 of its Revolving Commitments under the Credit. In respect of all matters concerning the convening, holding and adjourning of Lenders' meetings, the form, execution and deposit of instruments appointing proxies and all other relevant matters, the Administrative Agent may from time to time make such reasonable regulations not inconsistent with this subsection as it shall deem expedient and any regulations so made by the Administrative Agent shall be binding upon the Borrower, the Administrative Agent and the Lenders. A resolution passed pursuant to this subsection shall be binding upon all of the Lenders, and the Administrative Agent (subject to the provisions for its indemnity contained in this Agreement) shall be bound to give effect to such resolution accordingly.

(c) Subject to Section 12.10(d), any approval, waiver, consent, instruction or other expression so expressed by the Required Lenders shall be binding on all the Lenders and the Administrative Agent.

(d) Notwithstanding Section 12.10(a) and 0 and without affecting the rights of the Borrower under this Agreement, without the consent of all of the Lenders evidenced by an instrument in writing or, if all of the Lenders are present at a meeting of Lenders as aforesaid, by an affirmative vote of all of the Lenders, there shall be:

(i) subject to Section 2.02, no extension of the Revolving Period, or change in any other time for payment of, or subordination of any payment of, the principal of the outstanding Accommodations from time to time;

(ii) no amendment to, postponement of, or discharge (either in whole or in part) of, any of the Guarantees, save for the discharge of any Guarantee issued by a Credit Party whose shares are disposed of pursuant to, and in compliance with, the provisions of this Agreement (including, without limitation Section 9.02(e)) which the Administrative Agent shall do upon request by the Borrower;

(iii) no change to, or waiver given with respect to, the amount of the Revolving Commitment under the Credit of any Lender (except to the extent specifically provided in this Agreement);

(iv) no decrease to the amount or rate of, or change to the date or currency of payment of, or change to the manner of calculation of, any interest, Bankers' Acceptance fees or standby fees under this Agreement or subordination of the payment of any of the foregoing;

(v) no change to the requirement in Section 13.01(g) for the consent of all the Lenders to any assignment or transfer by the Borrower of all or any of its rights and obligations under any Credit Document;

(vi) no consent of the Lenders provided under, or amendment to, subsection (xviii) of the definition of "Permitted Liens";

(vii) no change to Section 5.02, Section 10.02 or Section 10.03 or this Section 12.10(d) or the definition of "Required Lenders";

(viii) no amendment to, or waiver of Section 13.01(a)(iii);

(ix) no consent of the Lenders to the use of the Credit for a Hostile Take-over Bid under Section 2.02.

(e) Notwithstanding Section 12.10(a) and (b), no change shall be made with respect to (i) the duties or liabilities of the Administrative Agent under any of the Credit Documents without the consent of the Administrative Agent or (ii) the rights or obligations of the Swingline Lender in its capacity as such without the consent of the Swingline Lender.

Section 12.11 Provisions for Benefit of Lenders Only

The provisions of this Article Twelve (other than the last sentence of Section 12.01, Section 12.07, the penultimate sentence of Section 12.09, and Section 12.10(c)), and relating to the rights and obligations of the Lenders and the Administrative Agent inter se shall be operative as between the Lenders and the Administrative Agent only, and the Borrower shall not have any rights under or be entitled to rely for any purposes upon such provisions.

ARTICLE THIRTEEN
MISCELLANEOUS

Section 13.01 Participations, Assignments and Transfers

(a) In addition to any transfer required by Section 10.03 to be made to any other Lender or required by Applicable Law to be made to any Person, a Lender may assign or transfer, or grant participations in, all or part of its rights and obligations in respect of any of its Revolving Commitment under the Credit, to such Persons, at such times and upon such terms as it may determine, in accordance with the following provisions:

(i) no such assignment or transfer shall be made to any Person at any time that an Event of Default is not continuing, without the prior written consent of the Borrower, which consent may not be unreasonably withheld (and for this purpose, if the Person to whom such assignment or transfer is to be made is a non-resident of Canada for the purposes of Part XIII of the Income Tax Act (Canada), the Borrower shall be deemed to be acting reasonably should it withhold its consent to such assignment or transfer by reason of such fact alone). For greater certainty, the foregoing condition shall not apply at any time when an Event of Default has occurred and is continuing;

(ii) the assigning or transferring Lender (the "Assignor") shall obtain from the Lender to which the assignment or transfer is being made (the "Assignee") an undertaking of the Assignee, addressed to the parties to this Agreement (as such parties may be constituted at such time) and substantially in the form of Schedule 9 (the "Undertaking"), whereby the Assignee agrees to be bound by this Agreement in the place and stead of the Assignor to the extent of the rights and obligations of the Assignor in respect of the amount of its Revolving Commitments under the Credit that has been assigned or transferred to the Assignee;

(iii) the Borrower agrees that such assignment or transfer shall be effective upon the date provided in the assignment or transfer agreement between the Assignor and the Assignee (but in no event earlier than the date that the relevant Undertaking is delivered by the Assignee to the Administrative Agent and the Borrower) ("Transfer Date"), and the Assignee shall thereafter be and be treated as a Lender for all purposes of the Credit Documents and shall, to the extent of the rights and obligations assigned or transferred to it by the Assignor, be entitled to the full benefits and subject to the full obligations of the Assignor under the Credit Documents to the same extent as if the Assignee were an original party in respect of the rights and obligations assigned or transferred to it, and the Assignor shall be released and discharged accordingly from all such rights and obligations so assigned and transferred to the Assignee under or pursuant to the Credit Documents from and after the Transfer Date;

(iv) the Administrative Agent shall notify the Borrower and the other Lenders of the identity of the Assignee and the rights and obligations assigned or transferred to the Assignee immediately after the assignment or transfer shall have become effective, and shall prepare and distribute to the Lenders and the Borrower, an amendment to Schedule 1, reflecting the adjustments to the Revolving Commitments of the Assignor under the Credit and the Revolving Commitments of the Assignee under the Credit resulting from such transfer or assignment (which Schedule shall, effective as of such time, be automatically so amended without the requirement for any written acknowledgements or consents from, or any other actions by, any of the parties to this Agreement), and the Borrower shall promptly execute and deliver such assurances as may be reasonably requested by the Administrative Agent to confirm any of the matters provided for in this Section including, without limitation, the release and discharge provided for in clause (iv) of this subsection (a);

(v) the Assignee shall be entitled to receive all principal, interest and other amounts owing under this Agreement in respect of any Accommodation that is included in the assignment or transfer as aforesaid free from all equities or rights of set-off or counterclaim between the Borrower and the Assignor and any intermediate assignee or transferee or other Person entitled thereto, and all Persons may act accordingly;

(vi) the minimum amount of any assignment or transfer which is less than the whole Revolving Commitment of the Assignor under the Credit shall be Cdn.$5,000,000; and

(vii) the Assignor shall pay to the Administrative Agent at the time of any such assignment or transfer an administration fee of Cdn.$3,000 for each Assignee relative to each such assignment or transfer.

(b) The Borrower and the Lenders consent to each and every assignment or transfer which may be made on or after the date of this Agreement pursuant to this Section, and to the release and discharge of each Assignor in accordance with paragraph 0 above.

(c) Each Assignee shall be deemed to have confirmed to the Administrative Agent and the Lenders that it has received a copy of this Agreement together with such other documents and information as it has deemed appropriate to make its own credit analysis and decision to acquire such of the rights and obligations of the Assignor as have been assigned or transferred to it, and each Assignee agrees that, independently and without reliance upon the Administrative Agent, the Assignor or any other Lender and based on such documents and information as it shall deem appropriate at the time, it will continue to make its own credit decisions in taking or not taking actions under this Agreement, and further agrees that it will perform in accordance with their terms all of the obligations which by the terms of the Credit Documents are required to be performed by it as a Lender.

(d) Any grant, assignment or transfer pursuant to this Section will not constitute a repayment by the Borrower to the granting Lender or to the Assignor, as the case may be, of any Accommodation included in such assignment or transfer, nor a new advance of such Accommodation to the Borrower by the grantee or by the Assignee, as the case may be, and the parties acknowledge that the Borrower's obligations under this Agreement with respect to any assigned or transferred Accommodation will continue and not constitute new obligations.

(e) The Lenders and the Administrative Agent may, with the prior consent of the Borrower (such consent not to be unreasonably withheld), disclose on a confidential basis (and subject to the execution of a confidentiality agreement) to a potential transferee or assignee such information concerning the Credit Parties and their Subsidiaries as the Administrative Agent or any Lender may consider to be appropriate in connection therewith. Such consent of the Borrower shall not be required following the occurrence of an Event of Default which is continuing.

(f) If an Assignee is a non-resident person for the purposes of Part XIII of the Income Tax Act (Canada) (a "Non-Resident") and such assignment was made when an Event of Default does not exist, the Borrower shall not be obligated to increase any of its payments to such Assignee as required under Section 6.03 or Section 6.05 if such increase arises as a consequence of the Assignee being a Non-Resident. If an assignment is made when an Event of Default does not exist, the Assignee shall not be entitled to receive any greater increased costs pursuant to Section 6.03 than that which the Assignor would have been entitled to receive at the time of the assignment although this shall not preclude or restrict the Assignee from receiving payment for additional or new increased costs that arise and become due subsequent to the assignment. For certainty, if a Non-Resident is granted a participation when an Event of Default does not exist in all or part of the rights and obligations of a Lender's Revolving Commitment under the Credit, the Borrower shall not be obliged to increase any of its payments pursuant to under Section 6.03 or Section 6.05 if such increase arises as a consequence of the participant being a Non-Resident.

(g) The Borrower may not assign or transfer all or any of its rights or obligations under any Credit Document without the prior written consent of all of the Lenders.

(h) If at any time (i) any Lender becomes a "Non-extending Lender" as defined in Section 2.02, (ii) any Lender becomes a "Dissenting Lender" as defined in Section 2.02, (iii) any Lender becomes a defaulting Lender referred to in Section 2.04(c), (iv) the Borrower is not entitled to obtain any LIBOR Loan pursuant to Section 2.07 from any Lender, (v) any Lender ceases to be obligated to make any Accommodation of any specific type available under this Agreement pursuant to Section 2.10 or (vi) the Borrower becomes obligated to compensate any Lender for additional amounts pursuant to Section 6.03 (any such Lender referred to in subclauses (i) to (vi) inclusive, the "Affected Lender"), the Borrower may, on five Business Days prior written notice to the Administrative Agent replace the Affected Lender by causing the Affected Lender to (and the Affected Lender shall be obligated to) assign and transfer its rights and obligations under the Credit Documents pursuant to paragraph (a) to another Lender which has agreed to accept such assignment and transfer or to another Person identified by the Borrower that is acceptable to the Administrative Agent, acting reasonably and in good faith (the "Replacement Lender") for a purchase price equal to the Accommodations owing to the Affected Lender, including all accrued interest, fees and other amounts payable hereunder in relation thereto; provided that (A) neither the Administrative Agent nor any Lender shall have any obligation to the Borrower to find a Replacement Lender and (B) in no event shall the Affected Lender be required to pay or surrender to such Replacement Lender any of the principal, interest, fees or other amounts received by the Affected Lender pursuant to this Agreement before such assignment and transfer takes place.

Section 13.02 Waiver

No delay on the part of the Administrative Agent or any Lender in exercising any right or privilege under any Credit Document shall operate as a waiver of such right or privilege, and no waiver of any Default or Event of Default shall operate as a waiver of such Default or Event of Default unless made in writing and signed by an authorized officer of the Administrative Agent. No written waiver shall preclude the exercise by the Administrative Agent or any Lender of any right, power or privilege under any Credit Document other than in respect of the specific action or inaction covered by such waiver and strictly in accordance with the terms of such waiver, or extend to or apply to any other Default or Event of Default. No Lender shall be deemed to have waived, by reason of making available any Accommodation under this Agreement, any Default or Event of Default which has arisen by reason of any representation or warranty made or deemed to have been made in any Credit Document proving to be false or misleading.

Section 13.03 Further Assurances

The Borrower shall from time to time immediately upon request by the Administrative Agent do, make and execute, and cause each other Material Party to do, make and execute, all such documents, acts, matters and things as may be reasonably required by the Administrative Agent to give effect to the Credit Documents, and to any assignment or transfer permitted by Section 13.01.

Section 13.04 Notices

Any notice or communication to be given under this Agreement (other than telephone notice as specifically provided in this Agreement) may be effectively given by delivering the same at the addresses set out on the signature pages of this Agreement (or with respect to any Assignee pursuant to Section 13.01, to the address provided by such Assignee to the Borrower and the Administrative Agent) or by sending the same by facsimile or prepaid registered mail to the parties at such addresses. Any notice or communication so mailed shall be deemed to have been received on the fifth Business Day next following the mailing of such notice, provided that postal service is in normal operation during such time. Any notice or communication sent by facsimile or delivered shall be deemed to have been received on transmission or delivery if sent or delivered during normal business hours in the place of intended receipt on a Business Day and, if not, on the next Business Day following transmission or delivery. Any party may from time to time notify the other parties, in accordance with the provisions of this Section, of any change of its address which after such notification, until changed by like notice, shall be the address of such party for all purposes of this Agreement.

Section 13.05 Domicile of Accommodation

The Accommodation made available by each Lender shall be made and carried at the branch or office of such Lender where notices under this Agreement may be delivered from time to time pursuant to Section 13.04 provided that each Lender may make, carry or transfer the Accommodation made available by it from, at or to any other branch or office of such Lender in Canada or, following the occurrence and during the continuance of an Event of Default, anywhere outside Canada.

Section 13.06 Disclosure and Confidentiality

The Borrower authorizes the Administrative Agent and the Lenders and their respective agents, employees, auditors, advisors, consultants and legal counsel to share with each other all information possessed by any of them relating to any Credit Party or any of their respective Subsidiaries including, without limitation, any information relating to the business, operations, finances or prospects thereof; provided that each Person to whom such disclosure is made is bound by the same confidentiality obligations as the Administrative Agent or such Lender under the Credit Documents.

Each of the Lenders will maintain on a confidential basis (except as otherwise permitted under the Credit Documents or as required by Applicable Law or as requested by any Governmental Authority) all information relating to the Borrower and its Subsidiaries provided to it under the Credit Documents by the Borrower; provided, however, that this Section shall not apply to any information which (i) was lawfully in the public domain at the time of communication to such Lender, (ii) lawfully enters the public domain through no fault of such Lender subsequent to the time of communication to such Lender, (iii) was lawfully in such Lender's possession free of any obligation of confidence at the time of communication to such Lender, (iv) was lawfully communicated to such Lender free of any obligation of confidence subsequent to the time of initial communication to such Lender or (v) was communicated in connection with a proper exercise of the Lenders' remedies pursuant to the Credit Documents.

Section 13.07 Survival

All agreements, representations and warranties made in this Agreement shall survive the execution and delivery of this Agreement and the obtaining of Accommodation, and all indemnities set forth in this Agreement shall survive the repayment of all Accommodation and the termination of this Agreement.

Section 13.08 Quantities of Documents

The Borrower agrees to provide to the Administrative Agent sufficient quantities of all documents, reports, financial statements and other information required under the Credit Documents to be provided to the Administrative Agent so that there shall be copies for the Administrative Agent and each of the Lenders.

Section 13.09 Reproduction of Documents

All Credit Documents and all documents relating to any Credit Documents, including consents, waivers and modifications which may hereafter be executed, documents received by the Administrative Agent or the Lenders in connection with the negotiation of this Agreement and the making available of Accommodation, and financial statements, certificates and other information previously or hereafter furnished to the Administrative Agent or the Lenders, may be reproduced by the Administrative Agent or the Lenders by any photographic, photostatic, microfilm, micro-card, miniature photographic or other similar process and the Administrative Agent and the Lenders may destroy any original documents so reproduced. The Borrower agrees that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by the Administrative Agent or the Lenders in the regular course of business) and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

Section 13.10 Counterparts

This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

Section 13.11Benefit of Agreement

This Agreement shall be binding upon and enure to the benefit of the parties to this Agreement and their respective successors and permitted assigns.

IN WITNESS OF WHICH the parties to this Agreement have executed this Agreement as of the day and year indicated on the first page of this Agreement.

Address: 100 International Blvd. Toronto, Ontario M9W 6J6 Attention: Senior Vice-President, General Counsel and Corporate Secretary Facsimile: (416) 675-4095	MDS INC.
	By:	/s/ Peter D. Winkley
Name: Peter D. Winkley Title: Vice-President, Finance & Controller

Address: 161 Bay Street, 8th Floor BCE Place Toronto, Ontario M5J 2S8 Attention: Agency Officer Facsimile: (416) 956-3830	CANADIAN IMPERIAL BANK OF COMMERCE (in its capacity as Administrative Agent for the Lenders)
	By:	/s/ Tim Thomas
Name: Tim Thomas Title: Executive Director

	By:	/s/ Marc St-Onge
Name: Marc St-Onge Title: Executive Director

Address: 161 Bay Street, 8th Floor BCE Place Toronto, Ontario M5J 2S8 Attention: Director Facsimile: (416) 956-3816	CANADIAN IMPERIAL BANK OF COMMERCE (in its capacity as a Lender)
	By:	/s/ Tim Thomas
Name: Tim Thomas Title: Executive Director

	By:	/s/ Marc St-Onge
Name: Marc St-Onge Title: Executive Director

Address: Scotia Plaza 40 King Street West 62nd Floor Toronto, Ontario M5W 2X61 Attention: Director, Scotia Capital Corporate Banking - Consumer Products Facsimile: (416) 866-2828	THE BANK OF NOVA SCOTIA
By: /s/ Byron Kwan
Name: Byron Kwan Title: DIRECTOR

Address: 5th Floor, South Tower Royal Bank Plaza 200 Bay Street Toronto, Ontario M5J 2W7 Attention: Managing Director Facsimile: (416) 842-5321	ROYAL BANK OF CANADA
	By:	/s/ Mark Beck
Name: Mark Beck Title: Attorney-in-fact

Address: 200 Bay Street, Royal Bank Plaza South Tower, Suite 1800 Toronto, Ontario M5J 2J2 Attention: Lehong Zhang Facsimile: (416) 363-7574	JPMORGAN CHASE BANK, N.A., TORONTO BRANCH
	By:	/s/ Michael Bauer
Name: Michael Bauer Title: Vice-President

Address: Royal Bank Plaza, South Tower Suite 1700 Toronto, Ontario M5J 2J1 Attention: Facsimile: (416) 865-9511	BANK OF TOKYO - MITSUBISHI (CANADA)
	By:	/s/ Angelo Bisutti
Name: Angelo Bisutti Title: Senior Vice-President

	By:	/s/ John Clements
Name: John Clements Title: Senior Credit Analyst

Address: 70 York Street, 4th Floor Toronto, Ontario M5J 1S9 Attention:	HSBC BANK CANADA
	By:	/s/ Judi C Wood
Name: Judi C Wood Title: Managing Director
Facsimile: (416) 868-3817
By:
Name: Title:

Address: Suite 2700 200 Front Street West Toronto, Ontario M5V 3L2 Attention: Nelson Lam, Vice President Facsimile: (416) 349-4282	BANK OF AMERICA NATIONAL ASSOCIATION, CANADA BRANCH
	By:	/s/ Nelson Lam
Name: Nelson Lam Title: Vice President

With a copy to:

Bank of America, N.A.
One East Avenue
Rochester, New York 14638
M5K 1E6

Attention: Colleen M. O'Brien

Facsimile: (585) 546-9278

Address: 77 King Street West Suite 4400 P.O. Box 71 Royal Trust Tower, TD Centre Toronto, Ontario M5K 1N8 Attention: Vice-President	BNP PARIBAS (CANADA)
	By:	/s/ Colin Dickinson
Name: Colin Dickinson Title: Vice President Corporate Banking
Facsimile: (416) 947-5348
	By:	/s/ Don R. Lee
Name: Don R. Lee Title: Managing Director Corporate Banking

Address: TD Bank Tower 66 Wellington Street West 8th Floor Toronto, Ontario M5K 1A2 Attention: Vice President and Director	THE TORONTO-DOMINION BANK
	By:	/s/ Rohan Appadural
Name: Rohan Appadural Title: Vice-President & Director
Facsimile: (416) 944-5164
By:
Name: Title:

With a copy to:

McCarthy Tétrault LLP in the case of a notice to any Lender at the following address:

Suite 4700
Toronto Dominion Bank Tower
Toronto-Dominion Centre
Toronto, Ontario
M5K 1E6

Attention: Joel Scoler

Facsimile: (416) 868-0673

SCHEDULE 1
Revolving Commitments
Lender	Amount

Canadian Imperial Bank of Commerce	Cdn. [-----]
The Bank of Nova Scotia	Cdn. [-----]
Royal Bank of Canada	Cdn. [-----]
Bank of America, National Association, Canada Branch	Cdn. [-----]
JPMorgan Chase Bank, N.A., Toronto Branch	Cdn. [-----]
Bank of Tokyo - Mitsubishi (Canada)	Cdn. [-----]
HSBC Bank Canada	Cdn. [-----]
BNP Paribas (Canada)	Cdn. [-----]
The Toronto-Dominion Bank	Cdn. [-----]

SCHEDULE 2
Lenders

Canadian Imperial Bank of Commerce

The Bank of Nova Scotia

Royal Bank of Canada

JPMorgan Chase Bank, N.A., Toronto Branch

Bank of Tokyo - Mitsubishi (Canada)

HSBC Bank Canada

Bank of America, National Association, Canada Branch

BNP Paribas (Canada)

The Toronto-Dominion Bank

SCHEDULE 3
Guaranteeing Subsidiaries

MDS (Canada) Inc.

MDS (US) Inc.

MDS Pharma Services (US) Inc.

SCHEDULE 4
Permitted Liens

"Permitted Liens" shall mean:

(i) Liens for taxes, assessments or governmental charges or levies not at the time overdue or delinquent or the validity of which are being contested in good faith by appropriate proceeding and as to which reserves are being maintained in accordance with GAAP so long as forfeiture of any part of the property or assets of the Borrower or any of its Subsidiaries having an aggregate value exceeding Cdn.$10,000,000 will not result from the failure to pay such taxes, assessments or governmental charges or levies during the period of such contest;

(ii) the Lien of any judgement rendered or the Lien of any claim filed which is being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with GAAP so long as forfeiture of any part of the property or assets of the Borrower or any of its Subsidiaries having an aggregate value exceeding Cdn.$10,000,000 will not result from the failure to satisfy such judgement or claim during the period of such contest;

(iii) undetermined or inchoate Liens and charges incidental to then current construction operations which have not at such time been filed pursuant to law or which relate to obligations not due or delinquent or which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with GAAP so long as forfeiture of any part of the property or assets of the Borrower or any of its Subsidiaries having an aggregate value exceeding Cdn.$10,000,000 will not result from the failure to satisfy such Liens or charges during the period of such contest;

(iv) warehouseman's, repairers', storer's, carriers', landlords or similar Liens which have not at such time been filed pursuant to law or which relate to obligations not overdue or delinquent or which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with GAAP so long as forfeiture of any part of the property or assets of the Borrower or any of its Subsidiaries having an aggregate value exceeding Cdn.$10,000,000 will not result from the failure to satisfy such Liens during the period of such contest;

(v) reservations, limitations, provisos and conditions expressed in any original grants from the Crown in Canada or other grants of real or immovable property, or interests therein, or other statutory exceptions which do not have a Material Adverse Effect;

(vi) restrictions, restrictive covenants, easements, encroachments, rights-of-way, servitudes, party wall agreements or other similar rights in land granted to or reserved or otherwise held by other Persons which in the aggregate would not have a Material Adverse Effect;

(vii) the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, licence, franchise, grant or permit acquired by the Borrower or any of its Subsidiaries, or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(viii) the Lien resulting from the deposit of cash, securities, or similar instruments (i) in connection with contracts, tenders or expropriation proceedings, or (ii) to secure workers' compensation, surety or appeal bonds, costs of litigation when required by law and public and statutory obligations, or (iii) in connection with the discharge of Liens or claims incidental to construction, mechanics', warehouseman's, repairers', storage, carriers', landlords' and other similar Liens;

(ix) any Lien arising from any assignments of insurance provided to a landlord (or the mortgagee thereof) or customer pursuant to the terms of any lease or customer contract entered into in the ordinary course of business or any Lien arising under any trade finance instrument entered into in the ordinary course of business provided such Lien is limited to the property in respect of which such instrument was issued;

(x) security given to, or statutory liens in favour of, a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operations of the Borrower or any Subsidiary, all in the ordinary course of business;

(xi) title defects or irregularities which are of a minor nature and in the aggregate will not have a Material Adverse Effect;

(xii) applicable municipal and other governmental restrictions affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with in all material respects where the failure to do so will have a Material Adverse Effect;

(xiii) Liens to secure the payment of the purchase price or the repayment of monies borrowed to pay the purchase price of any property hereafter or previously acquired by the Borrower or any Subsidiary (including title retention agreements and leases in the nature of title retention agreements) provided that such Liens are limited to the property acquired and the proceeds therefrom, together with any renewal, refunding or extension of such Lien where the principal amount outstanding after such renewal, refunding or extension is not increased;

(xiv) Liens in relation to Capitalized Lease Obligations so long as such Lien relates only to the asset subject to the lease;

(xv) Liens on real property and/or personal property now existing or hereafter arising which, in the aggregate, secure indebtedness and obligations at any time not greater than an amount equal to 10% of Shareholders' Equity at such time, together with any renewal, refunding or extension of such Liens;

(xvi) Liens on real and personal property acquired pursuant to an Acquisition by the Borrower or any Subsidiary permitted under the terms of this Agreement provided that such Liens existed prior to such Acquisition and were not created in contemplation of such Acquisition;

(xvii) Liens (if any) created pursuant to the guarantee and postponement of claims granted pursuant to Article Seven; and

(xviii) any other Liens consented to in writing by all of the Lenders.

SCHEDULE 5
Notice of Availment

Canadian Imperial Bank of Commerce, as Administrative Agent

Loan Underwriting and Distribution Canada
161 Bay Street, 8th Floor
BCE Place
Toronto, Ontario
M5J 2S8

Dear Sirs:

Reference is made to the credit agreement dated as of July 14, 2005 (the "Credit Agreement") among MDS Inc., as borrower and Canadian Imperial Bank of Commerce, The Bank of Nova Scotia, Royal Bank of Canada, JPMorgan Chase Bank, N.A., Toronto Branch, Bank of Tokyo -Mitsubishi (Canada), HSBC Bank Canada, Bank of America, National Association, Canada Branch, The Toronto-Dominion Bank and BNP Paribas (Canada), and such other lenders as may become parties thereto (the "Lenders") and Canadian Imperial Bank of Commerce as Administrative Agent for the Lenders, as amended, supplemented, restated or replaced from time to time. Each capitalized term used but not defined in this Notice of Availment shall have the meaning ascribed therein in the Credit Agreement.

  In accordance with the Credit Agreement, the undersigned requests the following Accommodation by way of [initial Borrowing, rollover, continuation of one type of Accommodation as another type of Accommodation]:

  (a) The applicable Borrowing Date is to be _______________, 200____.

  (b) The Borrowing is to consist of:

  [ ] Prime Rate Loans in the aggregate amount of Cdn. $

  [ ] Bankers' Acceptances in the aggregate amount of Cdn. $

  [ ] U.S. Base Rate Loans in the aggregate amount of U.S. $

  [ ] LIBOR Loans in the aggregate amount of U.S. $

  [only complete paragraph (c) or (d) below in respect of a rollover]

  (c) [Bankers' Acceptances with face amounts aggregating Cdn. $______________ are to be rolled over as Bankers' Acceptances with the same aggregate face amount.]

  (d) [LIBOR Loans aggregating U.S. $______________ are to be rolled over as LIBOR Loans.]

  [only complete paragraph (e), (f), (g) or (h) below in respect of a continuation of one type of Accommodation as another type of Accommodation]

  (e) [Prime Rate Loans aggregating Cdn. $______________ are to be continued as ______________ aggregating [Cdn./U.S.] $______________.]

  (f) [Bankers' Acceptances aggregating Cdn. $______________ are to be continued as ______________ aggregating [Cdn./U.S.] $______________.]

  (g) [U.S. Base Rate Loans aggregating U.S. $______________ are to be continued as aggregating [Cdn./U.S.] $______________.]

  (h) [LIBOR Loans aggregating U.S. $______________ are to be continued as ______________ aggregating [Cdn./U.S.] $______________.]

  [complete paragraph (i) below in respect of a Borrowing, rollover or continuation of a Bankers' Acceptance or LIBOR Loan]

  (i) If the [Borrowing, rollover, continuation] of Accommodation from _________________ [insert name of Lender] consists of:

  LIBOR Loans, the LIBOR Period is to be _____ days with a maturity date of _____________________.

  Bankers' Acceptances, the term of such Bankers' Acceptances is to be ________________ days with a maturity date of ______________.

  The undersigned hereby promises to pay to the Lenders the Accommodation provided to the undersigned pursuant to this Notice of Availment in the manner and upon the terms (including as to payment of interest and/or fees) and conditions set out in the Credit Agreement.
  The undersigned confirms that as at the date of this Notice of Availment:

  (a) the representations and warranties deemed to be repeated under Section 8.02 Credit Agreement are true and will be true on and as of the applicable Borrowing Date with the same effect as if such representations and warranties had been made on and as of the date of this Notice of Availment or on and as of the applicable Borrowing Date, as the case may be;

  (b) no Default or Event of Default has occurred and is continuing or will have occurred and be continuing on the applicable Borrowing Date, or will result from the Borrowing requested in this Notice of Availment; and

  (c) all of the other conditions precedent to the Borrowing requested in this Notice of Availment, as specified in Article Eleven of the Credit Agreement, have been satisfied.

  DATED _____________________, 200 ___.

MDS INC.
By:
Name:
Title:

  SCHEDULE 6
  Corporate Structure of
  the Borrower and its Subsidiaries

  SCHEDULE 7
  Environmental Disclosure

  NIL

  SCHEDULE 8
  Compliance Certificate
TO:	CANADIAN IMPERIAL BANK OF COMMERCE, as administrative agent for the Lenders (the "Administrative Agent")
AND TO:	THE FINANCIAL INSTITUTIONS PARTY TO THE CREDIT AGREEMENT (as defined below), as lenders (the "Lenders")
RE:

  Credit agreement dated as of July 14, 2005 (the "Credit Agreement") among MDS Inc., as borrower and Canadian Imperial Bank of Commerce, The Bank of Nova Scotia, Royal Bank of Canada, JPMorgan Chase Bank, N.A., Toronto Branch, Bank of Tokyo - Mitsubishi (Canada), HSBC Bank Canada, Bank of America, National Association, Canada Branch, The Toronto-Dominion Bank and BNP Paribas (Canada) and such other lenders as may become parties thereto (the "Lenders") and Canadian Imperial Bank of Commerce as Administrative Agent for the Lenders, as amended, supplemented, restated or replaced from time to time. Each capitalized term used but not defined in this Notice of Availment shall have the meaning ascribed therein in the Credit Agreement.

  I, ___________________________________ [the Chief Financial Officer/Treasurer/Controller/ Vice President-Finance] of MDS Inc. ("MDS") hereby certify, without personal liability, on behalf of MDS as follows:

  This Certificate is furnished pursuant to paragraph 9.01(l)(iv) of the Credit Agreement and each capitalized term used in this Certificate and not otherwise defined herein shall have the meaning ascribed to such term in the Credit Agreement.
  I have read and am familiar with the Credit Agreement including, in particular, the definitions of the various financial terms used in the Credit Agreement, the representations and warranties contained in Article Eight, the covenants contained in Article Nine and the Events of Default described in Article Ten of the Credit Agreement.
  I have made or caused to be made such examinations or investigations as are, in my opinion, necessary to furnish this Certificate, and I have furnished this Certificate with the intent that it may be relied upon by the Administrative Agent and the Lenders as a basis for determining compliance by the Credit Parties with their respective covenants and obligations under the Credit Agreement and the other Credit Documents as of the date of this Certificate.
  The representations and warranties deemed to be repeated under Section 8.02 of the Credit Agreement are true and correct on the date of this Certificate as if made on and as of the date of this Certificate, except

  .

  No Default or Event of Default has occurred and is continuing on the date of this Certificate except

  .

  The attached financial statements for the [Fiscal Quarter/Fiscal Year] ending [insert date] (the "Reference Date") present fairly the information contained in such financial statements, and such financial statements, and all calculations of financial covenants and presentation of financial information in this Certificate and the Appendices to this Certificate, have been prepared in accordance with GAAP (subject to year-end audit adjustments in the case of unaudited financial statements) and the Credit Agreement.
  MDS is in compliance with the ratio of Total Debt to Total Capitalization requirements of subsection 9.03(a) of the Credit Agreement as at the Reference Date as demonstrated in the calculations set forth in Appendix A to this Certificate. The ratio of Total Debt to Total Capitalization as at the Reference Date is _________%.
  MDS is in compliance with the Interest Coverage Ratio requirements of subsection 9.03(b) of the Credit Agreement as at the Reference Date as demonstrated in the calculations set forth in Appendix A to this Certificate. The Interest Coverage Ratio as at the Reference Date for the Fiscal Quarter ending on or immediately prior to the Reference Date is ________________ to 1.0.
  Based on the ratio of Total Debt to Total Capitalization as at the Reference Date set out in paragraph 6, on the Reset Date immediately following such Reference Date:

  (a) the Applicable Loan Spread under Section 4.01 for LIBOR Loans is _____%

  (b) the Applicable Stamping Fee under Section 4.02 is ___________________%; and

  (c) the Applicable Standby Fee Rate under Section 4.06 is _____%.

  All Subsidiaries of the Borrower and all Guaranteeing Subsidiaries are as set forth in Appendix B. [To be provided annually at end of Fiscal Year].

Dated this __________ day of ___________________, 200 ___.

Name:	<*>
Title:	[Chief Financial Officer/Treasurer/ Controller/Vice President-Finance] of MDS Inc.

APPENDIX A
TO QUARTERLY FINANCIAL COMPLIANCE CERTIFICATE

The following calculations are applicable at the Reference Date.

Reference Date: ___________________________
1.	Total Debt to Total Capitalization					in 000's Cdn. $

Total Debt

(a)	Indebtedness for borrowed money:				$

(b)	Capitalized Lease Obligations				$

(c)	Letters of credit/guarantees for borrowed money				$

(d)	Guarantees of third party indebtedness of the type referred to in (a) & (b)				$

(e)	Obligations to re-purchase property sold by Credit Party				$

less

(f)	Loan made pursuant to Facilities Development and Construction Funding Agreement (up to a maximum of Cdn.$100,000,000)				$

	Total Capitalization					in 000's Cdn. $

(g)	Total Debt				$

(h)	Shareholders' Equity				$

	TOTAL				$

Ratio of Total Debt to Total Capitalization						%

2.	Interest Coverage Ratio

		Q1	Q2	Q3	Q4	Rolling Four Quarters

(a)	EBITDA	$	$	$	$	$

	Net Income	$	$	$	$	$

(i) (A)	Interest Expense	$	$	$	$	$

(B)	Income Tax Expense	$	$	$	$	$

(C)	Depreciation Expense	$	$	$	$	$

(D)	Non-cash expenses re stock options	$	$	$	$	$

(E)	Unusual non-cash charges	$	$	$	$	$

(F)	Losses realized on capital dispositions	$	$	$	$	$

(G)	Foreign exchange translation losses	$	$	$	$	$

(H)	Losses on stock purchases	$	$	$	$	$

(I)	Goodwill write-downs	$	$	$	$	$

(ii) (A)	Interest income	$	$	$	$	$

(B)	Unusual non-cash gains	$	$	$	$	$

(C)	Gains realized on capital asset dispositions	$	$	$	$	$

(D)	Foreign exchange translation gains	$	$	$	$	$

(E)	Gains on stock purchases	$	$	$	$	$

(F)	Dividends from non-affiliated entities	$	$	$	$	$

Total		$	$	$	$	$

(b)	Interest Expense	$	$	$	$	$

Ratio of EBITDA to Interest Expense:			:1.00

SCHEDULE 9
FORM OF UNDERTAKING OF ASSIGNEE LENDER

UNDERTAKING
TO:

Canadian Imperial Bank of Commerce

Loan Underwriting and Distribution Canada

161 Bay Street, 8th Floor

BCE Place

Toronto, Ontario

M5J 2S8

Attention: <*>

(as Administrative Agent for the Lenders referred to below)

AND TO:	THE LENDERS (as hereinafter defined)

AND TO:	THE BORROWER (as defined in the Credit Agreement referred to below)

Reference is made to the credit agreement dated as of July 14, 2005 (the "Credit Agreement") among MDS Inc., as borrower and Canadian Imperial Bank of Commerce, The Bank of Nova Scotia, Royal Bank of Canada, JPMorgan Chase Bank, N.A., Toronto Branch, Bank of Tokyo -Mitsubishi (Canada), HSBC Bank Canada, Bank of America, National Association, Canada Branch, BNP Paribas (Canada), The Toronto-Dominion Bank and such other lenders as may become parties thereto (the "Lenders") and Canadian Imperial Bank of Commerce as Administrative Agent for the Lenders, as amended, supplemented, restated or replaced from time to time. Each capitalized term used but not defined in this Notice of Availment shall have the meaning ascribed therein in the Credit Agreement.

Each capitalized term used in this Undertaking, that is not otherwise defined in this Undertaking, shall have the meaning ascribed thereto in the Credit Agreement.

Pursuant to an agreement dated as of __________________, 200• (the "Assignment Agreement") between [insert name of Assigning Lender] (the "Assignor Lender") and the undersigned, the Assignor Lender has assigned, and the undersigned has assumed, pursuant to Section 13.01 of the Credit Agreement [certain of] the rights and obligations of the Assignor Lender under the Credit as follows:

[describe rights and obligations assigned and assumed]

(the "Assigned Accommodation and Revolving Commitments').

In consideration of the receipt of the sum of Cdn.$10.00, the receipt and adequacy of which is hereby acknowledged, the undersigned hereby undertakes to be bound by the provisions of the Credit Agreement (including without limitation the appointment of the Administrative Agent upon the terms and conditions set forth in Section 13.01 of the Credit Agreement) and the other Credit Documents and to perform all obligations under or pursuant to the Credit Agreement and the other Credit Documents, to the extent of the Assigned Accommodation and Revolving Commitments, to the same extent as if the undersigned had been an original party to the Credit Agreement having Accommodation and Revolving Commitments with respect to the Credit equal to the Assumed Accommodation and Revolving Commitments.

IN WITNESS OF WHICH, the undersigned has executed and delivered this Undertaking by its duly authorized officers as of ________________, 200___.

[Name of Assignee Lender]
By:
Name:
Title:

By:
Name:
Title:

SCHEDULE 10
Material and Unrestricted Subsidiaries

Company	Jurisdiction	Ownership

SUBSIDIARIES

MDS (Canada) Inc.	Canada	Laboratoires MDS Quebec Ltee (100%)

MDS (US) Inc.	Delaware	MDS Inc. (80%)
MDS (Canada) Inc. (20%)

MDS Pharma Services (US) Inc.	Nebraska	MDS (US) Inc. (100%)

PARTNERSHIPS

Metro-McNair Clinical Laboratories Limited Partnership	British Columbia	MDS Inc. (49.5%)
1095419 Ontario Limited (25%)

Metro-McNair Clinical Laboratories Ltd. (0.9%)
Blundell Medical Laboratory Inc. (0.1%)
UNRESTRICTED SUBSIDIARIES

None

1

Exhibit 4.4(g)

SCHEDULE 11
ADHESION AGREEMENT
TO:	CANADIAN IMPERIAL BANK OF COMMERCE, as Administrative Agent (the "Agent")
AND TO:	The Lenders (as such term is defined in the Credit Agreement)
AND TO:	MDS Inc.
RE:

Credit agreement made as of July 14, 2005 among MDS Inc., as borrower and Canadian Imperial Bank of Commerce, The Bank of Nova Scotia, Royal Bank of Canada, JPMorgan Chase Bank, N.A., Toronto Branch, Bank of Tokyo-Mitsubishi (Canada), HSBC Bank Canada Bank of America, National Association, Canada Branch, BNP Paribas (Canada), The Toronto-Dominion Bank and such other lenders as may become parties thereto (the "Lenders") and Canadian Imperial Bank of Commerce as Administrative Agent for the Lenders, as amended, supplemented, restated or replaced from time to time (the "Credit Agreement")

AND RE:	Section 2.01(b) of the Credit Agreement

1. • (the "New Lender"), by its execution of this Adhesion Agreement, hereby acknowledges and agrees to be bound by, and will act in accordance with, the terms, provisions and intent of the Credit Agreement as a Lender thereunder as if it had been an original signatory thereto.

2. The Revolving Commitment of the New Lender shall be $• ..

3. The New Lender acknowledges that this Adhesion Agreement shall be effective upon receipt by the Agent of an executed copy of this Adhesion Agreement and the execution of this Adhesion Agreement by the Agent.

4. Initially capitalized terms used in this Adhesion Agreement but not defined herein shall have the meanings given in the Credit Agreement.

5. This Adhesion Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

DATED as of • , 20• ..

[NEW LENDER]

By:
Name:
Title:

By:
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent

By:
Name:
Title:

By:
Name:
Title: